WINDELS MARX LANE & MITTENDORF, LLP

156 West 56th Str[redacted]

New York, N.Y. 10C

TEL: (212) 237-1000

FAX: (212) 262-1215

NEW BRUNSWICK, NJ
—
PRINCETON, NJ
—
STAMFORD, CT
—
BONITA SPRINGS, FL

David Orlin
Direct Dial: (212) 237-1174
Fax (212) 237-1212
e-mail: dorlin@windelsmarx.com

November 6, 2002

VIA FEDERAL EXPRESS
(Do Not Release without Signature)
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BHP Billiton Plc - File No. 82-4647
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following documents have been released to the public by BHP Billiton Plc, a public limited liability company incorporated under the laws of England and Wales, and are being furnished to the Securities and Exchange Commission (the "Commission") on behalf of BHP Billiton Plc pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"):

Press Release – BHP Billiton Plc – Moody's Upgrades BHP Billiton's Ratings – dated 17 October 2002.

Press Release – BHP Billiton Plc – BHP Billiton Signs China LNG Sales and Purchase Agreements – dated 18 October 2002.

Press Release – BHP Billiton Plc – US GAAP Supplementary Note-Revision – dated 22 October 2002.

Press Release – BHP Billiton Plc – BHP Billiton Quarterly Report on Exploration and Development Activities – dated 24 October 2002

Press Release – BHP Billiton Plc – BHP Billiton Production Report for the Quarter Ended 30 September 2002 – dated 24 October 2002

Press Release – BHP Billiton Plc – Shareholder Letter – dated 31 October 2002

Press Release – BHP Billiton Plc – BHP Billiton Results for the Quarter Ended 30 September 2002 – dated 31 October 2002

Press Release – BHP Billiton Plc – Chairman and Chief Executive Speeches to the Annual General Meeting – dated 4 November 2002

dlw 11/18

Press Release – BHP Billiton Plc – Annual General Meeting Results – dated 5 November 2002

Press Release – BHP Billiton Plc – Final Notification of Interests of Directors and Connected Persons – dated 5 November 2002

The documents enclosed herewith are being furnished with the understanding that they will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such documents shall not constitute an admission for any purpose that BHP Billiton Plc is subject to the Exchange Act.

Very truly yours,

DO/ct
Enclosures

02 NOV 12 AM 11:07

bhpbilliton

Issued by: **BHP Billiton plc**

To: **ASX**
New Zealand Stock Exchange
New York Stock Exchange
Swiss Stock Exchange
Deutsche Bank
UBS Zurich

Date: **17 October 2002**

MOODY'S UPGRADES BHP BILLITON'S RATINGS

The following announcement was made on 16th October 2002 by Moody's Investors Service:

"MOODY'S UPGRADES BHP BILLITON'S RATINGS (SENIOR UNSECURED TO A2; SHORT-TERM TO P-1); OUTLOOK STABLE

Approximately $4.8 Billion of Debt Securities Affected.

Moody's Investors Service today upgraded the senior unsecured rating and short-term rating of BHP Billiton's (BHPB) guaranteed subsidiaries to A2 (from A3) and P-1 (from P-2) respectively. Moody's also upgraded the preferred stock rating of BHP Operations Inc to A3 from Baa1. The rating outlook is stable. Moody's says the rating upgrade reflects BHPB management's successful effort in combining the group's operations, following the dual listed company merger which was implemented in June 2001. The rating upgrade also recognises BHPB's well diversified asset portfolio which cushions the group against the current weakness in certain commodity prices. In addition the upgrade recognises management's focus on maintaining a disciplined financial policy and capital investment framework. At the same time, the A2/P-1 rating reflects BHPB's large capital expenditure program over the medium term related to the development of its growth projects, and the impact on earnings and cash flow of the continued price weaknesses of some of BHPB's commodities. This concludes the review for possible upgrade commenced on August 24, 2002.

Moody's notes that BHPB management has made considerable progress over the past 15 months in ensuring a smooth transitioning for the merged group, including combining the operations of the former companies with little disruption, developing and implementing the strategic framework for the merged group, and implementing a strong governance framework for capital investment decisions. In addition, BHPB's senior management has maintained its focus on cost management initiatives, including

merger-related savings of $270m by 2002-03 fiscal year and targeting an additional $500m of additional cost savings by 2004-05 fiscal year. These initiatives, combined with management commitment to maintaining a prudent financial strategy, provide support for the A2/P-1 ratings.

The rating also recognises the credit strength associated with BHPB having well diversified and high quality commodity assets that enjoy globally competitive cost positions. This strength will continue to mitigate against weakness in commodity prices. Reflecting this strength, BHPB produced relatively robust operating cash flow over 2001-02 despite the difficulties encountered in certain commodities. Moody's believes that the near term outlook for certain commodities, such as copper and aluminium, will remain weak pending a meaningful up-turn in global economic growth but that BHPB is well positioned at the A2 rating level to withstand such challenges.

Moody's notes that BHPB's forecast revenue growth will come from an extensive pipeline of projects currently planned or under development mainly relating to petroleum, aluminium and carbon steel materials. These projects will require a large amount of capital expenditure and involve a degree of execution risk associated with bringing them on stream to deliver the forecast returns. Nevertheless, Moody's believes that BHPB maintains a disciplined capital investment framework that represents marked improvement from the old practices adopted by the group. The strengthened capital investment framework should mitigate against execution risk.

Moody's expects some weakening in credit protection measures in 2003 and 2004 fiscal years due to additional debt required to partially fund the planned capital expenditure. That said, Moody's anticipates a strong recovery in measures of creditworthiness by 2005, as the new projects come on stream. As a result Moody's expects that BHPB should be able to maintain solid debt coverage measures over the next 3-5 years, including retained-cash-flow-to-gross-debt ratio in the 35%-45% range, even under conservative commodity price scenarios assumed by Moody's.

BHPB displays a solid liquidity profile that is highlighted by its strong cash flow generating capacity and reasonably high levels of balance sheet liquidity. In addition, BHPB maintains an appropriate level of financial flexibility to cover any potential shortfall in free cash flow over the next 12-24 months, including access to a committed revolving facility, and management's demonstrated ability to manage its capital expenditure.

The ratings upgraded are:

BHP Billiton Finance Ltd. (guaranteed) - senior unsecured rating of A2 (from A3); short term rating of P-1 (from P-2)

BHP Billiton Finance (USA) Ltd. (guaranteed) - senior unsecured rating of A2 (from A3)

BHP Billiton Finance BV (guaranteed) - senior unsecured rating of A2 (from A3)

BHP Copper Inc. (guaranteed) - senior unsecured rating of A2 (from A3)

BHP Operations Inc - Preferred stock rating of A3 (from Baa1)

BHP Billiton is one of the world's largest natural resource companies, with diversified operations including petroleum, iron ore, alumina/aluminium, energy and metallurgical coal, and base metals. Headquartered in Melbourne, Australia, BHP Billiton generated consolidated turnover of US$15.9 billion (excluding joint ventures) for the 12 months ending 30 June 2002."

Australia

Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077

Registered in Australia

Registered Office: 600 Bourke Street Melbourne Victoria 3000

Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

Registered in England and Wales

Registered Office: 1-3 Strand London WC2N 5HA United Kingdom

Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia

bhpbilliton

NEWS RELEASE

Release Time Immediate

Date 18 October 2002

Number 53/02

BHP BILLITON SIGNS CHINA LNG SALES AND PURCHASE AGREEMENTS

BHP Billiton, together with the other participants in the North West Shelf Venture, today signed Sales and Purchase Agreements with the companies comprising the Guangdong LNG Project for the purchase and supply of liquefied natural gas (LNG) from the North West Shelf (NWS) in Western Australia.

The agreements were signed by the six NWS LNG Sellers and cover the supply of approximately 3.3 million tonnes of LNG per year to Phase One of the Guangdong LNG Project for a period of 25 years starting in late 2005. The contract is worth between A$20 billion and A$25 billion.

The Guangdong LNG project is China's first LNG project and involves the construction of an LNG import terminal and high-pressure gas pipeline in two phases.

President and CEO BHP Billiton Petroleum Philip Aiken, the North West Shelf Owners' Representative for the deal, said at the signing ceremony today in Canberra that he was delighted to participate in such an historic event.

"The occasion marks the beginning of the North West Shelf's commercial relationship with the Chinese LNG project proponents and a new phase of supply of North West Shelf LNG to China," Mr Aiken said.

"The agreements are very important for the overall bilateral relationship between China and Australia, reinforcing Australia's position as a competitive, reliable and secure supplier of LNG to the Asia Pacific region.

Mr Aiken also believes that the deal is significant for the future of BHP Billiton to supply into the Chinese market. "Whether it's iron ore or coal or LNG, the Chinese market is huge and growing, and having a strong position early is very important."

"We look forward to working with the proponents of the Project and hope that we can find new opportunities to extend our working relationship in the future."

BHP Billiton Chairman Don Argus praised Mr Aiken who, as North West Shelf Owners' Representative for the deal, acted as pivotal link between the commercial negotiating teams and the political view; the Commonwealth and Western Australian Governments; the Department of Foreign Affairs and Trade; and the Project's marketing agent Australia LNG for their significant roles in bringing the deal to fruition.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand london
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

Mr Argus said: "The fact that we had the unshakable support of the Government was very important. In particular I would like to thank the Prime Minister John Howard, the Western Australian Premier Geoff Gallop and former WA Premier Richard Court for their sustained support and assistance. "

The companies comprising the Guangdong LNG project are:

China National Offshore Oil Company

Shenzhen Investment Holding Corporation

Guangdong Yuedian Power Assets Managing Co. Ltd

Guangzhou Gas Company

The Hong Kong & China Gas Company Limited

Hong Kong Electric Holdings Limited

Foshan Municipal Gas General Company

Dongguang Fuel Industrial General Company

BP Global Investments Limited

The NWS Venture is currently constructing a fourth LNG processing train at the Venture's gas processing facilities on the Burrup Peninsula, Western Australia, and a second trunkline from the North Rankin A Platform to shore. First LNG from the fourth train is scheduled for mid-2004.

Further infrastructure investments are now being assessed to supply future opportunities and contractual obligations.

BHP Billiton has a 16.67 per cent equity interest in the North West Shelf Project.

****

Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Company Secretary

02 NOV 12 ...

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

22 October 2002

Australian Stock Exchange
Company Announcements Office
4th Floor, 20 Bridge Street
SYDNEY NSW 2000

US GAAP Supplementary Note - Revision

BHP Billiton prepares financial statements to reflect the different accounting standards in operation in each of Australia and the United Kingdom, Australian GAAP and UK GAAP respectively. These statements remain unchanged.

The Australian and UK GAAP statements are reconciled to US generally accepted accounting principles (US GAAP) in supplementary note disclosures contained in the Group's annual reports.

In preparing the US GAAP reconciliation, a tax adjustment was reflected incorrectly, resulting in the estimated tax expense being inadvertently overstated. This had the effect of understating the US GAAP net income and disclosures shown in the supplementary note entitled "US Generally Accepted Accounting Principles Disclosures" only. It does not alter any other aspect of the financial statements.

We have revised the affected note. The Group's auditors have confirmed the revised supplementary note disclosures reflect the changes required and do not affect their unqualified audit opinions dated 9 September 2002.

As a US Registrant, BHP Billiton is also required to file an annual report on Form 20-F with the US Securities & Exchange Commission. This report, which is due to be filed in December, will incorporate the revised note disclosure.

A copy of the revised note for the BHP Billiton Limited and BHP Billiton Plc Reports is attached.

Karen Wood
Company Secretary

Addendum to BHP Billiton Limited Annual Report 2002 – Combined Financial Statements

Note 49 to the financial statements (appears in condensed form as Note 10 to the Concise Report)– US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Limited Annual Report 2002 – Combined Financial Statements.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES

The financial statements of the BHP Billiton Group are prepared in accordance with Australian Generally Accepted Accounting Principles (GAAP). The financial statements, analyses and reconciliations presented in this note represent the financial information which would be required if US GAAP had been applied instead of Australian GAAP.

Certain additional disclosures that would normally accompany these disclosures were they being prepared in the context of a filing with the US Securities and Exchange Commission have been omitted.

DLC merger

On 29 June 2001, BHP Billiton Plc (formerly Billiton Plc) consummated the Dual Listed Companies ('DLC') merger with BHP Billiton Limited (formerly BHP Limited). A description of the DLC merger structure is provided in 'Dual Listed Companies Structure and Basis of Preparation of Financial Statements'. In accordance with Australian GAAP, the assets, liabilities and equity of the BHP Billiton Plc Group and of the BHP Billiton Limited Group are combined at their respective book values as at the date of consummation of the merger.

Under US GAAP the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. The BHP Billiton Limited Group has been identified as the acquirer because of the majority ownership interest of BHP Billiton Limited shareholders in the DLC structure. Under US GAAP, the reconciliation of shareholders' equity includes the purchase adjustments required under US GAAP to recognise the BHP Billiton Plc Group assets and liabilities at their fair values, with the excess recorded as goodwill.

(A) Reconciliation to US GAAP

Material differences between Australian GAAP as followed by the BHP Billiton Group and US GAAP are described below. Refer 'US GAAP Adjustments'.

Addendum to BHP Billiton Limited Annual Report 2002 – Combined Financial Statements

Note 49 to the financial statements (appears in condensed form as Note 10 to the Concise Report)- US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Limited Annual Report 2002 – Combined Financial Statements.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following is a summary of the estimated adjustments to net income for 2002, 2001 and 2000 which would be required if US GAAP had been applied instead of Australian GAAP.

	2002 US$M	2001 US$M (restated)	2000 US$M
Reconciliation of net income			
Net profit attributable to members as reported in the consolidated Statement of Financial Performance:	**1 648**	1 109	1 034
add/(deduct)			
Estimated adjustment required to accord with US GAAP:			
Fair value adjustment on acquisition of BHP Billiton Plc Group			
Depreciation, amortisation and other asset movements	**(412)**	–	–
BHP Steel demerger	**(333)**	–	–
Employee compensation costs	**26**	(117)	–
Depreciation – write-downs	**(18)**	(19)	(34)
– revaluations	**5**	5	8
– reserves	**(15)**	–	–
Restructuring and employee provisions	**(55)**	31	27
Fair value accounting for derivatives	**279**	(33)	–
Synthetic debt	**18**	–	–
Realised net exchange (losses)/gains on sale of assets/closure of operations	**84**	7	26
Exploration, evaluation and development expenditures	**(60)**	(3)	(4)
Start-up costs	**(2)**	5	(16)
Profit on asset sales	**2**	2	(30)
Pension plans	**(12)**	(172)	(29)
Other post-retirement benefits	**8**	–	–
Mozal expansion rights	**22**	–	–
Employee Share Plan loans	**(16)**	–	–
Purchase business combination costs	–	38	–
Expenses on spin-off of OneSteel Limited	–	(30)	–
Asset write-downs	–	–	(891)
Consolidation of Tubemakers of Australia Ltd	–	(1)	(4)
Application of Equity accounting	–	–	164
Tax adjustments (including the tax effect of above adjustments)	**80**	60	338
Total adjustment	**(399)**	(227)	(445)
Net income of BHP Billiton Group under US GAAP	**1 249**	882	589

	2002 US$	2001 US$	2000 US$
Earnings per share – US GAAP (a) (b)			
Basic	**0.207**	0.239	0.161
Diluted	**0.207**	0.238	0.161
Earnings per American Depositary Share (ADS) – US GAAP (b) (c)			
Basic	**0.414**	0.478	0.322
Diluted	**0.414**	0.476	0.322

(a) Based on the weighted average number of shares on issue for the period.
(b) Comparative data has been adjusted to take into account the BHP Billiton Limited bonus share issue effective 29 June 2001. Refer note 31.
(c) For the periods indicated, each ADS represents two ordinary shares.

Addendum to BHP Billiton Limited Annual Report 2002 – Combined Financial Statements

Note 49 to the financial statements (appears in condensed form as Note 10 to the Concise Report)– US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Limited Annual Report 2002 – Combined Financial Statements.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

	2002 US$M	2001 US$M (restated)	2000 US$M
Consolidated income statement			
Revenues	**14 698**	9 038	9 401
deduct			
Cost of sales	**9 968**	6 457	7 798
Depreciation and amortisation	**1 882**	1 137	1 174
General and administrative expenses	**174**	185	56
Operating income	**2 674**	1 259	373
deduct			
Net interest expense	**465**	299	457
Income/(loss) before tax, minority interests and equity in net earnings of affiliated companies	**2 209**	960	(84)
deduct/(add)			
Taxation expense/(benefit)	**878**	489	(308)
add			
Share of profits of joint ventures and associated undertakings	**221**	15	183
deduct/ (add)			
Minority interests	**39**	(260)	(22)
Net income from continuing operations	**1 513**	746	429
Discontinued operations			
Income from discontinued operations	**74**	205	221
(add)/deduct			
Taxation (benefit)/expense from discontinued operations	**(3)**	34	56
deduct			
Loss on disposal of operations	**333**	31	4
deduct			
Minority interests in discontinued operations	**8**	4	1
Net (loss)/income from discontinued operations	**(264)**	136	160
Net income	**1 249**	882	589

The following statement of comprehensive income reports changes in shareholders' equity excluding those resulting from investments by shareholders and distributions to shareholders.

	2002 US$M	2001 US$M	2000 US$M
Statement of comprehensive income			
Total changes in equity other than those resulting from transactions with owners under Australian GAAP	**1 673**	1 401	1 264
Adjustments to reflect comprehensive income in accordance with US GAAP, net of income tax:			
Total adjustment to net income per above reconciliation	**(399)**	(227)	(445)
Reclassification adjustment for net exchange gains included in net income (a)	**(84)**	(7)	(26)
Net loss on qualifying cash flow hedging instruments as at 1 July 2000	**–**	(268)	–
Losses on qualifying cash flow hedging instruments	**–**	(301)	–
Net transfer to earnings on maturity of cash flow hedging instruments	**148**	150	–
Adjustment for initial adoption of revised accounting standard AASB 1016:			
Accounting for investments in associates	**–**	–	(164)
Changes in fair value of listed investments	**5**	–	–
Comprehensive income – under US GAAP (b)	**1 343**	748	629
Accumulated other comprehensive income includes:			
Exchange fluctuation account	**387**	446	149
Qualifying cash flow hedging instruments	**(271)**	(419)	–
Other items	**5**	–	–

(a) Tax benefit/ (expense) of other comprehensive income items:

Movements in exchange fluctuation account	1	74	40
Reclassification adjustment for exchange gains included in net income	–	–	30

(b) Estimated losses expected to be reclassified from other comprehensive income to earnings in the year ended 30 June 2003 are approximately $220 million after tax.

Addendum to BHP Billiton Limited Annual Report 2002 – Combined Financial Statements

Note 49 to the financial statements (appears in condensed form as Note 10 to the Concise Report)– US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Limited Annual Report 2002 – Combined Financial Statements.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following is a summary of the estimated adjustments to shareholders' equity as at 30 June 2002 and 2001 that would be required if US GAAP had been applied instead of Australian GAAP:

	2002 US$M	2001 US$M
Equity attributable to members		
Total equity attributable to members	**12 821**	11 847
add/ (deduct)		
Estimated adjustment required to accord with US GAAP		
Fair value adjustments on acquisition of BHP Billiton Plc Group (a)		
Inventory	**–**	159
Investments	**985**	1 034
Property, plant and equipment	**2 072**	2 156
Undeveloped properties	**741**	825
Long-term contracts	**39**	40
Goodwill	**2 709**	2 770
Long-term debt	**13**	29
BHP Steel demerger	**(264)**	–
Property, plant and equipment revaluations	**(63)**	(68)
Asset write-downs	**87**	174
Reserves	**(15)**	–
Restructuring and employee provisions	**11**	66
Fair value accounting for derivatives	**(127)**	(624)
Synthetic debt	**31**	13
Exploration, evaluation and development expenditures	**(126)**	(66)
Start-up costs	**(55)**	(53)
Profit on asset sales	**(20)**	(22)
Pension plans	**(109)**	(78)
Other post-retirement benefits	**(15)**	(49)
Mozal expansion rights debtor	**(39)**	(61)
Employee Share Plan loans	**(135)**	(59)
Change in fair value of listed investments	**10**	5
Deferred taxation effect of fair value adjustment on acquisition of BHP Billiton Plc Group	**(1 559)**	(1 724)
Deferred taxation adjustments (including the deferred taxation effect of other adjustments)	**155**	288
Total adjustment	**4 326**	4 755
Total equity attributable to members according to US GAAP	**17 147**	16 602

(a) In addition to the fair value adjustments on acquisition of the BHP Billiton Plc Group indicated, various adjustments to the net assets of the BHP Billiton Plc Group to reflect US GAAP were also reported. These adjustments have been disclosed in aggregate with similar items relating to the BHP Billiton Limited Group.

Addendum to BHP Billiton Limited Annual Report 2002 – Combined Financial Statements

Note 49 to the financial statements (appears in condensed form as Note 10 to the Concise Report)– US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Limited Annual Report 2002 – Combined Financial Statements.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following are the variations in the balance sheet as at 30 June 2002 and 2001 that would be required if US GAAP had been applied instead of Australian GAAP:

	A GAAP 2002 US$M	Adjustments 2002 US$M	US GAAP 2002 US$M	A GAAP 2001 US$M	Adjustments 2001 US$M	US GAAP 2001 US$M
Statement of Financial Position						
Assets						
Current assets						
Cash assets	1 413	–	1 413	1 147	–	1 147
Receivables	1 990	(110)	1 880	1 979	(69)	1 910
Other financial assets	116	–	116	215	–	215
Inventories	1 160	–	1 160	1 375	159	1 534
Other assets	100	93	193	122	–	122
Total current assets – continuing operations	4 779	(17)	4 762	4 838	90	4 928
Total current assets – discontinued operations	748	–	748	738	–	738
Total current assets	5 527	(17)	5 510	5 576	90	5 666
Non-current assets						
Receivables	882	(64)	818	374	(51)	323
Investments accounted for using the equity method	1 505	(2)	1 503	1 236	–	1 236
Other financial assets	489	1 034	1 523	465	1 085	1 550
Inventories	45	–	45	61	–	61
Property, plant and equipment	17 659	2 246	19 905	16 964	2 844	19 808
Intangible assets	513	2 709	3 222	608	2 770	3 378
Deferred tax assets	462	67	529	442	216	658
Other assets	796	(100)	696	689	(69)	620
Total non-current assets – continuing operations	22 351	5 890	28 241	20 839	6 795	27 634
Total non-current assets – discontinued operations	1 984	40	2 024	1 809	123	1 932
Total non-current assets	24 335	5 930	30 265	22 648	6 918	29 566
Total assets	29 862	5 913	35 775	28 224	7 008	35 232
Liabilities and shareholders' equity						
Current liabilities						
Payables	2 143	100	2 243	1 989	317	2 306
Interest bearing liabilities	1 743	–	1 743	1 743	–	1 743
Tax liabilities	498	–	498	380	–	380
Other provisions	1 009	(9)	1 000	942	(64)	878
Total current liabilities – continuing operations	5 393	91	5 484	5 054	253	5 307
Total current liabilities – discontinued operations	448	–	448	375	–	375
Total current liabilities	5 841	91	5 932	5 429	253	5 682
Non-current liabilities						
Payables	121	16	137	144	185	329
Interest bearing liabilities	6 329	(33)	6 296	6 458	86	6 544
Tax liabilities	1 364	1 471	2 835	1 152	1 651	2 803
Other provisions	2 661	33	2 694	2 443	69	2 512
Total non-current liabilities – continuing operations	10 475	1 487	11 962	10 197	1 991	12 188

Note 49 to the financial statements (appears in condensed form as Note 10 to the Concise Report)– US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Limited Annual Report 2002 – Combined Financial Statements.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

	A GAAP 2002 US$M	Adjustments 2002 US$M	US GAAP 2002 US$M	A GAAP 2001 US$M	Adjustments 2001 US$M	US GAAP 2001 US$M
Total non-current liabilities – discontinued operations	393	–	393	366	–	366
Total non-current liabilities	10 868	1 487	12 355	10 563	1 991	12 554
Total liabilities	16 709	1 578	18 287	15 992	2 244	18 236
Equity minority interests	332	9	341	385	9	394
Shareholders' equity						
BHP Billiton Limited – Contributed equity	3 143	(628)	2 515	3 039	(533)	2 506
BHP Billiton Plc – Called up capital	1 752	5 697	7 449	1 752	5 699	7 451
Other equity items	471	(247)	224	530	(400)	130
Retained profits	7 455	(496)	6 959	6 526	(11)	6 515
Total shareholders' equity	12 821	4 326	17 147	11 847	4 755	16 602
Total liabilities and shareholders' equity	29 862	5 913	35 775	28 224	7 008	35 232

Basis of presentation under US GAAP

Revenue recognition

SAB 101 'Revenue recognition in Financial Statements' became applicable to the BHP Billiton Group for the year ended 30 June 2001. The adoption of SAB 101 does not give rise to any differences in revenue recognition.

Associated entities and unincorporated joint ventures

Under US GAAP, all investments classified as associated entities, as detailed in note 18 'Investments accounted for using the equity method', are accounted for under the equity method of accounting in accordance with APB 18. All unincorporated joint ventures, as detailed in note 45 'Major interests in unincorporated joint ventures', are proportionally accounted for in accordance with Emerging Issues Task Force Opinion ('EITF') 00-01 *Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures.*

The BHP Billiton Group's investment in the Richards Bay Minerals joint venture is comprised of two legal entities Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited. Although the BHP Billiton Group owns 51 per cent of Tisand (Pty) Limited, it has not been consolidated under US GAAP in accordance with EITF 96-16 *Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.* The substantive participating rights of the minority interests holder in the Richards Bay Minerals joint venture are embodied in the shareholder agreement between the BHP Billiton Group and Rio Tinto which ensures that the Richards Bay Minerals joint venture functions as a single economic entity with the overall profit of the Richards Bay Minerals joint venture shared equally between the venturers.

The BHP Billiton Group holds a 57.5 per cent ownership interest in Escondida, which is classified as a joint arrangement. In accordance with EITF 96-16, the BHP Billiton Group has not consolidated this investment. The substantive participating rights of the minority interests holders in the Escondida joint venture include the participation in selection, termination and compensation of management, approval of sales, expenditure, expansions, curtailments, borrowings, settlements and policies and procedures.

Period ended 30 June 2000

For the BHP Billiton Limited Group, following a change in balance date from 31 May to 30 June, effective 30 June 2000, all references in this reconciliation to 2000 are to the 13 months ended 30 June 2000 (refer note 1). Under US GAAP, net income for the 12 months ended 30 June 2000 was US$400 million and comprehensive income for the 12 months ended 30 June 2000 was US$674 million.

Addendum to BHP Billiton Limited Annual Report 2002 – Combined Financial Statements

Note 49 to the financial statements (appears in condensed form as Note 10 to the Concise Report)– US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Limited Annual Report 2002 – Combined Financial Statements.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

US GAAP adjustments

Acquisition of BHP Billiton Plc

On 29 June 2001, BHP Billiton Limited and BHP Billiton Plc established a DLC merger. A full description of the DLC Merger structure is provided in (Dual Listed Companies Structure and Basis of Preparation of Financial Statements). Under US GAAP, the DLC merger is accounted for as a purchase business combination of the BHP Billiton Plc Group by the BHP Billiton Limited Group.

The total assumed purchase consideration of US$11 529 million was calculated by multiplying the number of shares held by BHP Billiton Plc shareholders of 2 319 147 885 on 29 June 2001 by the US$4.9559 adjusted average share price of BHP Billiton Limited's ordinary shares. The average share price was calculated over a period of three days prior to, and subsequent to, the announcement of the DLC merger on 19 March 2001. The average share price is adjusted for the 1:1 equalisation ratio, which is achieved by BHP Billiton Limited's bonus share issue of 1 912 154 524 million shares in the ratio of 1.0651 additional bonus shares for every existing share held – prior to the bonus share adjustment the average share price would be US$10.2344 (i.e. by a factor of 2.0651). The 2 319 147 885 shares held by BHP Billiton Plc shareholders on 29 June 2001 reflect the exercise of rights under the Restricted Share Scheme and the Co-Investment Plan. As such, there were no outstanding stock options, stock appreciation rights or similar issuances of BHP Billiton Plc, and no purchase consideration is attributable to such securities. The cost of acquisition was therefore US$11 529 million, including direct external acquisition costs of US$36 million. The direct external acquisition costs have been expensed as incurred for Australian GAAP purposes.

Under US GAAP purchase accounting, the cost of the acquisition is allocated to the fair values of identifiable assets acquired and liabilities assumed. As a result of the fair value exercise, increases in the values of the BHP Billiton Plc Group's inventory, investments, long-term contracts and long-term debt were recognised and fair market values attributed to their other tangible assets mainly property, plant and equipment and undeveloped properties, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of the BHP Billiton Plc Group has been recorded as goodwill. Fair value adjustments to the recorded amount of inventory and long-term contracts are expensed in the period the inventory is utilised and the long-term contracts are delivered into, and additional amortisation and depreciation are recorded in respect of the fair value adjustments of intangible and tangible assets and the resulting goodwill over the periods of their respective useful economic lives.

The adjustments to the assets and liabilities of the BHP Billiton Plc Group to reflect the fair values and allocation of the excess purchase consideration over the fair value of net assets acquired, based on management's best estimates of fair value, are summarised in the shareholders' equity reconciliation and are discussed below:

(i) The increase in fair value of inventory was determined based on the difference between the carrying value and the market value of these assets.

(ii) The increase in investments relates to increases to the BHP Billiton Plc Group's equity investments. These equity investments have been measured at fair value and any excess of the fair value over the underlying tangible assets and liabilities has been attributed to mineral reserves within the underlying investments. These uplifts to mineral properties are being amortised over their estimated useful lives on a unit of production and, on an investment-by-investment basis. The estimated useful lives are not expected to exceed 30 years.

(iii) The increase in property, plant and equipment relates to increases in the carrying value of the BHP Billiton Plc Group's property, plant and equipment to their estimated fair value. The increase in carrying value of the property, plant and equipment is to be amortised over the estimated useful life of the property, plant and equipment, primarily on a unit of production basis. The estimated useful lives range between one year and 33 years.

During December 1998, the BHP Billiton Plc Group acquired certain assets from the BHP Billiton Limited Group. The BHP Billiton Plc Group recognised certain fair value adjustments as a result of this acquisition which are being amortised over their useful lives. For Australian GAAP, the fair value adjustments are reversed while for US GAAP these fair value adjustments are reinstated.

Addendum to BHP Billiton Limited Annual Report 2002 – Combined Financial Statements

Note 49 to the financial statements (appears in condensed form as Note 10 to the Concise Report)– US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Limited Annual Report 2002 – Combined Financial Statements.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(iv) The amount of total consideration allocated to the BHP Billiton Plc Group's developed and undeveloped properties has been estimated by the BHP Billiton Group management using current estimates of the status and prospects of the BHP Billiton Plc Group's developed and undeveloped property portfolio as contained in the BHP Billiton Plc Group's strategic plans. The undeveloped properties include only those identified properties that have advanced to a stage of development feasibility where management believes reasonable estimates of projected cash flows can be prepared and proven and probable reserves exist. The value allocated to the developed and undeveloped properties was determined utilising a risk adjusted income approach that included earnings discounted by the appropriate cost of capital for the investment. Estimates of future cash flows related to individual developed and undeveloped properties were based on existing estimates of revenues and contribution margin for the project. The increase in developed properties is being amortised over their estimated exploitable useful lives on a project-by-project basis. Amortisation for each project is deferred until such time as production commences.

(v) The increase in value of the long-term contracts was determined by attributing a fair value to certain long-term contracts, which were not accorded a value in the BHP Billiton Plc Group's financial statements.

(vi) Goodwill represents the remainder of unallocated purchase consideration. Goodwill is currently amortised over its expected useful economic life and in future years will be subject to further periodic impairment tests.

(vii) The decrease in long-term debt was as a result of attributing a fair value to fixed interest rate long-term loans which were not recorded at fair value in the BHP Billiton Plc Group's financial statements.

(viii) Other differences between Australian GAAP and US GAAP included adjustments for pensions, post-retirement benefits and start-up costs.

(ix) Deferred taxes have been computed on the excess of fair value over book value, other than for goodwill, using the applicable statutory tax rates.

Preliminary fair value assessments of the assets and liabilities of the BHP Billiton Plc Group were undertaken through the quantification of the purchase price and the preliminary allocation of this to individual businesses and to the underlying assets and liabilities of the individual businesses. Minor revisions to the provisional fair values were undertaken in the year ended 30 June 2002. The revised values of assets and liabilities acquired compared to the provisional values are shown in the table on the following page. Prior period fair value adjustments have not been restated for the revisions.

	Final US$M	Provisional US$M
Statement of Financial Position at 30 June 2001		
Current assets		
Cash assets	687	687
Receivables	883	883
Inventories	1 022	1 022
Other financial assets	132	132
Non-current assets		
Property, plant and equipment	11 567	11 540
Intangibles	3 307	3 278
Other financial assets	2 929	2 971
Current liabilities		
Payables	1 048	1 048
Interest bearing liabilities	1 300	1 300
Other provisions	221	221
Non-current liabilities		
Interest bearing liabilities	3 329	3 329
Tax liabilities	2 129	2 161
Other provisions	634	588
Equity minority interests	337	337
Net assets	11 529	11 529
Shareholders' equity		
Shareholders' equity	11 529	11 529

Addendum to BHP Billiton Limited Annual Report 2002 – Combined Financial Statements

Note 49 to the financial statements (appears in condensed form as Note 10 to the Concise Report)– US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Limited Annual Report 2002 – Combined Financial Statements.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

BHP Steel demerger

Under Australian GAAP, the BHP Steel demerger is treated in two components – a distribution to BHP Billiton Limited shareholders of 94 per cent of BHP Steel shares (accounted for as a capital reduction) and a sale of 6 per cent of BHP Steel shares (accounted for as a sale of assets). Under US GAAP, the BHP Steel demerger is classified as a non pro-rata distribution to shareholders and is required to be accounted for as a 100 per cent sale of assets. The implied consideration for the sale of the additional 94 per cent of BHP Steel shares is based on the market price of BHP Steel shares used in determining the bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders. The remaining 6 per cent is measured at the respective sale price. The implied consideration, when compared to the book value of the BHP Steel net assets to be demerged, indicates a shortfall, which is required to be recognised in the result for the period ended 30 June 2002 for US GAAP. The calculation of the book value of the BHP Steel net assets to be demerged includes US GAAP net asset adjustments attributable to BHP Steel.

Employee compensation costs

In these accounts, the expected cost of awards under various employee ownership plans is charged to the profit and loss account over the vesting period. Under US GAAP, compensation expense arising from variable equity award plans is recognised based on movements in their intrinsic value.

Depreciation

Revaluations of property, plant and equipment and investments have resulted in upward adjustments to the historical cost values reflected in a revaluation reserve, which is part of total equity. In the case of property, plant and equipment, the depreciation charged against income increases as a direct result of such a revaluation. Since US GAAP does not permit property, plant and equipment to be valued at above historical cost, the depreciation charge has been restated to reflect historical cost depreciation.

Following smaller asset write-downs under US GAAP, the higher asset values under US GAAP are being depreciated in accordance with asset utilisation. Refer 'Asset write-downs' below.

Asset write-downs

At 31 May 1998, the BHP Billiton Limited Group changed its impairment test policy for determining the recoverable amount of non-current assets from an undiscounted to a discounted basis. The discount rate is a risk adjusted market rate which is applied both to determine impairment and to calculate the write-down.

Under US GAAP, where an asset is reviewed for impairment, an impairment test is required utilising undiscounted cash flows. If the asset's carrying value exceeds the sum of undiscounted future cash flows, the asset is considered impaired and it is written down to its fair value.

These differences created adjustments to the profit and loss account in prior years representing the lower charge to profit and resultant higher asset values for the write-downs calculated under US GAAP. In subsequent financial periods, the difference in asset carrying values is reduced through the inclusion of additional depreciation charges in the profit and loss account. Refer 'Depreciation' above.

The movement in the shareholders' equity reconciliation in 2002 for this item largely reflects impacts of the BHP Steel demerger and has been included in that item in the income reconciliation. The charge to profit for the period ended 30 June 2000 reflects the additional write-off of the West Australian HBI plant for US GAAP.

Reserves

The BHP Billiton Group prepares mineral reserve statements based on the Australasian Code for reporting of Mineral Resources and Ore Reserves, September 1999 (the JORC Code). The information contained in those statements differs in certain respects from that reported to the US Securities and Exchange Commission (SEC) which is prepared with reference to the SEC's Industry Guide 7. This adjustment reflects the impact on depreciation of the difference.

Restructuring and employee provisions

These accounts include provisions for redundancies associated with organisational restructuring that can be recognised where positions have been identified as being surplus to requirements, provided the circumstances are such that a constructive liability exists. Under US GAAP, a provision for redundancies involving voluntary severance offers is restricted to employees who have accepted these offers. The adjustment is reversed over subsequent periods as the offers are accepted.

Note 49 to the financial statements (appears in condensed form as Note 10 to the Concise Report)– US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Limited Annual Report 2002 – Combined Financial Statements.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Fair value accounting for derivatives

Under Australian GAAP, when undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of a transaction will be included in the profit and loss account whether or not such derivative is terminated. When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

(a) Deferred and included in the measurement of the anticipated transaction when it occurs; or
(b) Included in the profit and loss account where the anticipated transaction is no longer expected to occur.

The premiums paid on interest rate options and foreign currency put and call options are included in other assets and are deferred and included in the settlement of the underlying transaction. When undertaking strategic or opportunistic financial transactions, all gains and losses are included in the profit and loss account at the end of each reporting period. The premiums paid on strategic financial transactions are included in the profit and loss account at the inception of the contract.

For the purpose of deriving US GAAP information, Statement of Financial Accounting Standards No. 133: Accounting for Derivative Instruments and Hedging Activities (SFAS 133) requires that each derivative instrument be recorded in the Statement of Financial Position as either an asset or liability measured at its fair value. On initial application of this Standard the BHP Billiton Limited Group recognised an accumulated loss of US$268 million in respect of the fair value of derivative instruments held on 1 July 2000, which qualified as cash flow hedge transactions. This amount was reported as a component of other comprehensive income. An accumulated gain of US$11 million was recognised in respect of the fair value of derivative instruments which qualified as fair value hedge transactions, offset by a corresponding loss on their associated hedged liabilities held at 1 July 2000. The BHP Billiton Plc Group does not apply hedging principles in accordance with SFAS 133 and marks to market all derivative instruments, taking movements in the fair value of derivative instruments to the profit and loss account.

In the year ended 30 June 2001, subsequent gains and losses on cash flow hedges were taken to other comprehensive income and reclassified to profit and loss in the same period the hedged transaction was recognised. Gains and losses on fair value hedges continue to be taken to profit and loss in subsequent periods, as are offsetting gains and losses on hedged liabilities. In both cases, these gains and losses are not recognised under Australian GAAP until the hedged transaction is recognised.

Effective 1 July 2001, for US GAAP purposes, the BHP Billiton Limited Group de-designated existing derivative instruments as hedges of underlying transactions. Amounts previously included in other comprehensive income in relation to those derivative instruments previously designated as cash flow hedges will remain until the transactions originally being hedged are recognised, at which time the amounts will be taken to the profit and loss account. Movements in the fair value of derivative instruments since 30 June 2001 are taken to the profit and loss account.

Synthetic debt

An operating subsidiary, whose functional currency is the US dollar, has obtained financing in various foreign currencies. The operating subsidiary entered into forward exchange contracts to fix the exchange rate between the rand and the various foreign currencies. In these accounts, the arrangement is treated as a synthetic rand debt which at each period end is retranslated into US dollars at the spot rate with the exchange gain or loss that is recognised being included in the profit and loss account.

Under US GAAP, synthetic debt accounting is not permitted. As a result, the foreign loan amounts and forward exchange contracts are accounted for separately. Foreign loans are recorded at the exchange rate in effect on the date of the borrowing, with gains and losses arising from currency movements taken to the profit and loss account. The forward exchange contracts are marked to market annually with the resulting gain or loss also taken to the profit and loss account.

Realised net exchange gains on sale of assets/closure of operations

Net exchange gains or losses reported in shareholders' equity, which relate to assets that have been sold, closed or written down are transferred to retained earnings. US GAAP requires these net exchange gains or losses be recognised in the profit and loss account reflecting that they have, in substance, been realised.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Exploration, evaluation and development expenditures

The BHP Billiton Group follows the 'area of interest' method in accounting for petroleum exploration, evaluation and development expenditures. This method differs from the 'successful efforts' method followed by some US companies, and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised. Such expenditure capitalised by the BHP Billiton Group is amortised in subsequent years. In respect of Minerals properties, the BHP Billiton Group capitalises exploration and evaluation expenditure where it is expected that the expenditure will be recouped by future exploitation or sale or where a mineral resource has been identified but activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves. Under US GAAP, a final feasibility study indicating the existence of commercially recoverable reserves at greenfield properties serves as the trigger point for capitalisation. US GAAP permits expenditure to be capitalised for the purpose of extending or further delineating existing reserves. In subsequent financial periods, amounts amortised (which have been expensed for US GAAP purposes) will be added back when determining the profit result according to US GAAP.

Costs of start-up activities

The BHP Billiton Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP, costs of start-up activities should be expensed as incurred.

Profit on asset sales

Under US GAAP, profits arising from the sale of assets cannot be recognised in the period in which the sale occurs where the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.

For the period ended 30 June 2000, the profit on the sale and leaseback of plant and equipment was deferred for US GAAP purposes and will be recognised over the life of the operating lease.

Pension plans

In these accounts, the net periodic pension cost assessed on an actuarial basis is charged to profit and loss so as to allocate the costs systematically over the employees' service lives. This policy has been adopted for by the BHP Billiton Limited Group to conform with the BHP Billiton Plc Group and was applied in the year ended 30 June 2001. Previously, charges were taken to the profit and loss account as contributions were made to pension plans.

Consequently, the BHP Billiton Group recognises periodic pension cost based on actuarial advice in a manner generally consistent with US GAAP. However, differences in the actuarial method used and the timing of recognition of expense components results in different periodic costs and pension assets or liabilities. In addition, any associated foreign exchange gains or losses are required to be eliminated from net income.

Other post-retirement benefits

In these accounts, post-retirement benefits other than pensions have been accounted for in a manner which is generally consistent with US GAAP except for certain scenarios such as in accounting for plan amendments.

In these accounts, amendments to post-retirement benefits provided are taken into account from the date upon which plan amendments are announced. Under US GAAP, plan amendments are only taken into account from the date upon which the plan amendments become effective.

Mozal expansion rights

In June 2001, BHP Billiton announced an agreement to sell-down a portion of its preferential rights in the Mozal Phase II project to two of its project partners. In these accounts, the consideration was recognised as revenue in the year ended 30 June 2001. A portion of the consideration will be paid in cash and another portion will be delivered to BHP Billiton via a marketing arrangement once production has commenced. This deferred portion will be amortised to the profit and loss account over the period of the sales contract. Under US GAAP, the consideration paid in cash will be recognised as profit from asset sales when received and the deferred consideration portion is considered a derivative and has been recognised on the balance sheet and marked to market with movements in fair value being taken to the profit and loss account.

Addendum to BHP Billiton Limited Annual Report 2002 – Combined Financial Statements

Note 49 to the financial statements (appears in condensed form as Note 10 to the Concise Report)– US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Limited Annual Report 2002 – Combined Financial Statements.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Change in UK corporate tax rate for petroleum companies

Australian GAAP requires tax liabilities and assets to be measured at the rates expected to apply when the underlying timing differences reverse. US GAAP requires the measurement of tax liabilities and assets using tax rates based on enacted tax law. The effect of a change in the UK corporate tax rate for petroleum companies was recognised in June 2002 in these accounts on the basis that the legislation was substantively enacted. This tax rate change will not be recognised for US GAAP purposes until the legislation is enacted. For 2002, an adjustment of US$61 million is reported in the item 'taxation adjustments'.

Purchase business combination costs

Costs incurred in relation to the DLC merger that were expensed under Australian GAAP represent costs of acquisition that were capitalised under US GAAP.

Expenses on spin-off of OneSteel Limited

Costs associated with completion of the spin-off of OneSteel Limited are recognised directly in equity for Australian GAAP but are charged as expenses for US GAAP. The financial statements included in the 2001 Form 20-F incorrectly recognised these costs directly in equity. This change in accounting in the year ended 30 June 2001 decreased US GAAP net income by US$30 million, and decreased US GAAP earnings per share by US$0.008 per share.

Restoration and rehabilitation costs

In these accounts, the expected cost of any committed decommissioning or restoration program, discounted to its net present value, is provided and capitalised at the beginning of each project. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision as the discount unwinds is included in net interest and similar items payable. The BHP Billiton Limited Group adopted this policy in the year ended 30 June 2001 to conform with the BHP Billiton Plc Group. In fiscal 2000 and prior years, the provision was determined under US GAAP on an undiscounted basis and the charge to profit was generally based on units of production, so that full provision was made by the end of the assets' economic life.

Consolidation of Tubemakers of Australia Ltd (TOA)

Prior to consolidation, TOA was accounted for as an associated entity and included in the equity accounting calculations. Under US GAAP equity accounting is included in the consolidated results, while prior to the year ended 30 June 1999 only disclosure by way of note to the accounts was permitted. Thus the carrying value of the original equity interest in TOA is higher under US GAAP, and this is reflected in higher goodwill capitalised and amortised in accordance with US GAAP. The spin-off of OneSteel Limited eliminated this reconciling item.

Equity accounting

For years ended on or after 30 June 1999, Australian GAAP requires the effect of accounting for associated entities on an equity basis to be shown in the consolidated results, as required by US GAAP. In prior periods, Australian GAAP permitted the effect of accounting for associated companies on an equity basis to be shown as supplementary information. The Australian GAAP adjustment to retained earnings on initial adoption of equity accounting is recognised in the result for the period ended 30 June 2000 for US GAAP.

Employee Share Plan loans

Under the Employee Share Plan, loans have been made to employees for the purchase of shares in BHP Billiton Limited. Under US GAAP, the amount outstanding as an obligation to the BHP Billiton Limited Group, which has financed equity, is required to be eliminated from total shareholders' equity. In addition, any foreign exchange gains or losses on the outstanding loan balances are required to be eliminated from net income.

Investments

In these accounts, certain unlisted investments are marked to market annually based on third party valuations. The increase/ (decrease) in the value of the investments is recognised in the profit and loss account. Under US GAAP such investments are adjusted to reflect the increase in guaranteed surrender value of the investment, but are not permitted to be marked to market.

In these accounts, certain investments in marketable securities are classified as exploration assets and are carried at estimated recoverable amount. Under US GAAP, such investments are classified as available for sale and are marked to market with changes in fair value recognised as a component of comprehensive income.

Note 49 to the financial statements (appears in condensed form as Note 10 to the Concise Report)- US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Limited Annual Report 2002 – Combined Financial Statements.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Secondary share issuance

During September 2000, BHP Billiton Plc undertook a secondary issuance of shares on the London Stock Exchange. The shares were issued in pounds sterling, however to fix the proceeds received on the share issuance in US dollars, BHP Billiton Plc utilised a number of hedging instruments to lock in the exchange rate between pounds sterling and US dollars. This hedging activity gave rise to a loss being realised due to the movement in the pound sterling against the US dollar. BHP Billiton Plc reported this loss as an offset against the share proceeds, which was then credited to paid in capital.

Under US GAAP, the loss would not qualify as a hedged item under SFAS 133. As such, the loss is recognised in the profit and loss in the period the loss was realised.

Taxation adjustments

In these accounts, potential tax expense of US$47 million has not been recognised in 2002, mainly relating to the tax impact of unrealised foreign exchange gains or losses on US dollar net debt held by subsidiaries which retain local currency records for tax purposes. For US GAAP, a tax expense is recognised reflecting the existence of the foreign exchange gains or losses in the accounts of the respective entity. This adjustment is reported in the item 'taxation adjustments'.

(B) Employee compensation costs

The BHP Billiton Group has applied the principles of US Accounting Principles Board Opinion No. 25 in the determination of employee compensation costs arising from the various employee ownership plans. Had the fair value basis of accounting in US Statement of Financial Accounting Standards No. 123 been used to account for compensation costs, the following net income and earnings per share amounts would result:

	2002 US$M	2001 US$M	2000 US$M
Net income			
As reported	**1 249**	882	589
Proforma	**1 224**	897	589
Basic earnings per share (a) (b)			
As reported	**0.207**	0.239	0.161
Proforma	**0.203**	0.243	0.161
Diluted earnings per share (b) (c)			
As reported	**0.207**	0.238	0.161
Proforma	**0.203**	0.242	0.161

(a) Based on net profit attributable to members of BHP Billiton Group.
(b) Comparative data has been adjusted to take into account the bonus share issue effective 29 June 2001. Refer note 31.
(c) Refer note 12.

(C) Impact of new accounting standards

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141: Business Combinations (SFAS141) and Statement of Financial Accounting Standards No. 142: Goodwill and Other Intangible Assets (SFAS142). In August 2001, the FASB also issued Statement of Financial Accounting Standards No. 143: Accounting for Asset Retirement Obligations (SFAS143) and Statement of Financial Accounting Standards No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS144). In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146: Accounting for Costs Associated with Exit or Disposal Activities (SFAS146).

For the purpose of deriving US GAAP financial information of the BHP Billiton Group, SFAS141 applies to purchase business combinations entered into after 30 June 2001. SFAS142 , SFAS143 and SFAS144 will apply for the year ending 30 June 2003, while SFAS146 is effective for exit or disposal activities initiated after 31 December 2003. The BHP Billiton Group has not adopted any of these standards early for the purpose of the June 2002 financial statements.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

SFAS141 changes the accounting for business combinations to a single purchase accounting method. SFAS141 also changes the recognition criteria for intangible assets other than goodwill, and expands disclosure requirements in relation to business combinations. SFAS142 changes the accounting for acquired goodwill and other intangible assets by requiring that goodwill and intangible assets with indefinite useful lives not be amortised. Under SFAS142, the carrying amount of such assets will be subject to impairment tests at least on an annual basis. SFAS143 changes accounting for the retirement of tangible long-lived assets by requiring that the fair value of legal obligations associated with the retirement of such assets be recognised as a liability and capitalised as part of the cost of those assets. SFAS144 requires one accounting model to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. SFAS146 requires that costs associated with exit or disposal activities be recognised when they are incurred rather than at the date of a commitment to an exit or disposal plan.

The BHP Billiton Group has not evaluated the potential impact of any of these new standards on its future financial performance or financial position.

Addendum to BHP Billiton Plc Annual Report 2002

Note 34 to the financial statements – US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Plc Annual Report 2002.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES

The financial statements of the BHP Billiton Group are prepared in accordance with UK Generally Accepted Accounting Principles (GAAP). The financial statements, analyses and reconciliations presented in this note represent the financial information which would be required if US GAAP had been applied instead of UK GAAP.

Certain additional disclosures that would normally accompany these disclosures were they being prepared in the context of a filing with the US Securities and Exchange Commission have been omitted.

DLC merger

On 29 June 2001, BHP Billiton Plc (formerly Billiton Plc) consummated the Dual Listed Companies (DLC) merger with BHP Billiton Limited (formerly BHP Limited). A description of the DLC merger structure is provided in 'Dual Listed Companies Structure and Basis of Preparation of Financial Statements'. In accounting for this transaction, the most significant difference between UK GAAP and US GAAP is that under UK GAAP, the DLC merger has been accounted for as a merger (pooling of interests) in accordance with UK Financial Reporting Standard 6: Acquisitions and Mergers, whereas under US GAAP the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. The BHP Billiton Limited Group has been identified as the acquirer because of the majority ownership interest of BHP Billiton Limited shareholders in the DLC structure. In a merger, the assets, liabilities and equity of the BHP Billiton Plc Group and of the BHP Billiton Limited Group are combined at their respective book values as determined under UK GAAP. Under US GAAP, the reconciliation of shareholders' equity includes the purchase adjustments required under US GAAP to recognise the BHP Billiton Plc Group assets and liabilities at their fair values, with the excess recorded as goodwill.

Although UK GAAP and US GAAP both require the consolidation of the BHP Billiton Plc Group with the BHP Billiton Limited Group at 30 June 2001, UK GAAP also requires that their respective financial statements for periods prior to the date the DLC merger was consummated are combined. Under purchase accounting, the retroactive combination of financial statements is not appropriate. As the BHP Billiton Limited Group is the accounting acquirer, and is the 'predecessor' to the BHP Billiton Group, for the years ended 30 June 2001 and 2000, the BHP Billiton Group's net income under UK GAAP, as presented in the financial statements of the BHP Billiton Group, when represented under US GAAP, becomes the net income of the BHP Billiton Limited Group

Addendum to BHP Billiton Plc Annual Report 2002

Note 34 to the financial statements – US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Plc Annual Report 2002.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(A) Reconciliation to US GAAP

Material differences between UK GAAP as followed by the BHP Billiton Group and US GAAP are described below. Refer 'US GAAP Adjustments'.

The following is a summary of the estimated adjustments to net income for 2002, 2001 and 2000 which would be required if US GAAP had been applied instead of UK GAAP.

	2002 US$M	2001 US$M (restated)	2000 US$M
Reconciliation of net income			
Attributable profit as reported under UK GAAP	**1 690**	1 529	1 506
add/(deduct)			
Estimated adjustment required to accord with US GAAP:			
BHP Billiton Plc Group's pre-acquisition profit attributable to shareholders under UK GAAP	–	(565)	(566)
Fair value adjustment on acquisition of BHP Billiton Plc Group			
Depreciation, amortisation and other asset movements	**(454)**	(11)	(11)
BHP Steel demerger	**(333)**	–	–
Employee compensation costs	**26**	(117)	–
Depreciation – write-downs	**(18)**	(19)	(31)
– revaluations	**5**	5	7
– reserves	**(15)**	–	–
Restructuring and employee provisions	**(55)**	31	26
Fair value accounting for derivatives	**279**	(33)	–
Synthetic debt	**18**	–	–
Realised net exchange (losses)/gains on sale of assets/closure of operations	**84**	7	26
Exploration, evaluation and development expenditures	**(60)**	(3)	(4)
Start-up costs	**(2)**	5	(15)
Profit on asset sales	**2**	2	(30)
Pension plans	**(12)**	24	21
Other post-retirement benefits	**8**	–	–
Mozal expansion rights	**22**	–	–
Employee Share Plan loans	**(16)**	–	–
Purchase business combination costs	–	38	–
Expenses on spin-off of OneSteel Limited	–	(30)	–
Restoration and rehabilitation costs	–	50	61
Asset write-downs	–	–	(891)
Consolidation of Tubemakers of Australia Ltd	–	(1)	(4)
Tax adjustments (including the tax effect of above adjustments)	**80**	(30)	305
Total adjustment	**(441)**	(647)	(1 106)
Net income of BHP Billiton Group under US GAAP	**1 249**	882	400

Addendum to BHP Billiton Plc Annual Report 2002

Note 34 to the financial statements – US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Plc Annual Report 2002.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

	2002 US$	2001 US$	2000 US$
Earnings per share – US GAAP (a) (b)			
Basic	**0.207**	0.239	0.109
Diluted	**0.207**	0.238	0.109
Earnings per American Depositary Share (ADS) – US GAAP (b) (c)			
Basic	**0.414**	0.478	0.218
Diluted	**0.414**	0.476	0.218

(a) Based on the weighted average number of shares on issue for the period.

(b) Comparative data has been adjusted to take into account the BHP Billiton Limited bonus share issue effective 29 June 2001. Refer note 23.

(c) For the periods indicated, each ADS represents two ordinary shares in BHP Billiton Limited.

	2002 US$M	2001 US$M (restated)	2000 US$M
Consolidated income statement			
Revenues	**14 698**	9 038	8 653
Deduct			
Cost of sales	**9 968**	6 457	7 165
Depreciation and amortisation	**1 882**	1 137	1 106
General and administrative expenses	**174**	185	57
Operating income	**2 674**	1 259	325
deduct			
Net interest expense	**465**	299	418
Income/(loss) before tax, minority interests and equity in net earnings of affiliated companies	**2 209**	960	(93)
deduct/(add)			
Taxation expense/(benefit)	**878**	489	(310)
add			
Share of profits of joint ventures and associated undertakings	**221**	15	19
deduct/(add)			
Minority interests	**39**	(260)	(21)
Net income from continuing operations	**1 513**	746	257
Discontinued operations			
Income from discontinued operations	**74**	205	196
(add)/deduct			
Taxation (benefit)/expense from discontinued operations	**(3)**	34	48
deduct			
Loss on disposal of operations	**333**	31	4
deduct			
Minority interests in discontinued operations	**8**	4	1
Net (loss)/income from discontinued operations	**(264)**	136	143
Net income	**1 249**	882	400

Addendum to BHP Billiton Plc Annual Report 2002

Note 34 to the financial statements – US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Plc Annual Report 2002.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following statement of comprehensive income reports changes in shareholders' equity excluding those resulting from investments by shareholders and distributions to shareholders.

	2002 US$M	2001 US$M	2000 US$M
Statement of comprehensive income			
Total changes in equity other than those resulting from transactions with owners under UK GAAP(a)	**1 715**	1 401	1 240
Adjustments to reflect comprehensive income in accordance with US GAAP, net of income tax:			
Total adjustment to net income per above reconciliation excluding adjustments mainly related to the acquisition of BHP Billiton Plc Group	**(441)**	(227)	(540)
Reclassification adjustment for net exchange gains included in net income (b)	**(84)**	(7)	(26)
Net loss on qualifying cash flow hedging instruments as at 1 July 2000	**–**	(268)	–
Losses on qualifying cash flow hedging instruments	**–**	(301)	–
Net transfer to earnings on maturity of cash flow hedging instruments	**148**	150	–
Changes in fair value of listed investments	**5**	–	–
Comprehensive income – under US GAAP (c)	**1 343**	748	674
Accumulated other comprehensive income includes:			
Exchange fluctuation account	**387**	446	149
Qualifying cash flow hedging instruments	**(271)**	(419)	–
Other items	**5**	–	–

(a) 2002 represents the BHP Billiton Group. 2001 and 2000 represents the 'predecessor' being the BHP Billiton Limited Group.

(b) Tax benefit/(expense) of other comprehensive income items:

	2002	2001	2000
• Movements in exchange fluctuation account	1	74	40
• Reclassification adjustment for exchange gains included in net income	–	–	30

(c) Estimated losses expected to be reclassified from other comprehensive income to earnings in the year ended 30 June 2003 are approximately $220 million after tax.

Addendum to BHP Billiton Plc Annual Report 2002

Note 34 to the financial statements – US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Plc Annual Report 2002.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following is a summary of the estimated adjustments to shareholders' equity as at 30 June 2002 and 2001 that would be required if US GAAP had been applied instead of UK GAAP:

	2002 US$M	2001 US$M
Reconciliation of Shareholders' Equity		
Shareholders' equity under UK GAAP	**12 356**	11 340
add/(deduct)		
Estimated adjustment required to accord with US GAAP:		
Fair value adjustments on acquisition of BHP Billiton Plc Group (a)		
Inventory	–	159
Investments	**985**	1 034
Property, plant and equipment	**2 072**	2 156
Undeveloped properties	**741**	825
Long-term contracts	**39**	40
Goodwill	**3 174**	3 277
Long-term debt	**13**	29
BHP Steel demerger	**(264)**	–
Property, plant and equipment revaluations	**(63)**	(68)
Asset write-downs	**87**	174
Reserves	**(15)**	–
Restructuring and employee provisions	**11**	66
Fair value accounting for derivatives	**(127)**	(624)
Synthetic debt	**31**	13
Exploration, evaluation and development expenditures	**(126)**	(66)
Start-up costs	**(55)**	(53)
Profit on asset sales	**(20)**	(22)
Pension plans	**(109)**	(78)
Other post-retirement benefits	**(15)**	(49)
Mozal expansion rights debtor	**(39)**	(61)
Employee Share Plan loans	**(135)**	(59)
Change in fair value of listed investments	**10**	5
Deferred taxation effect of fair value adjustment on acquisition of BHP Billiton Plc Group	**(1 559)**	(1 724)
Deferred taxation adjustments (including the deferred taxation effect of other adjustments)	**155**	288
Total adjustment	**4 791**	5 262
Shareholders' equity under US GAAP	**17 147**	16 602

(a) *In addition to the fair value adjustments on acquisition of the BHP Billiton Plc Group indicated, various adjustments to the net assets of the BHP Billiton Plc Group to reflect US GAAP were also reported. These adjustments have been disclosed in aggregate with similar items relating to the BHP Billiton Limited Group.*

<u>**Addendum to BHP Billiton Plc Annual Report 2002**</u>

Note 34 to the financial statements – US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Plc Annual Report 2002.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following are the variations in the balance sheet as at 30 June 2002 and 2001 that would be required if US GAAP had been applied instead of UK GAAP:

The column headed 'Unadjusted' represents a US GAAP format presentation of the assets and liabilities and shareholders' equity which have been measured in accordance with UK GAAP. The column headed 'Adjustments' represents the allocation of those measurement differences (presented in the Reconciliation of Shareholders' Equity) which are required to derive a balance sheet in accordance with US GAAP.

	Unadjusted 2002 US$M	Adjustments 2002 US$M	US GAAP 2002 US$M	Unadjusted 2001 US$M	Adjustments 2001 US$M	US GAAP 2001 US$M
Balance Sheet						
Assets						
Current assets						
Cash assets	1 413	–	1 413	1 147	–	1 147
Receivables	2 131	(251)	1 880	2 120	(210)	1 910
Other financial assets	116	–	116	215	–	215
Inventories	1 160	–	1 160	1 375	159	1 534
Other assets	100	93	193	122	–	122
Total current assets – continuing operations	4 920	(158)	4 762	4 979	(51)	4 928
Total current assets – discontinued operations	748	–	748	738	–	738
Total current assets	5 668	(158)	5 510	5 717	(51)	5 666
Non-current assets						
Receivables	882	(64)	818	511	(188)	323
Investments accounted for using the equity method	1 505	(2)	1 503	1 236	–	1 236
Other financial assets	489	1 034	1 523	465	1 085	1 550
Inventories	45	–	45	61	–	61
Property, plant and equipment	17 659	2 246	19 905	16 964	2 844	19 808
Intangible assets	42	3 180	3 222	95	3 283	3 378
Deferred tax assets	462	67	529	442	216	658
Other assets	796	(100)	696	689	(69)	620
Total non-current assets – continuing operations	21 880	6 361	28 241	20 463	7 171	27 634
Total non-current assets – discontinued operations	1 984	40	2 024	1 809	123	1 932
Total non-current assets	23 864	6 401	30 265	22 272	7 294	29 566
Total assets	29 532	6 243	35 775	27 989	7 243	35 232
Liabilities and shareholders' equity						
Current liabilities						
Payables	2 143	100	2 243	1 988	318	2 306
Interest bearing liabilities	1 884	(141)	1 743	1 884	(141)	1 743
Tax liabilities	498	–	498	380	–	380
Other provisions	1 009	(9)	1 000	942	(64)	878
Total current liabilities – continuing operations	5 534	(50)	5 484	5 194	113	5 307
Total current liabilities – discontinued operations	448	–	448	375	–	375
Total current liabilities	5 982	(50)	5 932	5 569	113	5 682

<u>Addendum to BHP Billiton Plc Annual Report 2002</u>

Note 34 to the financial statements – US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Plc Annual Report 2002.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

	Unadjusted 2002 US$M	Adjustments 2002 US$M	US GAAP 2002 US$M	Unadjusted 2001 US$M	Adjustments 2001 US$M	US GAAP 2001 US$M
Balance Sheet continued						
Non-current liabilities						
Payables	121	16	137	144	185	329
Interest bearing liabilities	6 329	(33)	6 296	6 595	(51)	6 544
Tax liabilities	1 364	1 471	2 835	1 152	1 651	2 803
Other provisions	2 661	33	2 694	2 443	69	2 512
Total non-current liabilities – continuing operations	10 475	1 487	11 962	10 334	1 854	12 188
Total non-current liabilities – discontinued operations	393	–	393	366	–	366
Total non-current liabilities	10 868	1 487	12 355	10 700	1 854	12 554
Total liabilities	16 850	1 437	18 287	16 269	1 967	18 236
Equity minority interests	326	15	341	380	14	394
Shareholders' equity						
BHP Billiton Limited – contributed equity	3 143	(628)	2 515	3 039	(533)	2 506
BHP Billiton Plc – called up capital	1 752	5 697	7 449	1 752	5 699	7 451
Other equity items	471	(247)	224	530	(400)	130
Retained profits	6 990	(31)	6 959	6 019	496	6 515
Total shareholders' equity	12 356	4 791	17 147	11 340	5 262	16 602
Total liabilities and shareholders' equity	29 532	6 243	35 775	27 989	7 243	35 232

Addendum to BHP Billiton Plc Annual Report 2002

Note 34 to the financial statements – US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Plc Annual Report 2002.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The BHP Billiton Group Statement of Consolidated Cash Flows has been prepared in accordance with UK accounting standard FRS1, the objectives and principles of which are similar to those set out in US accounting standard SFAS 95, Statement of Cash Flows. The principal differences between the standards relate to classification of items within the cash flow statement as well as the definition of cash and cash equivalents.

The statement below shows the adjustments to be made to the UK GAAP cash flow statement to reclassify it to comply with US GAAP:

	2002 US$M	2001 US$M	2000 US$M
Reconciliation of Cash Flows			
Net cash inflow/outflow from operating activities in accordance with UK GAAP	**4 641**	4 805	4 444
Dividends received	**187**	193	150
Returns on investments and servicing of finance	**(375)**	(524)	(651)
Tax paid	**(515)**	(587)	(532)
Net cash provided by operating activities in accordance with US GAAP	**3 938**	3 887	3 411
Capital expenditures	**(2 671)**	(3 040)	(1 262)
Acquisition and disposals	**(38)**	(1 399)	458
Net (purchase)/sale of investments	**50**	(595)	(117)
Net cash used in investing activities in accordance with US GAAP	**(2 659)**	(5 034)	(921)
Proceeds from issuance of ordinary shares	**85**	937	132
(Decrease)/increase in interest bearing liabilities	**(324)**	982	(1 687)
Equity dividends paid	**(831)**	(801)	(395)
Net cash provided by financing activities in accordance with US GAAP	**(1 070)**	1 118	(1 950)
Exchange translation effects	**5**	(117)	73
Net (decrease)/increase in cash and cash equivalents in accordance with US GAAP	**214**	(146)	613
Cash and cash equivalents at beginning of period	**1 285**	1 431	818
Cash and cash equivalents at end of period	**1 499**	1 285	1 431
At year end cash and cash equivalents is made up of:			
Cash at bank and in hand	**1 199**	836	708
Money market deposits*	**300**	449	723
Cash and cash equivalents at end of period	**1 499**	1 285	1 431

* Money market deposits with financial institutions have a maturity up to but not more than three months.

Addendum to BHP Billiton Plc Annual Report 2002

Note 34 to the financial statements – US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Plc Annual Report 2002.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Basis of presentation under US GAAP

Revenue recognition

SAB 101 'Revenue recognition in Financial Statements' became applicable to the BHP Billiton Group for the year ended 30 June 2001. The adoption of SAB 101 does not give rise to any differences in revenue recognition.

Debtors

In accordance with UK GAAP, certain debtors are included on the balance sheet, which are considered to have been sold and are not included on the balance sheet under US GAAP. The value of debtors at 30 June 2002 which were the subject of such treatment was US$141 million (2001: US$278 million).

Joint ventures and joint arrangements

Under US GAAP, all investments classified as joint ventures, as detailed under the heading 'Joint ventures' in note 1 'Principal subsidiaries, joint ventures, associates and joint arrangements', are accounted for under the equity method of accounting in accordance with APB 18. All joint arrangements, as detailed under the heading 'Proportionally included joint arrangements' in note 1, are also proportionally accounted for in accordance with Emerging Issues Task Force Opinion ('EITF') 00-01 *Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures.*

As disclosed in note 1, the BHP Billiton Group's investment in the Richards Bay Minerals joint venture is comprised of two legal entities Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited. Although the BHP Billiton Group owns 51 per cent of Tisand (Pty) Limited, it has not been consolidated under US GAAP in accordance with EITF 96-16 *Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights*. The substantive participating rights of the minority interests holder in the Richards Bay Minerals joint venture are embodied in the shareholder agreement between the BHP Billiton Group and Rio Tinto which ensures that the Richards Bay Minerals joint venture functions as a single economic entity with the overall profit of the Richards Bay Minerals joint venture shared equally between the venturers.

As disclosed in note 1, the BHP Billiton Group holds a 57.5 per cent ownership interest in Escondida, which is classified as a joint arrangement. In accordance with EITF 96-16, the BHP Billiton Group has not consolidated this investment. The substantive participating rights of the minority interests holder in the Escondida joint venture include the participation in selection, termination and compensation of management, approval of sales, expenditure, expansions, curtailments, borrowings, settlements and policies and procedures.

Cash flows

Under US GAAP, dividends from joint ventures and associates, cash flows from returns on investments and servicing of finance, and tax paid are included in operating activities. In addition, capital expenditure and acquisitions and disposals are included as investing activities. Proceeds from the issuance of shares, increases and decreases in debt, and dividends paid, are included as financing activities.

Addendum to BHP Billiton Plc Annual Report 2002

Note 34 to the financial statements – US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Plc Annual Report 2002.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Under UK GAAP, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash is defined as cash in hand and deposits but also includes cash equivalents, which are short term investments with original maturities of less than three months.

US GAAP adjustments

Elimination of the BHP Billiton Plc Group financial information

This adjustment eliminates the pre-acquisition net income of the BHP Billiton Plc Group recorded in the BHP Billiton Group UK GAAP financial statements for the years ended 30 June 2001 and 30 June 2000. This elimination is not applicable at 30 June 2002 or for subsequent post-acquisition periods.

Acquisition of BHP Billiton Plc

On 29 June 2001, BHP Billiton Limited and BHP Billiton Plc established a DLC merger. A full description of the DLC Merger structure is provided in 'Dual Listed Companies Structure and Basis of Preparation of Financial Statements'. Under US GAAP, the DLC merger is accounted for as a purchase business combination of the BHP Billiton Plc Group by the BHP Billiton Limited Group.

The total assumed purchase consideration of US$11 529 million was calculated by multiplying the number of shares held by BHP Billiton Plc shareholders of 2 319 147 885 on 29 June 2001 by the US$4.9559 adjusted average share price of BHP Billiton Limited's ordinary shares. The average share price was calculated over a period of three days prior to, and subsequent to, the announcement of the DLC merger on 19 March 2001. The average share price is adjusted for the 1:1 equalisation ratio, which is achieved by BHP Billiton Limited's bonus share issue of 1 912 154 524 million shares in the ratio of 1.0651 additional bonus shares for every existing share held – prior to the bonus share adjustment the average share price would be US$10.2344 (i.e. by a factor of 2.0651). The 2 319 147 885 shares held by BHP Billiton Plc shareholders on 29 June 2001 reflect the exercise of rights under the Restricted Share Scheme and the Co-Investment Plan. As such, there were no outstanding stock options, stock appreciation rights or similar issuances of BHP Billiton Plc, and no purchase consideration is attributable to such securities. The cost of acquisition was therefore US$11 529 million, including direct external acquisition costs of US$36 million. The direct external acquisition costs have been expensed as incurred for UK GAAP purposes.

Under US GAAP purchase accounting, the cost of the acquisition is allocated to the fair values of identifiable assets acquired and liabilities assumed. As a result of the fair value exercise, increases in the values of the BHP Billiton Plc Group's inventory, investments, long-term contracts and long-term debt were recognised and fair market values attributed to their other tangible assets mainly property, plant and equipment and undeveloped properties, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of the BHP Billiton Plc Group has been recorded as goodwill. Fair value adjustments to the recorded amount of inventory and long-term contracts are expensed in the period the inventory is utilised and the long-term contracts are delivered into, and additional amortisation and depreciation are recorded in respect of the fair value adjustments of intangible and tangible assets and the resulting goodwill over the periods of their respective useful economic lives.

The adjustments to the assets and liabilities of the BHP Billiton Plc Group to reflect the fair values and allocation of the excess purchase consideration over the fair value of net assets acquired, based on management's best estimates of fair value, are summarised in the shareholders' equity reconciliation and are discussed below:

(i) The increase in fair value of inventory was determined based on the difference between the carrying value and the market value of these assets.

(ii) The increase in investments relates to increases to the BHP Billiton Plc Group's equity investments. These equity investments have been measured at fair value and any excess of the fair value over the underlying tangible assets and liabilities has been attributed to mineral reserves within the underlying investments. These uplifts to mineral properties are being amortised over their estimated useful lives on a unit of production and, on an investment-by-investment basis. The estimated useful lives are not expected to exceed 30 years.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(iii) The increase in property, plant and equipment relates to increases in the carrying value of the BHP Billiton Plc Group's property, plant and equipment to their estimated fair value. The increase in carrying value of the property, plant and equipment is to be amortised over the estimated useful life of the property, plant and equipment, primarily on a unit of production basis. The estimated useful lives range between one year and 33 years.

During December 1998, the BHP Billiton Plc Group acquired certain assets from the BHP Billiton Limited Group. The BHP Billiton Plc Group recognised certain fair value adjustments as a result of this acquisition which are being amortised over their useful lives. As a result of the application of merger accounting under UK GAAP, the fair value adjustments are reversed. For US GAAP these fair value adjustments are reinstated.

(iv) The amount of total consideration allocated to the BHP Billiton Plc Group's developed and undeveloped properties has been estimated by the BHP Billiton Group management using current estimates of the status and prospects of the BHP Billiton Plc Group's developed and undeveloped property portfolio as contained in the BHP Billiton Plc Group's strategic plans. The undeveloped properties include only those identified properties that have advanced to a stage of development feasibility where management believes reasonable estimates of projected cash flows can be prepared and proven and probable reserves exist. The value allocated to the developed and undeveloped properties was determined utilising a risk adjusted income approach that included earnings discounted by the appropriate cost of capital for the investment. Estimates of future cash flows related to individual developed and undeveloped properties were based on existing estimates of revenues and contribution margin for the project. The increase in developed properties is being amortised over their estimated exploitable useful lives on a project-by-project basis. Amortisation for each project is deferred until such time as production commences.

(v) The increase in value of the long-term contracts was determined by attributing a fair value to certain long-term contracts, which were not accorded a value in the BHP Billiton Plc Group's financial statements.

(vi) Goodwill represents the remainder of unallocated purchase consideration. Goodwill is currently amortised over its expected useful economic life and in future years will be subject to periodic impairment tests.

(vii) The decrease in long-term debt was as a result of attributing a fair value to fixed interest rate long-term loans which were not recorded at fair value in the BHP Billiton Plc Group's financial statements.

(viii) Other differences between UK GAAP and US GAAP included adjustments for pensions, post-retirement benefits and start up costs.

(ix) Deferred taxes have been computed on the excess of fair value over book value, other than for goodwill, using the applicable statutory tax rates.

Preliminary fair value assessments of the assets and liabilities of the BHP Billiton Plc Group were undertaken through the quantification of the purchase price and the preliminary allocation of this to individual businesses and to the underlying assets and liabilities of the individual businesses. Minor revisions to the provisional fair values were undertaken in the year ended 30 June 2002. The revised values of assets and liabilities acquired compared to the provisional values are shown in the table below. Prior period fair value adjustments have not been restated for the revisions.

Addendum to BHP Billiton Plc Annual Report 2002

Note 34 to the financial statements – US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Plc Annual Report 2002.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

	Final US$M	Provisional US$M
Balance Sheet at 30 June 2001		
Current assets		
Cash assets	687	687
Receivables	883	883
Inventories	1 022	1 022
Other financial assets	132	132
Non-current assets		
Property, plant and equipment	11 567	11 540
Intangibles	3 307	3 278
Other financial assets	2 929	2 971
Current liabilities		
Payables	1 048	1 048
Interest bearing liabilities	1 300	1 300
Other provisions	221	221
Non-current liabilities		
Interest bearing liabilities	3 329	3 329
Tax liabilities	2 129	2 161
Other provisions	634	588
Equity minority interests	337	337
Net assets	11 529	11 529
Shareholders' equity		
Shareholders' equity	11 529	11 529

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

BHP Steel demerger

Under UK GAAP, the BHP Steel demerger is treated in two components – a distribution to BHP Billiton Limited shareholders of 94 per cent of BHP Steel shares (accounted for as a capital reduction) and a sale of 6 per cent of BHP Steel shares (accounted for as a sale of assets). Under US GAAP, the BHP Steel demerger is classified as a non pro-rata distribution to shareholders and is required to be accounted for as a 100 per cent sale of assets. The implied consideration for the sale of the additional 94 per cent of BHP Steel shares is based on the market price of BHP Steel shares used in determining the bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders. The remaining 6 per cent is measured at the respective sale price. The implied consideration, when compared to the book value of the BHP Steel net assets to be demerged, indicates a shortfall, which is required to be recognised in the result for the period ended 30 June 2002 for US GAAP.The calculation of the book value of the BHP Steel net assets to be demerged includes US GAAP net asset adjustments attributable to BHP Steel.

Employee compensation costs

In these accounts, the expected cost of awards under various employee ownership plans is charged to the profit and loss account over the vesting period. Under US GAAP, compensation expense arising from variable equity award plans is recognised based on movements in their intrinsic value.

Depreciation

Revaluations of property, plant and equipment and investments have resulted in upward adjustments to the historical cost values reflected in a revaluation reserve, which is part of total equity. In the case of property, plant and equipment, the depreciation charged against income increases as a direct result of such a revaluation. Since US GAAP does not permit property, plant and equipment to be valued at above historical cost, the depreciation charge has been restated to reflect historical cost depreciation.

Following smaller asset write-downs under US GAAP, the higher asset values under US GAAP are being depreciated in accordance with asset utilisation. Refer 'Asset write-downs' below.

Asset write-downs

At 31 May 1998, the BHP Billiton Limited Group changed its impairment test policy for determining the recoverable amount of non-current assets from an undiscounted to a discounted basis. The discount rate is a risk adjusted market rate which is applied both to determine impairment and to calculate the write-down.

Under US GAAP, where an asset is reviewed for impairment, an impairment test is required utilising undiscounted cash flows. If the asset's carrying value exceeds the sum of undiscounted future cash flows, the asset is considered impaired and it is written down to its fair value.

These differences created adjustments to the profit and loss account in prior years representing the lower charge to profit and resultant higher asset values for the write-downs calculated under US GAAP. In subsequent financial periods, the difference in asset carrying values is reduced through the inclusion of additional depreciation charges in the profit and loss account. Refer 'Depreciation' above.

The movement in the shareholders' equity reconciliation in 2002 for this item largely reflects impacts of the BHP Steel demerger and has been included in that item in the income reconciliation. The charge to profit for the period ended 30 June 2000 reflects the additional write-off of the West Australian HBI plant for US GAAP.

Addendum to BHP Billiton Plc Annual Report 2002

Note 34 to the financial statements – US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Plc Annual Report 2002.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Reserves

The BHP Billiton Group prepares mineral reserve statements based on the Australasian Code for reporting of Mineral Resources and Ore Reserves, September 1999 (the JORC Code). The information contained in these statements differs in certain respects from that reported to the US Securities and Exchange Commission (SEC) which is prepared with reference to the SEC's Industry Guide 7. This adjustment reflects the impact on depreciation of the difference.

Restructuring and employee provisions

These accounts include provisions for redundancies associated with organisational restructuring that can be recognised where positions have been identified as being surplus to requirements, provided the circumstances are such that a constructive liability exists. Under US GAAP, a provision for redundancies involving voluntary severance offers is restricted to employees who have accepted these offers. The adjustment is reversed over subsequent periods as the offers are accepted.

Fair value accounting for derivatives

Under UK GAAP, when undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of a transaction will be included in the profit and loss account whether or not such derivative is terminated. When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

(a) Deferred and included in the measurement of the anticipated transaction when it occurs; or
(b) Included in the profit and loss account where the anticipated transaction is no longer expected to occur.

The premiums paid on interest rate options and foreign currency put and call options are included in other assets and are deferred and included in the settlement of the underlying transaction. When undertaking strategic or opportunistic financial transactions, all gains and losses are included in the profit and loss account at the end of each reporting period. The premiums paid on strategic financial transactions are included in the profit and loss account at the inception of the contract.

For the purpose of deriving US GAAP information, Statement of Financial Accounting Standards No. 133: Accounting for Derivative Instruments and Hedging Activities (SFAS 133) requires that each derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. On initial application of this Standard the BHP Billiton Limited Group recognised an accumulated loss of US$268 million in respect of the fair value of derivative instruments held on 1 July 2000, which qualified as cash flow hedge transactions. This amount was reported as a component of other comprehensive income. An accumulated gain of US$11 million was recognised in respect of the fair value of derivative instruments which qualified as fair value hedge transactions, offset by a corresponding loss on their associated hedged liabilities held at 1 July 2000. The BHP Billiton Plc Group does not apply hedging principles in accordance with SFAS 133 and marks to market all derivative instruments, taking movements in the fair value of derivative instruments to the profit and loss account.

In the year ended 30 June 2001, subsequent gains and losses on cash flow hedges were taken to other comprehensive income and reclassified to profit and loss in the same period the hedged transaction was recognised. Gains and losses on fair value hedges continue to be taken to profit and loss in subsequent periods, as are offsetting gains and losses on hedged liabilities. In both cases, these gains and losses are not recognised under UK GAAP until the hedged transaction is recognised.

Addendum to BHP Billiton Plc Annual Report 2002

Note 34 to the financial statements – US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Plc Annual Report 2002.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Effective 1 July 2001, for US GAAP purposes, the BHP Billiton Limited Group de-designated existing derivative instruments as hedges of underlying transactions. Amounts previously included in other comprehensive income in relation to those derivative instruments previously designated as cash flow hedges will remain until the transactions originally being hedged are recognised, at which time the amounts will be taken to the profit and loss account. Movements in the fair value of derivative instruments since 30 June 2001 are taken to the profit and loss account.

Synthetic debt

An operating subsidiary, whose functional currency is the US dollar, has obtained financing in various foreign currencies. The operating subsidiary entered into forward exchange contracts to fix the exchange rate between the rand and the various foreign currencies. In these accounts, the arrangement is treated as a synthetic rand debt which at each period end is retranslated into US dollars at the spot rate with the exchange gain or loss that is recognised being included in the profit and loss account.

Under US GAAP, synthetic debt accounting is not permitted. As a result, the foreign loan amounts and forward exchange contracts are accounted for separately. Foreign loans are recorded at the exchange rate in effect on the date of the borrowing, with gains and losses arising from currency movements taken to the profit and loss account. The forward exchange contracts are marked to market annually with the resulting gain or loss also taken to the profit and loss account.

Realised net exchange gains on sale of assets/closure of operations

Net exchange gains or losses reported in shareholders' equity, which relate to assets that have been sold, closed or written down are transferred to retained earnings. US GAAP requires these net exchange gains or losses be recognised in the profit and loss account reflecting that they have, in substance, been realised.

Exploration, evaluation and development expenditures

The BHP Billiton Group follows the 'successful efforts' method under UK GAAP in accounting for petroleum exploration, evaluation and development expenditures. This method differs from the 'successful efforts' method followed by some US companies, and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised. Such expenditure capitalised by the BHP Billiton Group is amortised in subsequent years. In respect of Minerals properties, the BHP Billiton Group capitalises exploration and evaluation expenditure where it is expected that the expenditure will be recouped by future exploitation or sale or where a mineral resource has been identified but activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves. Under US GAAP, a final feasibility study indicating the existence of commercially recoverable reserves at greenfield properties serves as the trigger point for capitalisation. US GAAP permits expenditure to be capitalised for the purposes of extending or further delineating existing reserves. In subsequent financial periods, amounts amortised (which have been expensed for US GAAP purposes) will be added back when determining the profit result according to US GAAP.

Costs of start-up activities

The BHP Billiton Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP, costs of start-up activities should be expensed as incurred.

Profit on asset sales

Under US GAAP, profits arising from the sale of assets cannot be recognised in the period in which the sale occurs where the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.

For the period ended 30 June 2000, the profit on the sale and leaseback of plant and equipment was deferred for US GAAP purposes and will be recognised over the life of the operating lease.

Addendum to BHP Billiton Plc Annual Report 2002

Note 34 to the financial statements – US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Plc Annual Report 2002.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Pension plans

Under UK GAAP, the net periodic pension cost assessed on an actuarial basis is charged to profit and loss so as to allocate the costs systematically over the employees' service lives. Under UK GAAP, this policy has been adopted for all periods presented and resulted in changes in policy by the BHP Billiton Limited Group to conform with the BHP Billiton Plc Group in the year ended 30 June 2001. Previously, charges were taken to the profit and loss account as contributions were made to pension plans.

Consequently, the BHP Billiton Group recognises periodic pension cost based on actuarial advice in a manner generally consistent with US GAAP. However, differences in the actuarial method used and the timing of recognition of expense components results in different periodic costs and pension assets or liabilities. In addition, any associated foreign exchange gains or losses are required to be eliminated from net income.

Post-retirement benefits

In these accounts, post-retirement benefits other than pensions have been accounted for in accordance with the provisions of SSAP 24, which are generally consistent with the provisions of SFAS 106 for the purposes of US GAAP except for certain scenarios such as in accounting for plan amendments.

Under UK GAAP, amendments to post-retirement benefits provided are taken into account from the date upon which plan amendments are announced. Under US GAAP, plan amendments are only taken into account from the date upon which the plan amendments become effective.

Mozal expansion rights

In June 2001, BHP Billiton announced an agreement to sell-down a portion of its preferential rights in the Mozal Phase II project to two of its project partners. In these accounts, the consideration was recognised as revenue in the year ended 30 June 2001. A portion of the consideration will be paid in cash and another portion will be delivered to BHP Billiton via a marketing arrangement once production has commenced. This deferred portion will be amortised to the profit and loss account over the period of the sales contract. Under US GAAP, the consideration paid in cash will be recognised as profit from asset sales when received and the deferred consideration portion is considered a derivative and has been recognised on the balance sheet and marked to market with movements in fair value being taken to the profit and loss account.

Change in UK corporate tax rate for petroleum companies

UK GAAP requires tax liabilities and assets to be measured at the amounts expected to apply using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date. US GAAP requires the measurement of tax liabilities and assets using tax rates based on enacted tax law. The effect of a change in the UK corporate tax rate for petroleum companies was recognised in June 2002 for UK GAAP on the basis that the legislation was substantively enacted. This tax rate change will not be recognised for US GAAP purposes until the legislation is enacted. For 2002, an adjustment of US$61 million is reported in the item 'taxation adjustments'.

Purchase business combination costs

Costs incurred in relation to the DLC merger that were expensed under UK GAAP represent costs of acquisition that were capitalised under US GAAP.

Expenses on spin-off of OneSteel Limited

Costs associated with completion of the spin-off of OneSteel Limited are recognised directly in equity for UK GAAP but are charged as expenses for US GAAP. Previously published financial statements incorrectly recognised these costs directly in equity. This change in accounting in the year ended 30 June 2001 decreased US GAAP net income by US$30 million, and decreased US GAAP earnings per share by US$0.008 per share.

Addendum to BHP Billiton Plc Annual Report 2002

Note 34 to the financial statements – US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Plc Annual Report 2002.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Restoration and rehabilitation costs

Under UK GAAP, the expected cost of any committed decommissioning or restoration program, discounted to its net present value, is provided and capitalised at the beginning of each project. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision as the discount unwinds is included in net interest and similar items payable. Under UK GAAP, this policy has been adopted for all periods presented. In fiscal 2000 and prior years, the provision was determined under US GAAP on an undiscounted basis and the charge to profit was generally based on units of production, so that full provision was made by the end of the assets' economic life.

Consolidation of Tubemakers of Australia Ltd (TOA)

Prior to consolidation, TOA was accounted for as an associated entity and included in the equity accounting calculations. Under US GAAP equity accounting is included in the consolidated results, while prior to the year ended 30 June 1999 only disclosure by way of note to the accounts was permitted. Thus the carrying value of the original equity interest in TOA is higher under US GAAP, and this is reflected in higher goodwill capitalised and amortised in accordance with US GAAP. The spin-off of OneSteel Limited eliminated this reconciling item.

Employee Share Plan loans

Under the Employee Share Plan, loans have been made to employees for the purchase of shares in BHP Billiton Limited. Under US GAAP, the amount outstanding as an obligation to the BHP Billiton Limited Group, which has financed equity, is required to be eliminated from total shareholders' equity. In addition, any foreign exchange gains or losses on the outstanding loan balances are required to be eliminated from net income

Investments

Under UK GAAP certain unlisted investments are marked to market annually based on third party valuations. The increase/(decrease) in the value of the investments is recognised in the profit and loss account. Under US GAAP such investments are adjusted to reflect the increase in guaranteed surrender value of the investment, but are not permitted to be marked to market.

Under UK GAAP certain investments in marketable securities are classified as exploration assets and are carried at estimated recoverable amount. Under US GAAP, such investments are classified as available for sale and are marked to market with changes in fair value recognised as a component of comprehensive income.

Secondary share issuance

During September 2000, BHP Billiton Plc undertook a secondary issuance of shares on the London Stock Exchange. The shares were issued in pounds sterling, however to fix the proceeds received on the share issuance in US dollars, BHP Billiton Plc utilised a number of hedging instruments to lock in the exchange rate between pounds sterling and US dollars. This hedging activity gave rise to a loss being realised due to the movement in the pound sterling against the US dollar. BHP Billiton Plc reported this loss as an offset against the share proceeds, which was then credited to paid in capital.

Under US GAAP, the loss would not qualify as a hedged item under SFAS 133. As such, the loss is recognised in the profit and loss in the period the loss was realised.

Taxation adjustments

In these accounts, potential tax expense of US$47 million has not been recognised in 2002, mainly relating to the tax impact of unrealised foreign exchange gains or losses on US dollar net debt held by subsidiaries which retain local currency records for tax purposes. For US GAAP, a tax expense is recognised reflecting the existence of the foreign exchange gains or losses in the accounts of the respective entity. This adjustment is reported in the item 'taxation adjustments'.

Addendum to BHP Billiton Plc Annual Report 2002

Note 34 to the financial statements – US Generally Accepted Accounting Principles Disclosures – has been revised. This version supersedes that included in the BHP Billiton Plc Annual Report 2002.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(B) Employee compensation costs

The BHP Billiton Group has applied the principles of US Accounting Principles Board Opinion No. 25 in the determination of employee compensation costs arising from the various employee ownership plans. Had the fair value basis of accounting in US Statement of Financial Accounting Standards No. 123 been used to account for compensation costs, the following net income and earnings per share amounts would result:

	2002 US$M	2001 US$M	2000 US$M
Net income			
As reported	**1 249**	882	400
Proforma	**1 224**	897	400
Basic earnings per share (a) (b)			
As reported	**0.207**	0.239	0.109
Proforma	**0.203**	0.243	0.109
Diluted earnings per share (b) (c)			
As reported	**0.207**	0.238	0.109
Proforma	**0.203**	0.242	0.109

(a) Based on net profit attributable to members of BHP Billiton Group.

(b) Comparative data has been adjusted to take into account the bonus share issue effective 29 June 2001. Refer note 23.

(c) Refer note 12.

(C) Impact of new accounting standards

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141: Business Combinations (SFAS141) and Statement of Financial Accounting Standards No. 142: Goodwill and Other Intangible Assets (SFAS142). In August 2001, the FASB also issued Statement of Financial Accounting Standards No. 143: Accounting for Asset Retirement Obligations (SFAS143) and Statement of Financial Accounting Standards No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS144). In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146: Accounting for Costs Associated with Exit or Disposal Activities (SFAS146).

For the purpose of deriving US GAAP financial information of the BHP Billiton Group, SFAS141 applies to purchase business combinations entered into after 30 June 2001. SFAS142, SFAS143 and SFAS144 will apply for the year ending 30 June 2003 while SFAS146 is effective for exit or disposal activities initiated after 31 December 2003. The BHP Billiton Group has not adopted any of these standards early for the purpose of the June 2002 financial statements.

SFAS141 changes the accounting for business combinations to a single purchase accounting method. SFAS141 also changes the recognition criteria for intangible assets other than goodwill, and expands disclosure requirements in relation to business combinations. SFAS142 changes the accounting for acquired goodwill and other intangible assets by requiring that goodwill and intangible assets with indefinite useful lives not be amortised. Under SFAS142, the carrying amount of such assets will be subject to impairment tests at least on an annual basis. SFAS143 changes accounting for the retirement of tangible long-lived assets by requiring that the fair value of legal obligations associated with the retirement of such assets be recognised as a liability and capitalised as part of the cost of those assets. SFAS144 requires one accounting model to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. SFAS146 requires that costs associated with exit or disposal activities be recognised when they are incurred rather than at the date of a commitment to an exit or disposal plan.

The BHP Billiton Group has not evaluated the potential impact of any of these new standards on its future financial performance or financial position.

02 NOV 12 AM 7:07

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 24 October 2002

Number 55/02

BHP BILLITON QUARTERLY REPORT ON EXPLORATION AND DEVELOPMENT ACTIVITIES

July 2002 – September 2002

This report covers exploration and development activities for the quarter ended 30 September 2002. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent, and references to quarters are based on calendar years.

PETROLEUM DEVELOPMENT

Bream Pipeline, Australia (BHP Billiton 50%, non operated)

Offshore pipeline and platform riser installations were successfully completed during the quarter, and tie-in of the new pipeline to existing trunk lines is near completion. Platform modification and construction work is also progressing. First gas and gas-liquids production is now expected ahead of schedule during the first quarter of 2003.

North West Shelf expansion, Australia (BHP Billiton 16.67%, non operated)

Construction of the fourth liquefaction processing train is 52% complete and remains on schedule to start up in mid 2004. The second trunkline is 26% complete with the final major contract covering the subsea installation to be awarded in October. The manufacture of the pipeline has been completed.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

Minerva, Australia (BHP Billiton 90%, operated)

Following the approval announced in May for the development of the Minerva gas field in the offshore Otway Basin, Victoria, design work has commenced under a Lump Sum Turn Key contract awarded to a joint venture comprising McConnell Dowell Constructors (Australia) and Saipem (Portugal) for engineering and construction of the flowlines and gas plant. The design and manufacture of the subsea trees has been completed under a separate lump sum contract with Cooper Cameron Singapore Pte Ltd. Drilling and completion of the two new Minerva subsea production wells is expected to start in November/December 2002. The project remains on budget (BHP Billiton's share of capital expenditure is US$123 million) and on schedule for first gas in the first quarter 2004.

Zamzama Field Development, Pakistan (BHP Billiton 38.5%, operated)

In March approval was announced for the development of the Zamzama Gas Field. The development is being executed on a fast track basis and will include drilling at least three producing wells and constructing two additional 140 MMcf/d processing trains. The drilling of the first well commenced mid July 2002 and was completed in the first week of October. The second well spudded on 12 October 2002 and is proceeding to plan. The basic engineering design and the tendering process for the equipment packages and materials with long lead delivery times are complete. Facilities construction is ongoing and the project is on track to meet its objectives.

OHANET Development, Algeria (BHP Billiton 45%, joint operating organisation comprising SONATRACH/BHP Billiton)

The OHANET Development consists of the development of four gas-condensate reservoirs in the Illizi Basin in southern Algeria. The project will provide a gas treatment facility of 20 million standard cubic metres per day fed by 47 production wells, of which 32 will be new and 15 will be re-completions of existing oil producers. 3D seismic data across all reservoirs has been processed and incorporated into the reservoir models. By the end of September 2002 a total of 22 new wells had been drilled and completed and 11 existing wells had been re-completed. Facilities engineering is complete and all equipment and most bulk materials are now on site. Overall construction progress is 73%. First production is scheduled for the second half of 2003.

ROD Integrated Development, Algeria (BHP Billiton 35.1%, joint operating entity comprising SONATRACH/BHP Billiton)

The ROD Integrated Development consists of the development of six satellite oilfields in the Berkine Basin in eastern Algeria. The project will produce 80,000 barrels of Sahara Blend crude oil per day, with associated gas being reinjected into the reservoir together with water to provide pressure support to the reservoir. Thirty-six development wells will be required, 10 of which will be recompletions of already drilled wells. At the end of September 2002 the rig was working on the eighth development well. Critical long lead engineering items are progressing to schedule. The EPC (Engineer/Procure/Construct) contractor, Saipem/Bouygues, is progressing engineering and procurement. Site preparation commenced in early October 2002. First production is scheduled for end first quarter 2004.

Caesar/Cleopatra Transportation Systems, Gulf of Mexico, USA (BHP Billiton interest in Caesar pipeline, 25%; interest in Cleopatra pipeline, 22%. Non-operated)

In February BHP Billiton acquired a 25% interest in the Caesar oil pipeline and a 22% interest in the Cleopatra gas pipeline which will transport product from the Mad Dog and Atlantis fields to pipelines closer to shore. BHP Billiton's share of the capital costs for these new-build projects is estimated at US$100 million. Detailed engineering continues for both systems. Commissioning is expected in 2004.

Mad Dog Development, Gulf of Mexico, USA (BHP Billiton 23.9%, non-operated)

BHP Billiton announced its sanction of the Mad Dog field in February 2002, approving up to US$335 million for development of the Gulf of Mexico oil and gas field. Fabrication work began on the hull in July and on the topsides in August. First production is expected at the end of calendar year 2004.

Atlantis Development, Gulf of Mexico, USA (BHP Billiton 44%, non-operated)

In May BHP Billiton approved up to US$355 million to progress the development of the Atlantis field in the Gulf of Mexico. Detailed engineering work is continuing, and full project approval is expected later this year.

MINERALS DEVELOPMENT

Aluminium

Mozal 2 Expansion, Mozambique (BHP Billiton 47.11%)

Construction Work on the 253,000 tonne per annum Mozal II aluminium smelter project continued during the quarter. Production targets are now ahead of schedule by approximately six months and cost trends to date indicate that the project will likely be completed under the project budget of US$860 million (BHP Billiton share US$405 million). Initial production is now expected by the end of the second quarter 2003 and full production expected by the end of 2003.

At the end of September 2002, overall construction work had reached 60 per cent. The civil work was almost complete as was the structural steel erection and building cladding. Installation of the main process equipment has commenced and is steadily progressing as equipment from various countries flows into the construction site.

Hillside Expansion, South Africa

Main construction work on the 130,000 tonne per annum Hillside III aluminium smelter project commenced on 1 April 2002, and at the end of September overall construction work has reached 19 per cent. The main civil works are progressing well and the first structural steel has been erected. First metal production from the new potline facilities is expected slightly ahead of initial

schedule in the first quarter of 2004, with full production expected by the end of the second quarter 2004. Expenditure to date remains in line with budget.

Base Metals

Escondida Phase IV Expansion, Chile (BHP Billiton 57.5%)

BHP Billiton and its joint venture partners in the Escondida copper mine in northern Chile continued development activities for the Escondida Phase IV development project during the quarter. The Phase IV expansion will increase ore processing capacity by 85 per cent resulting in an average additional copper production of 400,000 tonnes per annum (average total production of 1.2 million tonnes per annum) over the first five years.

The project continues to advance in accordance with the planned schedule. As of the end of September the project had reached mechanical completion and the facilities had moved into the commissioning phase, with ramp up to full production expected by April 2003.

The development has an estimated capital cost of US$1,045 million (BHP Billiton share US$600 million), and final costs are expected to be on or under budget.

Carbon Steel Materials

Dendrobium Coal Project, Australia

The Dendrobium Mine will be a low cost underground longwall operation capable of producing 5.2 mtpa of raw coal resulting in 2.6 mtpa of coking coal and 1mtpa of thermal coal. The main customer for the coking coal is the BHP Steel Port Kembla steelworks located only 7km from the mine site.

Construction activities are underway at all of the three main sites covering the coal loading facilities (Kemira Valley), mine surface facilities (Dendrobium) and ventilation shaft. Underground tunnelling at both the Dendrobium and Kemira Valley locations is well progressed with boring of the ventilation shaft about one third complete. Approximately US$55 million has been committed to date. The capital forecast and longwall startup schedule remain unchanged at US$170 million and May 2005 respectively.

Mining Area C Project, 'C Deposit', Australia (BHP Billiton 85%)

The project provides for the development of a mine, processing plant, 38 kilometre rail spur and associated infrastructure for an operation to build up to 15 mtpa at Mining Area C, which is situated approximately 120 kilometres from Newman in Western Australia's Pilbara region. The capital cost is estimated to be US$213 million (BHP Billiton share US$181 million).

Currently detailed engineering is nearing completion and construction work has commenced at both the plant and infrastructure rail and road sites. Extraction and shipment of bulk sample material continued during the quarter, and overall the project remains on schedule and within budget.

A joint venture has been signed with POSCO of South Korea for the development of the 'C Deposit" section of Mining Area C whereby POSCO will take a 20 per cent interest in the deposit.

Port & Capacity Expansion Project (PACE), Australia (BHP Billiton 85%)

The project provides for the upgrade of the BHP Billiton rail and port facilities in a staged process to meet forecast increase in sales of iron ore over the next decade. The approvals cover the first stage of PACE, which will increase capacity to 81mtpa by 2004. Further stages will provide for capacity levels to exceed 90 mtpa. The estimated capital cost for Stage 1 is US$351 million (BHP Billiton share US$299 million).

Detailed engineering is progressing and contract and procurement packages are being tendered and awarded. Construction work has commenced on site and the project remains on schedule and within budget.

Energy Coal

Mount Arthur North, Australia

The Mount Arthur North Mine will be capable of producing up to 15 million tonnes of raw thermal coal per annum when full production is achieved in 2006. The project is proceeding to schedule. Mining activities have been handed over to operations and construction is focussed on the delivery of the coal handling plant for pre-commissioning during October. The coal preparation plant and export facilities are progressing well. Forecast cost to completion is within the approved budget of US$411 million.

San Juan Underground, USA

Following plan approvals and inspection by the Mine Safety and Health Association, longwall operations commenced in October 2002. Project spending is forecast to be on budget at US$146 million.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 30 September 2002.

WELL	LOCATION	BHP Billiton EQUITY	STATUS
Boris-2 (previously reported as Boris North-1)	Gulf of Mexico, Green Canyon 282	50% BHP Billiton Operator	Well reached bottom hole location, rig released. For more information on Boris see News@BHPBilliton, 9 July 2002
Kansas-1	Gulf of Mexico, Atwater Valley 489	22% BHP Billiton; Marathon Operator	Drilling ahead.
Neptune-3	Gulf of Mexico, Atwater Valley 617	50% BHP Billiton Operator	Hydrocarbons encountered. Plugged and abandoned. See News Release of 18 July.
Shenzi-1	Gulf of Mexico, Green Canyon 654	44% BHP Billiton Operator	Drilling ahead.
Vortex-1	Gulf of Mexico, Atwater Valley 261	33.3% BHP Billiton; Kerr McGee well operator	Drilling ahead.

MINERALS EXPLORATION

The exploration group of BHP Billiton Minerals continued to pursue global exploration opportunities for key commodities of interest to the group utilising both the Junior Alliance Program and in house generative capabilities. This has lead to continued growth and diversification in the exploration portfolio and increased quality exploration opportunities.

A third FALCON™ platform arrived in Australia and has commenced flying selected projects and areas. The other two units remain employed in South America and Africa.

Expenditure

Information related exploration expenditure will be included in the BHP Billiton first quarter results, to be released on 31 October 2002.

Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

02 NOV 12 [illegible]

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 24 October 2002

Number 54/02

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2002

BHP Billiton today released its production report for the quarter ended 30 September 2002

- **Oil and Condensate** production for the quarter of 18.6 million barrels was five per cent lower than the September 2001 quarter. The decrease was mainly due to scheduled shutdowns at Liverpool Bay (UK), and the Bruce and Keith fields (UK) and natural field decline at Bass Strait (Australia). These decreases were partially offset by the start up of Typhoon (US) in July 2001, the success of the West Tuna infill program in Bass Strait and increased North West Shelf (Australia) production due to start up at the Echo Yodel field in December 2001.

  Oil and condensate production was six per cent lower than the June 2002 quarter which reflects the scheduled shutdowns at Liverpool Bay, and the Bruce and Keith fields, adverse weather conditions in the Gulf of Mexico reducing production from Typhoon and natural field decline at Griffin (Australia), partially offset by increased production from start up of Laminaria (Australia) phase 2 in June 2002.

- **Natural Gas** production for the quarter of 71.86 billion cubic feet was in line with the September 2001 and June 2002 quarters. Higher production at Bass Strait due to seasonal factors was offset by lower production at Liverpool Bay due to scheduled shutdowns.

- **Alumina** production for the quarter of 1.0 million tonnes was 7 per cent higher than the September 2001 quarter, reflecting higher production rates achieved through Worsley's (Australia) capacity creep program, along with a return to full production at Alumar (Brazil) following government enforced power rationing during the September 2001 quarter. Alumina production was one per cent higher than the June 2002 quarter.

- **Aluminium** production for the quarter of 268,000 tonnes was 10 per cent higher than the September 2001 quarter with production increases seen at all operations. Increased production from Hillside (South Africa) reflected completion of the pot relining program in June 2002. Increased production at Alumar and Valesul (Brazil) reflects a return to full production following government enforced power rationing during the September 2001 quarter. Aluminium production was two per cent higher than the June 2002 quarter.

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- **Copper** production for the quarter of 184,000 tonnes was nine per cent lower than the September 2001 quarter and 14 per cent lower than the June 2002 quarter. These reductions mainly reflect temporarily reduced output at Escondida (Chile) and Tintaya (Peru) due to the deterioration of global copper markets. Reductions at Escondida and Tintaya were offset by the commencement of commercial production at Antamina (Peru) in October 2001. Escondida copper production for calendar 2002 will be slightly less than that achieved in 2001, despite the scheduled start-up of the Phase IV expansion in September 2002. BHP Billiton will review it's position in relation to production curtailments in December 2002.

- **Iron Ore** production for the quarter of 18.5 million tonnes (BHP Billiton share) was eight per cent higher than the September 2001 and June 2002 quarters. Record Western Australian iron ore production of 19.2 million tonnes (100 per cent terms) was nine per cent higher than the June 2002 quarter due to continued strong demand for all products in Asian markets. Strong demand was also reflected by record shipments from Western Australian operations during the quarter.

- **Metallurgical Coal** production for the quarter of 8.7 million tonnes was four per cent lower than the September 2001 quarter and eight per cent lower than the June 2002 quarter. Lower Queensland (Australia) Coal production compared with both periods was largely due to continued adverse roof conditions at Crinum and rescheduling of maintenance activities at some mines. This was partly offset by increased Illawarra (Australia) Coal production due to higher plant throughput and favorable mining conditions.

- **Boodarie™ Iron** recommenced production in July 2002 following the suspension of operations due to a tube failure in the gas re-heating furnace. The plant was progressively brought back on line with three trains operational at the end of the September 2002 quarter. A new monthly production record of 155,164 tonnes was set during September.

- **Ekati™ Diamond** (Canada) production for the quarter of 954,000 carats was 24 per cent higher than the September 2001 quarter. The increase in production was mainly due to higher recoveries of lower quality diamonds, along with the benefits of a processing plant de-bottlenecking program.

- **Energy Coal** production for the quarter of 19.4 million tonnes was 13 per cent less than the September 2001 quarter, including a reduction of 2.2 million tonnes resulting from sale of the PT Arutmin energy coal assets (Indonesia) in November 2001. Production was six per cent lower than the June 2002 quarter mainly due to maintenance on two draglines at the New Mexico Coal operations in the US. South African production was 13.8 million tonnes, a decrease of five per cent compared with the September 2001 quarter reflecting the closure of Rietspruit in May 2002.

- **Nickel** production for the quarter of 19,100 tonnes was 20 percent higher than the September 2001 quarter, reflecting ramp-up to full capacity production at Cerro Matoso Line 2 (Colombia), and benefits from ongoing improvement programs and the impact of a scheduled maintenance shut down at Yabulu (Australia) in the September 2001 quarter. Production was eight per cent higher than the June 2002 quarter due to the completion of production ramp-up at Cerro Matoso.

****

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Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY

		QUARTER ENDED			QUARTER ENDED		% CHANGE	
		SEPT 2001	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001	SEPT Q02 vs SEPT Q01	SEPT Q02 vs JUNE Q02
PETROLEUM								
Crude oil & condensate	('000 bbl)	19,505	19,732	**18,550**	**18,550**	19,505	-5%	-6%
Natural gas	(bcf)	71.05	70.66	**71.86**	**71.86**	71.05	1%	2%
LPG	('000 tonnes)	182.92	180.43	**208.96**	**208.96**	182.92	14%	16%
Ethane	('000 tonnes)	24.05	25.62	**27.67**	**27.67**	24.05	15%	8%
ALUMINIUM								
Alumina	('000 tonnes)	964	1,018	**1,031**	**1,031**	964	7%	1%
Aluminium	('000 tonnes)	244	263	**268**	**268**	244	10%	2%
BASE METALS								
Copper	('000 tonnes)	202.4	213.5	**184.0**	**184.0**	202.4	-9%	-14%
Lead	(tonnes)	54,032	64,768	**63,243**	**63,243**	54,032	17%	-2%
Zinc	(tonnes)	29,630	38,942	**48,542**	**48,542**	29,630	64%	25%
Gold	(ounces)	71,229	75,589	**55,153**	**55,153**	71,229	-23%	-27%
Silver	('000 ounces)	8,741	11,884	**11,319**	**11,319**	8,741	29%	-5%
Molybdenum	(tonnes)	152	232	**220**	**220**	152	45%	-5%
CARBON STEEL MATERIALS								
Iron ore	('000 tonnes)	17,080	17,080	**18,468**	**18,468**	17,080	8%	8%
Metallurgical coal	('000 tonnes)	9,035	9,359	**8,650**	**8,650**	9,035	-4%	-8%
Manganese ores	('000 tonnes)	972	784	**1,095**	**1,095**	972	13%	40%
Manganese alloys	('000 tonnes)	119	169	**175**	**175**	119	47%	4%
Hot briquetted iron	('000 tonnes)	386	-	**333**	**333**	386	-14%	-
DIAMONDS AND SPECIALTY PRODUCTS								
Diamonds	('000 carats)	767	1,023	**954**	**954**	767	24%	-7%
ENERGY COAL								
Energy coal	('000 tonnes)	22,405	20,571	**19,434**	**19,434**	22,405	-13%	-6%
STAINLESS STEEL MATERIALS								
Nickel	('000 tonnes)	15.9	17.7	**19.1**	**19.1**	15.9	20%	8%
Chrome ores	('000 tonnes)	629	664	**713**	**713**	629	13%	7%
Ferrochrome	('000 tonnes)	207	223	**238**	**238**	207	15%	7%

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	QUARTER ENDED **SEPT 2002**	SEPT 2001
PETROLEUM								
Production								
Crude oil & condensate	(000 bbl)	19,505	19,638	19,644	19,732	**18,550**	**18,550**	19,505
Natural gas	(bcf)	71.05	75.47	66.30	70.66	**71.86**	**71.86**	71.05
LPG	('000 tonnes)	182.92	173.01	161.20	180.43	**208.96**	**208.96**	182.92
Ethane	('000 tonnes)	24.05	18.59	18.87	25.62	**27.67**	**27.67**	24.05
ALUMINIUM								
ALUMINA								
Production ('000 tonnes)								
Worsley	86%	662	671	677	686	**698**	**698**	662
Suriname	45%	219	209	208	215	**221**	**221**	219
Alumar	36%	83	85	111	117	**112**	**112**	83
Total		964	965	996	1,018	**1,031**	**1,031**	964
ALUMINIUM								
Production ('000 tonnes)								
Hillside	100%	125	117	127	132	**135**	**135**	125
Bayside	100%	44	45	43	43	**46**	**46**	44
Alumar	46.3%	35	32	40	46	**44**	**44**	35
Valesul	45.5%	8	9	9	11	**11**	**11**	8
Mozal	47%	32	32	31	31	**32**	**32**	32
Total		244	235	250	263	**268**	**268**	244
BASE METALS (a)								
COPPER								
Payable metal in concentrate ('000 tonnes)								
Escondida (b)	57.5%	89.3	80.1	75.3	94.4	**68.4**	**68.4**	89.3
Tintaya (b)	100%	20.9	22.9	0.8	0.2	**-**	**-**	20.9
Antamina (c)	33.8%	-	26.2	25.1	30.5	**25.7**	**25.7**	-
Alumbrera	25%	11.6	11.9	12.3	12.8	**10.6**	**10.6**	11.6
Highland Valley Copper	33.6%	16.1	15.6	14.2	16.1	**14.9**	**14.9**	16.1
Selbaie	100%	2.5	2.6	2.5	2.6	**2.8**	**2.8**	2.5
Total		140.4	159.3	130.3	156.6	**122.4**	**122.4**	140.4
Cathode ('000 tonnes)								
Escondida	57.5%	21.9	21.9	21.2	21.5	**17.9**	**17.9**	21.9
Cerro Colorado	100%	34.3	33.8	31.3	31.3	**32.5**	**32.5**	34.3
Tintaya (b)	100%	-	-	-	1.3	**8.4**	**8.4**	-
San Manuel	100%	2.3	2.2	1.8	-	**-**	**-**	2.3
Pinto Valley	100%	3.4	3.4	3.1	2.8	**2.8**	**2.8**	3.4
Total		62.0	61.4	57.4	56.9	**61.6**	**61.6**	62.0
LEAD								
Payable metal in concentrate (tonnes)								
Cannington	100%	52,879	51,914	63,172	63,799	**61,676**	**61,676**	52,879
Pering	100%	1,153	1,288	892	969	**1,567**	**1,567**	1,153
Total		54,032	53,202	64,064	64,768	**63,243**	**63,243**	54,032

Refer footnotes on page 5.

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	QUARTER ENDED **SEPT 2002**	SEPT 2001
BASE METALS (continued)								
ZINC								
Payable metal in concentate (tonnes)								
Cannington	100%	14,058	17,285	15,002	12,511	**15,182**	**15,182**	14,058
Antamina (c)	33.8%	-	16,010	18,825	13,518	**18,189**	**18,189**	-
Selbaie	100%	9,684	7,896	8,495	8,121	**9,840**	**9,840**	9,684
Pering	100%	5,888	5,583	4,851	4,793	**5,331**	**5,331**	5,888
Total		29,630	46,774	47,174	38,942	**48,542**	**48,542**	29,630
GOLD								
Payable metal in concentrate (ounces)								
Escondida (b)	57.5%	10,641	12,166	11,837	17,694	**10,074**	**10,074**	10,641
Tintaya (b)	100%	10,249	11,500	503	-	**-**	**-**	10,249
Alumbrera	25%	42,584	49,780	49,064	51,511	**39,279**	**39,279**	42,584
Selbaie	100%	6,519	4,914	5,685	5,117	**4,486**	**4,486**	6,519
Highland Valley Copper	33.6%	1,235	1,178	1,126	1,268	**1,314**	**1,314**	1,235
Total		71,229	79,538	68,215	75,589	**55,153**	**55,153**	71,229
SILVER								
Payable metal in concentrate ('000 ounces)								
Cannington	100%	7,804	7,915	9,980	10,265	**9,612**	**9,612**	7,804
Escondida	57.5%	320	298	295	344	**304**	**304**	320
Antamina (c)	33.8%	-	690	565	512	**595**	**595**	-
Alumbrera	25.0%	42	71	68	56	**53**	**53**	42
Highland Valley Copper	33.6%	190	167	168	183	**162**	**162**	190
Selbaie	100%	384	662	504	524	**593**	**593**	384
Total		8,741	9,803	11,579	11,884	**11,319**	**11,319**	8,741
MOLYBDENUM								
Payable metal in concentrate (tonnes)								
Highland Valley Copper	33.6%	152	153	121	232	**220**	**220**	152
CARBON STEEL MATERIALS								
IRON ORE								
Production ('000 tonnes)								
Mt Newman Joint Venture	85%	5,973	6,423	5,565	5,413	**5,486**	**5,486**	5,973
Goldsworthy Joint Venture	85%	1,656	1,667	1,434	1,690	**1,891**	**1,891**	1,656
Yandi Joint Venture	85%	7,046	6,933	6,614	6,663	**7,796**	**7,796**	7,046
Jimblebar	100%	1,182	1,332	1,211	1,476	**1,370**	**1,370**	1,182
Samarco	50%	1,223	928	1,640	1,838	**1,925**	**1,925**	1,223
Total		17,080	17,283	16,464	17,080	**18,468**	**18,468**	17,080
METALLURGICAL COAL (d)								
Production ('000 tonnes)								
CQCA Joint Venture	50%	4,002	3,908	5,156	5,001	**4,156**	**4,156**	4,002
South Blackwater (e)	50%	670	524	-	-	**-**	**-**	670
Gregory Joint Venture	50%	486	408	861	685	**496**	**496**	486
BHP Mitsui Coal (f)	80%	1,823	1,467	1,707	1,746	**1,863**	**1,863**	1,823
Illawarra	100%	2,055	1,841	1,265	1,927	**2,135**	**2,135**	2,055
Total		9,035	8,148	8,989	9,359	**8,650**	**8,650**	9,035

Refer footnotes on page 5.

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	QUARTER ENDED **SEPT 2002**	SEPT 2001
CARBON STEEL MATERIALS (cont'd)								
MANGANESE ORES								
Saleable production ('000 tonnes)								
South Africa (g)	60%	467	501	424	475	**581**	**581**	467
Australia (g)	60%	505	387	467	309	**514**	**514**	505
Total		972	888	891	784	**1,095**	**1,095**	972
MANGANESE ALLOYS								
Saleable production ('000 tonnes)								
South Africa (g)	60%	69	101	115	121	**124**	**124**	69
Australia (g)	60%	50	63	51	48	**51**	**51**	50
Total		119	164	166	169	**175**	**175**	119
HOT BRIQUETTED IRON								
Production ('000 tonnes)								
Boodarie™ Iron (h)	100%	386	384	277	-	**333**	**333**	386
DIAMONDS AND SPECIALTY PRODUCTS								
DIAMONDS								
Production ('000 carats)								
Ekati™	80%	767	928	932	1,023	**954**	**954**	767
ENERGY COAL								
Production ('000 tonnes)								
South Africa	100%	14,538	13,724	13,633	13,815	**13,838**	**13,838**	14,538
USA	100%	3,106	3,170	3,266	3,703	**2,905**	**2,905**	3,106
Australia	100%	1,173	863	1,129	1,390	**1,244**	**1,244**	1,173
Indonesia (i)	80%	2,450	1,778	186	208	**216**	**216**	2,450
Colombia (j)	33%	1,138	1,088	1,022	1,455	**1,231**	**1,231**	1,138
Total		22,405	20,623	19,236	20,571	**19,434**	**19,434**	22,405
STAINLESS STEEL MATERIALS								
NICKEL								
Production ('000 tonnes)								
CMSA	99.8%	9.6	10.4	10.5	9.9	**11.7**	**11.7**	9.6
Yabulu	100%	6.3	7.1	7.3	7.8	**7.4**	**7.4**	6.3
Total		15.9	17.5	17.8	17.7	**19.1**	**19.1**	15.9
CHROME ORES								
Saleable production ('000 tonnes)								
South Africa (g)	60%	629	609	549	664	**713**	**713**	629
FERROCHROME								
Saleable production ('000 tonnes)								
South Africa (g)	60%	207	206	201	223	**238**	**238**	207

Refer footnotes on page 5.

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					QUARTER ENDED	
	BHP Billiton Interest	SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001

(a) *Metal production is reported on the basis of payable metal.*

(b) Sulphide production at Escondida and Tintaya was temporarily reduced in November 2001 and January 2002 respectively due to weak market conditions. Commercial production of copper cathode commenced at Tintaya in June 2002.

(c) Antamina commenced commercial production in October 2001.

(d) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.

(e) *BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and* Mitsubishi Development Pty Ltd. Effective January 2002, South Blackwater production is reported in CQCA Joint Venture. Production for the September 2001 quarter includes 775,000 tonnes sourced from South Blackwater which were not reflected in financial results until the December 2001 quarter.

(f) Shown on 100% basis before 20% outside equity interest.

(g) *Shown on 100% basis. BHP Billiton interest in saleable production is 60%.*

(h) Boodarie™ Iron recommenced production in July 2002 following the suspension of operations due to a tube failure in a gas re-heating furnace. The plant was progressively brought back on line with three trains operational at the end of the September 2002 quarter.

(i) Production shown on 86.5% basis after allowing for Indonesian state owned corporation's 13.5% share of production. BHP Billiton sold its interest in the Senakin and Satui mines effective 30 November 2001.

(j) BHP Billiton increased its interest in Cerrejon Zona Norte to 33.3% from 16.7% effective Februrary 2002.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED	
	SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001
PETROLEUM							
BHP Billiton attributable production unless otherwise stated.							
CRUDE OIL & CONDENSATE ('000 barrels)							
Bass Strait	7,400	7,197	6,593	6,786	**6,799**	**6,799**	7,400
North West Shelf - condensate	1,331	1,310	1,525	1,466	**1,602**	**1,602**	1,331
North West Shelf - Wanaea/Cossack	1,652	1,919	1,851	1,892	**1,876**	**1,876**	1,652
Laminaria	3,001	2,569	1,958	2,200	**2,914**	**2,914**	3,001
Griffin	1,037	863	1,971	1,587	**1,281**	**1,281**	1,037
Pakistan	17	19	20	18	**18**	**18**	17
Typhoon (a)	835	1,443	1,507	1,754	**1,233**	**1,233**	835
Americas	918	810	917	861	**718**	**718**	918
Liverpool Bay	2,830	2,868	2,770	2,574	**1,838**	**1,838**	2,830
Bruce/Keith	483	640	532	594	**271**	**271**	483
Total	19,505	19,638	19,644	19,732	**18,550**	**18,550**	19,505
NATURAL GAS (billion cubic feet)							
Bass Strait	29.76	23.14	17.18	26.77	**33.07**	**33.07**	29.76
North West Shelf - Domestic	3.68	3.73	3.45	2.86	**3.62**	**3.62**	3.68
North West Shelf - LNG	15.76	15.56	15.22	13.01	**16.55**	**16.55**	15.76
Griffin	1.45	1.25	0.92	0.34	**0.95**	**0.95**	1.45
Pakistan	2.66	2.83	2.94	3.02	**2.83**	**2.83**	2.66
Typhoon (a)	0.67	1.48	2.01	1.93	**1.38**	**1.38**	0.67
Americas	5.41	4.69	4.40	4.63	**3.91**	**3.91**	5.41
Bruce	3.28	10.65	8.44	7.92	**4.59**	**4.59**	3.28
Keith	0.19	0.27	0.11	0.16	**0.07**	**0.07**	0.19
Liverpool Bay	8.19	11.87	11.63	10.01	**4.89**	**4.89**	8.19
Total	71.05	75.47	66.30	70.66	**71.86**	**71.86**	71.05
LPG ('000 tonnes)							
Bass Strait	128.73	107.80	108.47	126.70	**149.66**	**149.66**	128.73
North West Shelf	36.32	35.53	33.33	35.08	**36.32**	**36.32**	36.32
Bruce	16.51	28.50	18.73	17.49	**22.45**	**22.45**	16.51
Keith	1.36	1.18	0.67	1.17	**0.53**	**0.53**	1.36
Total	182.92	173.01	161.20	180.43	**208.96**	**208.96**	182.92
ETHANE ('000 tonnes)	24.05	18.59	18.87	25.62	**27.67**	**27.67**	24.05

(a) Typhoon commenced production in July 2001.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED	
	SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001

ALUMINIUM

BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

	SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001
ALUMINA							
Production							
Worsley, Australia	662	671	677	686	**698**	**698**	662
Paranam, Suriname	219	209	208	215	**221**	**221**	219
Alumar, Brazil	83	85	111	117	**112**	**112**	83
Total	964	965	996	1,018	**1,031**	**1,031**	964
Sales							
Worsley, Australia	692	638	656	690	**758**	**758**	692
Paranam, Suriname	224	221	205	197	**253**	**253**	224
Alumar, Brazil	79	88	101	106	**130**	**130**	79
Total	995	947	962	993	**1,141**	**1,141**	995
ALUMINIUM							
Production							
Hillside, South Africa	125	117	127	132	**135**	**135**	125
Bayside, South Africa	44	45	43	43	**46**	**46**	44
Alumar, Brazil	35	32	40	46	**44**	**44**	35
Valesul, Brazil	8	9	9	11	**11**	**11**	8
Mozal, Mozambique	32	32	31	31	**32**	**32**	32
Total	244	235	250	263	**268**	**268**	244
Sales							
Hillside, South Africa	123	117	128	131	**124**	**124**	123
Bayside, South Africa	43	43	42	53	**47**	**47**	43
Alumar, Brazil	34	33	38	45	**38**	**38**	34
Valesul, Brazil	8	8	10	11	**9**	**9**	8
Mozal, Mozambique	32	32	31	34	**27**	**27**	32
Total	240	233	249	274	**245**	**245**	240

PRODUCTION AND SHIPMENT REPORT

BASE METALS

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

		QUARTER ENDED					QUARTER ENDED	
		SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001
Escondida, Chile (a)								
Material mined (100%)	('000 tonnes)	85,344	84,821	80,401	77,244	**74,671**	**74,671**	85,344
Sulphide ore milled (100%)	('000 tonnes)	11,205	10,060	10,452	11,311	**10,142**	**10,142**	11,205
Average copper grade	(%)	1.75%	1.72%	1.53%	1.74%	**1.46%**	**1.46%**	1.75%
Production ex Mill (100%)	('000 tonnes)	162.0	144.4	134.9	170.3	**125.6**	**125.6**	162.0
Production								
Payable copper	('000 tonnes)	89.3	80.1	75.3	94.4	**68.4**	**68.4**	89.3
Payable gold concentrate	(fine ounces)	10,641	12,166	11,837	17,694	**10,074**	**10,074**	10,641
Copper cathode (SXEW)	('000 tonnes)	21.9	21.9	21.2	21.5	**17.9**	**17.9**	21.9
Payable silver concentrate	('000 ounces)	320	298	295	344	**304**	**304**	320
Sales								
Payable copper	('000 tonnes)	83.8	87.0	77.0	85.3	**77.0**	**77.0**	83.8
Payable gold concentrate	(fine ounces)	8,729	12,386	10,806	17,004	**11,689**	**11,689**	8,729
Copper cathode (SXEW)	('000 tonnes)	22.9	18.0	24.6	22.7	**14.9**	**14.9**	22.9
Payable silver concentrate	('000 ounces)	312	334	313	248	**269**	**269**	312

(a) Sulphide production at Escondida was temporarily reduced in November 2001 due to weak market conditions.

		SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001
Tintaya, Peru (a) (b)								
Material mined	('000 tonnes)	17,600	14,115	396	-	**-**	**-**	17,600
Ore milled	('000 tonnes)	1,640	1,569	71	-	**-**	**-**	1,640
Average copper grade	(%)	1.58%	1.72%	1.64%	0.00%	**0.00%**	**0.00%**	1.58%
Production								
Payable copper	('000 tonnes)	20.9	22.9	0.8	0.2	**-**	**-**	20.9
Payable gold concentrate	(fine ounces)	10,249	11,500	503	-	**-**	**-**	10,249
Copper cathode (SXEW)	('000 tonnes)				1.3	**8.4**	**8.4**	-
Sales								
Payable copper	('000 tonnes)	19.2	17.8	8.8	-	**-**	**-**	19.2
Payable gold concentrate	(fine ounces)	9,745	9,546	5,452	212	**-**	**-**	9,745
Copper cathode (SXEW)	('000 tonnes)				1.9	**8.0**	**8.0**	-

(a) Sulphide production at Tintaya was temporarily suspended in January 2002 due to weak market conditions.
(b) Commercial production of copper cathode commenced in June 2002.

		SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001
Cerro Colorado, Chile								
Material mined	('000 tonnes)	13,595	16,677	15,348	18,628	**17,963**	**17,963**	13,595
Ore milled	('000 tonnes)	3,516	3,864	3,698	3,581	**3,759**	**3,759**	3,516
Average copper grade	(%)	1.06%	1.13%	1.03%	1.00%	**0.97%**	**0.97%**	1.06%
Production								
Copper cathode	('000 tonnes)	34.3	33.8	31.3	31.3	**32.5**	**32.5**	34.3
Sales								
Copper cathode	('000 tonnes)	33.8	31.7	33.9	34.5	**21.2**	**21.2**	33.8

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					QUARTER ENDED	
		SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001
BASE METALS								
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.								
Antamina, Peru (a)								
Material mined (100%)	('000 tonnes)		19,970	20,548	28,990	**30,235**	**30,235**	-
Ore milled (100%)	('000 tonnes)		6,318	6,309	7,250	**6,794**	**6,794**	-
Average head grades								
- Copper	(%)		1.42%	1.31%	1.43%	**1.36%**	**1.36%**	0.00%
- Zinc	(%)		1.35%	1.44%	0.93%	**1.66%**	**1.66%**	0.00%
Production								
Payable copper	('000 tonnes)		26.2	25.1	30.5	**25.7**	**25.7**	-
Payable zinc	(tonnes)		16,010	18,825	13,518	**18,189**	**18,189**	-
Payable silver	('000 ounces)		690	565	512	**595**	**595**	-
Sales								
Payable copper	('000 tonnes)		28.7	28.8	28.6	**30.6**	**30.6**	-
Payable zinc	(tonnes)		9,283	23,028	15,009	**19,184**	**19,184**	-
Payable silver	('000 ounces)		748	595	489	**590**	**590**	-
(a) Commercial production commenced in October 2001.								
Alumbrera, Argentina								
Material mined (100%)	('000 tonnes)	29,545	28,635	25,430	26,524	**29,366**	**29,366**	29,545
Ore milled (100%)	('000 tonnes)	7,516	7,142	7,146	7,575	**8,034**	**8,034**	7,516
Average head grades								
- Copper	(%)	0.70%	0.74%	0.76%	0.73%	**0.62%**	**0.62%**	0.70%
- Gold	(g/t)	1.0	1.1	1.1	1.0	**0.8**	**0.8**	1.0
Production								
Payable copper	('000 tonnes)	11.6	11.9	12.3	12.8	**10.6**	**10.6**	11.6
Payable gold	(fine ounces)	40,370	46,987	45,421	46,537	**35,935**	**35,935**	40,370
Payable gold - dore	(fine ounces)	2,214	2,793	3,644	4,973	**3,344**	**3,344**	2,214
Payable silver	('000 ounces)	42	71	68	56	**53**	**53**	42
Sales								
Payable copper	('000 tonnes)	9.8	13.1	12.7	11.6	**10.3**	**10.3**	9.8
Payable gold	(fine ounces)	34,461	48,223	47,261	36,874	**33,707**	**33,707**	34,461
Payable gold - dore	(fine ounces)	2,009	1,829	3,710	4,466	**3,082**	**3,082**	2,009
Payable silver	('000 ounces)	42	71	67	56	**53**	**53**	42
Highland Valley Copper, Canada								
Material mined (100%)	('000 tonnes)	19,910	20,883	18,322	18,522	**20,455**	**20,455**	19,910
Ore milled (100%)	('000 tonnes)	12,841	12,912	11,778	12,224	**12,941**	**12,941**	12,841
Average copper grade	(%)	0.43%	0.42%	0.42%	0.43%	**0.40%**	**0.40%**	0.43%
Production								
Payable copper	('000 tonnes)	16.1	15.6	14.2	16.1	**14.9**	**14.9**	16.1
Payable molybdenum	('000 tonnes)	0.15	0.15	0.12	0.23	**0.22**	**0.22**	0.15
Payable silver	('000 ounces)	190	167	168	183	**162**	**162**	190
Payable gold concentrate	(fine ounces)	1,235	1,178	1,126	1,268	**1,314**	**1,314**	1,235
Sales								
Payable copper	('000 tonnes)	17.5	18.8	11.6	14.9	**14.4**	**14.4**	17.5
Payable molybdenum	('000 tonnes)	0.14	0.14	0.17	0.22	**0.19**	**0.19**	0.14
Payable silver	('000 ounces)	204	219	133	173	**153**	**153**	204
Payable gold concentrate	(fine ounces)	1,840	2,062	1,096	1,467	**1,240**	**1,240**	1,840

PRODUCTION AND SHIPMENT REPORT

BASE METALS

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

		QUARTER ENDED					QUARTER ENDED	
		SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001
Cannington, Australia								
Material mined	('000 tonnes)	543	555	569	574	**631**	**631**	543
Ore milled	('000 tonnes)	496	538	567	575	**599**	**599**	496
Average head grades								
- Silver	(g/t)	598	567	619	675	**564**	**564**	598
- Lead	(%)	13.2%	12.1%	12.7%	13.6%	**11.7%**	**11.7%**	13.2%
- Zinc	(%)	4.8%	5.3%	4.6%	3.9%	**4.3%**	**4.3%**	4.8%
Production								
Payable silver	('000 ounces)	7,804	7,915	9,980	10,265	**9,612**	**9,612**	7,804
Payable lead	(tonnes)	52,879	51,914	63,172	63,799	**61,676**	**61,676**	52,879
Payable zinc	(tonnes)	14,058	17,285	15,002	12,511	**15,182**	**15,182**	14,058
Sales								
Payable silver	('000 ounces)	7,231	8,045	9,383	10,788	**9,376**	**9,376**	7,231
Payable lead	(tonnes)	49,423	52,577	59,712	67,650	**59,871**	**59,871**	49,423
Payable zinc	(tonnes)	13,220	17,850	19,105	14,761	**12,107**	**12,107**	13,220
Selbaie, Canada								
Ore milled	('000 tonnes)	1,006	1,029	1,012	1,016	**1,049**	**1,049**	1,006
Average head grades								
- Zinc	(%)	1.51%	1.29%	1.32%	1.26%	**1.37%**	**1.37%**	1.51%
- Copper	(%)	0.34%	0.34%	0.33%	0.34%	**0.33%**	**0.33%**	0.34%
- Gold	(g/t)	0.34	0.24	0.26	0.25	**0.23**	**0.23**	0.34
- Silver	(g/t)	25.00	37.23	29.10	28.99	**35.10**	**35.10**	25.00
Production								
Payable zinc	(tonnes)	9,684	7,896	8,495	8,121	**9,840**	**9,840**	9,684
Payable copper	(tonnes)	2,477	2,616	2,452	2,642	**2,789**	**2,789**	2,477
Payable gold concentrate	(ounces)	6,519	4,914	5,685	5,117	**4,486**	**4,486**	6,519
Payable silver	('000 ounces)	384	662	504	524	**593**	**593**	384
Sales								
Payable zinc	(tonnes)	9,959	7,932	8,400	7,877	**9,861**	**9,861**	9,959
Payable copper	(tonnes)	3,196	2,615	2,605	2,459	**2,823**	**2,823**	3,196
Payable gold concentrate	(ounces)	8,112	8,002	5,048	5,142	**5,932**	**5,932**	8,112
Payable silver	('000 ounces)	284	321	605	573	**527**	**527**	284
Pering, South Africa								
Ore milled	('000 tonnes)	339	342	330	338	**320**	**320**	339
Average head grades								
- Zinc	(%)	2.02%	1.90%	1.73%	1.85%	**2.21%**	**2.21%**	2.02%
- Lead	(%)	0.49%	0.54%	0.42%	0.52%	**0.66%**	**0.66%**	0.49%
Production								
Payable zinc	(tonnes)	5,888	5,583	4,851	4,793	**5,331**	**5,331**	5,888
Payable lead	(tonnes)	1,153	1,288	892	969	**1,567**	**1,567**	1,153
Sales								
Payable zinc	(tonnes)	4,932	4,859	4,745	3,667	**3,701**	**3,701**	4,932
Payable lead	(tonnes)	1,366	1,217	1,298	729	**1,367**	**1,367**	1,366

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					QUARTER ENDED	
		SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001
BASE METALS								

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

		SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001
San Manuel, USA (a)								
Production								
Copper cathode (SXEW)	('000 tonnes)	2.3	2.2	1.8	-	-	-	2.3

(a) San Manuel SXEW operations closed in March 2002.

		SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001
Pinto Valley, USA								
Production								
Copper cathode (SXEW)	('000 tonnes)	3.4	3.4	3.1	2.8	**2.8**	**2.8**	3.4
Sales								
Copper cathode (SXEW)	('000 tonnes)	3.1	2.3	4.4	2.9	**2.7**	**2.7**	3.1

PRODUCTION AND SHIPMENT REPORT

CARBON STEEL MATERIALS

BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Figures in italics indicate adjustments have been made since the data was previously reported.

	QUARTER ENDED					QUARTER ENDED	
	SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001
IRON ORE (a)							
Pilbara, Australia							
Production							
Mt Newman Joint Venture	5,973	6,423	5,565	5,413	**5,486**	**5,486**	5,973
Goldsworthy Joint Venture (b)	1,656	1,667	1,434	1,690	**1,891**	**1,891**	1,656
Yandi Joint Venture	7,046	6,933	6,614	6,663	**7,796**	**7,796**	7,046
Jimblebar	1,182	1,332	1,211	1,476	**1,370**	**1,370**	1,182
Total (BHP Billiton share)	15,858	16,355	14,824	15,242	**16,543**	**16,543**	15,858
Total production (100%)	18,448	19,006	*17,226*	*17,671*	**19,221**	**19,221**	18,448
Shipments							
Lump	3,729	3,483	3,316	4,151	**4,335**	**4,335**	3,729
Fines	12,334	12,025	11,083	10,517	**11,842**	**11,842**	12,334
Total (BHP Billiton share)	16,063	15,508	14,399	14,668	**16,177**	**16,177**	16,063
Total shipments (100%)	18,897	18,245	16,940	17,256	**19,033**	**19,033**	18,897

(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Includes bulk sample production from Mining Area C.

	SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001
Samarco, Brazil							
Production	1,223	928	1,640	1,838	**1,925**	**1,925**	1,223
Shipments	1,156	1,440	1,705	1,768	**2,014**	**2,014**	1,156

	SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001
METALLURGICAL COAL (a)							
Queensland, Australia							
Production							
CQCA Joint Venture							
Blackwater	977	1,305	1,892	1,669	**1,633**	**1,633**	977
Goonyella	986	850	1,036	904	**734**	**734**	986
Peak Downs	885	730	1,028	1,185	**789**	**789**	885
Saraji	627	528	676	716	**427**	**427**	627
Norwich Park	527	495	524	527	**573**	**573**	527
CQCA total	4,002	3,908	5,156	5,001	**4,156**	**4,156**	4,002
South Blackwater (b)	670	524	-	-	**-**	**-**	670
Gregory Joint Venture	486	408	861	685	**496**	**496**	486
BHP Mitsui Coal (c)							
Riverside	917	649	907	928	**927**	**927**	917
South Walker Creek	906	817	800	818	**936**	**936**	906
BHP Mitsui Coal total	1,823	1,467	1,707	1,746	**1,863**	**1,863**	1,823
Queensland total	6,980	6,307	7,724	7,432	**6,515**	**6,515**	6,980
Shipments (d)							
Coking coal	4,804	4,011	4,799	5,252	**4,165**	**4,165**	4,804
Weak coking coal	1,592	1,674	1,604	1,124	**1,739**	**1,739**	1,592
Thermal coal	631	704	764	734	**1,022**	**1,022**	631
Total	7,027	6,390	7,167	7,110	**6,926**	**6,926**	7,027

(a) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and Mitsubishi Development Pty Ltd. Effective Jauary 2002, South Blackwater production is included in Blackwater.
(c) BHP Mitsui Coal production shown on 100% basis before 20% outside equity interest.
(d) Shipment totals for the September 2001 quarter includes 775,000 tonnes sourced from South Blackwater which were not reflected in financial results until the December 2001 quarter.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED	
	SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001
CARBON STEEL MATERIALS							
BHP Billiton attributable production and sales unless otherwise stated. ('000 tonnes)							
<u>Illawarra, Australia</u>							
Production	2,055	1,841	1,265	1,927	**2,135**	**2,135**	2,055
Shipments							
Coking coal	1,457	1,655	1,555	1,543	**1,515**	**1,515**	1,457
Thermal coal	136	94	49	268	**134**	**134**	136
Total	1,593	1,749	1,604	1,811	**1,649**	**1,649**	1,593
MANGANESE ORES							
<u>South Africa</u>							
Saleable production (a)	467	501	424	475	**581**	**581**	467
(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.							
<u>Australia</u>							
Saleable production (a)	505	387	467	309	**514**	**514**	505
(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.							
MANGANESE ALLOYS							
<u>South Africa</u>							
Saleable production (a)	69	101	115	121	**124**	**124**	69
(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.							
<u>Australia</u>							
Saleable production (a)	50	63	51	48	**51**	**51**	50
(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.							
HOT BRIQUETTED IRON							
<u>Boodarie™ Iron, Australia (a)</u>							
Production	386	384	277	-	**333**	**333**	386
Shipments	358	302	391	93	**202**	**202**	358

(a) *Boodarie™ Iron recommenced production in July 2002 following the suspension of operations due to a tube failure in a gas re-heating furnace.* The plant was progressively brought back on line with three trains operational at the end of the September 2002 quarter.

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					QUARTER ENDED	
		SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001
DIAMONDS AND SPECIALTY PRODUCTS								
BHP Billiton attributable production and sales unless otherwise stated.								
DIAMONDS								
Ekati™, Canada								
Production	('000 carats)	767	928	932	1,023	**954**	**954**	767

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED	
	SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001
ENERGY COAL							
BHP Billiton attributable production and sales unless otherwise stated. ('000 tonnes)							
Ingwe, South Africa							
Production	14,538	13,724	13,633	13,815	**13,838**	**13,838**	14,538
Sales							
Export	6,289	6,083	5,605	5,744	**5,648**	**5,648**	6,289
Local utility	7,477	6,780	6,979	7,767	**7,836**	**7,836**	7,477
Inland	1,092	1,111	835	742	**471**	**471**	1,092
Total	14,858	13,974	13,418	14,253	**13,955**	**13,955**	14,858
New Mexico, USA							
Production							
Navajo Coal	1,694	1,682	1,801	2,030	**1,602**	**1,602**	1,694
San Juan Coal	1,412	1,488	1,465	1,673	**1,303**	**1,303**	1,412
Total	3,106	3,170	3,266	3,703	**2,905**	**2,905**	3,106
Sales - local utility	3,407	3,489	2,882	3,469	**3,546**	**3,546**	3,407
Hunter Valley, Australia							
Production	1,173	863	1,129	1,390	**1,244**	**1,244**	1,173
Sales							
Export	604	571	904	1,056	**783**	**783**	604
Inland	398	378	342	337	**366**	**366**	398
Total	1,002	949	1,246	1,393	**1,149**	**1,149**	1,002
Kalimantan, Indonesia							
Production (a)							
Senakin (b)	1,161	801	-	-	**-**	**-**	1,161
Satui (b)	1,068	777	-	-	**-**	**-**	1,068
Petangis	221	201	186	208	**216**	**216**	221
Total	2,450	1,778	186	208	**216**	**216**	2,450
Sales - export	2,312	1,684	242	243	**189**	**189**	2,312

(a) Reported on 86.5% basis after allowing for the Indonesian state-owned corporation's 13.5% share of all production.
(b) BHP Billiton sold its interest in Senakin and Satui effective 30 November 2001.

	SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001
Cerrejon Coal, Colombia (a)							
Production	1,138	1,088	1,022	1,455	**1,231**	**1,231**	1,138
Sales - export	1,098	688	971	1,144	**1,246**	**1,246**	1,098

(a) BHP Billiton increased its interest in CZN from 16.7% to 33.3% effective February 2002.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED	
	SEPT 2001	DEC 2001	MARCH 2002	JUNE 2002	**SEPT 2002**	**SEPT 2002**	SEPT 2001
STAINLESS STEEL MATERIALS							
BHP Billiton attributable production and sales unless otherwise stated.							
('000 tonnes)							
NICKEL							
CMSA, Colombia							
Production	9.6	10.4	10.5	9.9	**11.7**	**11.7**	9.6
Sales	9.1	10.4	10.5	11.6	**10.5**	**10.5**	9.1
Yabulu, Australia							
Production							
Nickel	6.3	7.1	7.3	7.8	**7.4**	**7.4**	6.3
Cobalt	0.4	0.4	0.5	0.4	**0.5**	**0.5**	0.4
Sales							
Nickel	7.7	6.9	7.3	7.1	**7.1**	**7.1**	7.7
Cobalt	0.4	0.5	0.5	0.5	**0.5**	**0.5**	0.4
CHROME ORES							
South Africa							
Saleable production (a)	629	609	549	664	**713**	**713**	629
(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.							
FERROCHROME							
South Africa							
Saleable production (a)	207	206	201	223	**238**	**238**	207
(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.							

02 NOV 12 AM 8:07

Company Secretary

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

31 October 2002

Australian Stock Exchange
Company Announcements Office
4th Floor, 20 Bridge Street
SYDNEY NSW 2000

There has been considerable public debate in recent weeks about the issue of executive remuneration.

The remuneration paid to current and former executives of BHP Billiton has featured in a number of media reports on the subject.

BHP Billiton is asking shareholders to consider new Group Incentive Schemes at the annual general meeting to be held on Monday next. In addition, shareholders are being asked to consider and approve the participation in the Schemes by the executive directors.

We have been contacted by a number of shareholders who have raised concerns about the items of business dealing with the participation by executive directors in the proposed Group Incentive Scheme.

We are addressing these concerns as they arise. Our responses do not contain any information that has not already been disclosed. However, in the interests of ensuring that all shareholders have an opportunity to see the key points that we intend to make we are copying the attached letter to the Exchange and lodging it on our website.

Karen Wood
Company Secretary

31 October 2002

Dear Shareholder

Annual General Meeting

A number of our shareholders have made contact with us to ask questions or raise concerns about the items of business to be considered at the Annual General Meeting dealing with proposed new executive incentive arrangements.

As you will recall, these items are motions 16, 17 and 18. Motion 16 asks shareholders to consider a proposed new Group Incentive Scheme (GIS) which will replace all existing plans, while motions 17 and 18 deal with the participation in that GIS by the executive directors – Brian Gilbertson and Chip Goodyear.

As you will be aware the proposed GIS works off past performance; meaning that the quantum of all long term incentives is based on the performance of the particular executive, and the Group, in the period just past. Because the GIS will only commence operation following shareholder approval, there is no past period against which initial awards can be made. For this reason, the Board proposed a transitional arrangement for all participants.

The intent behind the transitional arrangement was to put the executive participants in the same position they would have been in, had the GIS been operating for the previous year.

Shareholders are being asked to approve the participation in the transitional arrangements by the executive directors.

In accordance with the Listing Rules, motions 17 and 18 ask shareholders to approve a cap on the shares that are available (subject to performance) to vest to the executive directors, at the end of the performance period which is three years from the commencement of the relevant period – ie. 30 June 2005.

In determining the cap, for which approval is being sought, the Board calculated the number of shares estimated to be equal to 140% of the executive directors' annual base salary. 140% assumes maximum

performance. The critical issue, however, is that while the Board had to assume maximum performance, to ensure there were sufficient shares approved in the event that that level of performance was met, the number of shares that will actually vest will be entirely dependent on performance against the designated performance hurdles (all of which are described in the Notice of Meeting).

The executive directors will only be entitled to the maximum if BHP Billiton's performance is at or above the 85th percentile of our peer group on total shareholder return performance and earnings per share growth exceed the inflationary underpin plus 2% per annum. Needless to say, if BHP Billiton's performance does meet those hurdles then all shareholders will benefit.

It may assist in your deliberations to see the percentage of base salary that may accrue to the Chief Executive under the transitional arrangements and under the proposed GIS, at both the maximum and target levels.

The table below contains maximum awards. It assumes extraordinary performance against all measures.

Proposed Incentive arrangements – Chief Executive

Incentives	Transitional Arrangements at Maximum	Proposed Group Incentive Scheme at Maximum
Short Term Incentive	150%*	105%
Long Term Incentive	Performance Shares 140%	Deferred Shares 105% Performance Shares 105%
Total	**290%**	**315%**

* Although the maximum available was 150% the actual paid for FY2002 was 136%.

If target performance is met, the percentage of base salary that may accrue to the Chief Executive under the transitional arrangements and under the proposed GIS is set out in the table below.

Proposed Incentive arrangements – Chief Executive

Incentives	Transitional Arrangements at Target	Proposed Group Incentive Scheme at Target
Short Term Incentive	100%	70%
Long Term Incentive	Performance Shares 105%	Deferred Shares 70% Performance Shares 52.5%
Total	**205%**	**192.5%**

At both the target and maximum levels, the percentages available to executive directors have been substantially reduced from the percentages that are currently available via existing plans under which shareholders have previously approved awards.

I want to assure you that the proposed GIS, and the participation in it by Brian Gilbertson and Chip Goodyear, has been well thought out, firstly by the Remuneration Committee (which is comprised solely of independent non-executive directors) and by the Board. It contains performance hurdles that are more rigorous than those in the existing plans. In devising the GIS we have taken extensive market data into account and we do not believe that the levels are excessive. We do believe that it provides the incentives we need to attract and retain executive talent.

While I appreciate the quite proper concerns that have been raised about excessive levels of executive remuneration, I believe that it would not be in the interests of the shareholders of BHP Billiton if these items of business were not passed.

I commend the GIS, and the participation in the transition arrangements by the executive directors, to you.

Yours sincerely

D R Argus
Chairman

02 NOV 12

NEWS RELEASE

bhpbilliton

Release Time IMMEDIATE
Date 31 October 2002
Number 56/02

BHP BILLITON RESULTS FOR THE QUARTER ENDED 30 SEPTEMBER 2002

- **Continued strong performance from diversified asset base, despite weak markets.**
- **EBITDA maintained at robust US$1.2 billion.**
- **EBIT of US$844 million, attributable profit of US$572 million and earnings per share of 9.2 US cents (all before exceptional items).**
- **Interim dividend of 7.0 US cents per share declared, an increase of 7.7%.**
- **Commissioning of Escondida Phase IV and San Juan Underground projects.**
- **Moody's upgrade long term credit rating to A2 and short term credit rating to P-1.**
- **Inaugural €750 million Eurobond successfully launched.**

Quarter ended 30 September	2002 US$M (1)	2001 US$M (1)	Change %
Turnover (2)	**3 922**	3 811	2.9%
EBITDA (2)(3)	**1 230**	1 248	-1.4%
EBIT (2)(3)	**844**	867	-2.7%
Attributable profit (3)	**572**	566	1.1%
Basic earnings per share (US cents) (3)	**9.2**	9.4	-2.1%
EBITDA interest coverage (times) (3)(4)	**12.2**	9.0	35.6%

(1) From continuing operations, excluding the results of the Group's Steel business which was demerged in July 2002. Refer page 7.
(2) Including the Group's share of joint ventures and associates.
(3) There were no exceptional items in relation to continuing operations in either period.
(4) For this purpose, net interest includes capitalised interest and excludes the effect of discounting on provisions and exchange differences arising from net debt.

The above financial results are prepared in accordance with UK generally accepted accounting principles (GAAP) and are unaudited. Financial results prepared under Australian GAAP are provided on page 11.

All references to the corresponding period are to the quarter ended 30 September 2001.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

RESULTS FOR THE QUARTER ENDED 30 SEPTEMBER 2002

CHIEF EXECUTIVE'S REVIEW

Stability and Growth

The foundation of the BHP Billiton business model is its diversified portfolio of high quality assets which provides more stable cash flows and greater capacity for growth than the traditional resource cyclicals. The results achieved in the current quarter continue to support that thesis. Despite weak prices for many of our commodities and self-imposed cut-backs at some of our major operations, our earnings before interest, tax, depreciation and amortisation (EBITDA) remained stable at US$1.2 billion.

In October 2002, Moody's Investor Services upgraded the Group's long term credit rating to A2 from A3 and the short term credit rating to P-1 from P-2. This upgrade reflects the successful combination of the Group's operations following the merger in June 2001, the benefit of a diversified portfolio and our continued focus on prudent financial policies. Standard & Poor's rating for the Group remains on positive watch after being upgraded in September 2001 to its current long term credit rating of A and short term credit rating of A-1.

Our growth projects continue to be on or ahead of schedule and in line with budget. Notable milestones were the mechanical completion and commissioning of Escondida Phase IV (Chile), and the commencement of the underground longwall operation at San Juan (US).

Our robust cash flows support an increase in the dividend to 7.0 US cents per share, up 7.7% on the corresponding period.

The Income Statement

The discussion in this section, unless otherwise stated, is based on continuing operations, excluding exceptional items and the Group's Steel business, which was demerged in July 2002.

Turnover rose by 2.9% to US$3,922 million. Earnings before interest and tax (EBIT) were US$844 million, a fall of 2.7%. Pages 5 to 6 detail the key variances affecting turnover and EBIT.

Net interest on borrowings and cash fell from US$138 million to US$101 million, principally driven by lower market interest rates and lower average debt levels.

Exchange gains on net debt were US$31 million compared with US$82 million in the corresponding quarter, mainly in relation to Rand and Canadian denominated debt.

The tax charge was US$193 million, representing an effective rate of 24.8%. Excluding the impact on tax of non tax-effected foreign currency gains and other functional currency translation adjustments, the effective rate was 33.2%, in line with the corresponding period.

Attributable profit was US$572 million, an increase of 1.1%.

Basic earnings per share was 2.1% lower at 9.2 US cents per share. The BHP Billiton Plc equalisation bonus issue associated with the BHP Steel demerger is reflected in earnings per share calculations from 1 July 2002. Earnings per share calculations in the corresponding period have not been restated.

Discontinued Operations / Exceptional Items

The demerger of the Group's Steel business was completed in July 2002. The 6% interest in BHP Steel retained by BHP Billiton was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale has been recognised in the reporting quarter and is disclosed as an exceptional item in relation to discontinued operations. The contribution of the Group's Steel business in the corresponding period has been disclosed as discontinued operations.

Capital Management

The Group's inaugural Eurobond issue under the Euro Medium Term Note program took place in early October 2002 with the issue of €750 million of five year notes. The issue, which was swapped into US$, was oversubscribed and priced at the lower end of market expectations. The success of this issue in the prevailing market conditions reflects the Group's strong credit profile.

The US$1.25 billion 364-day revolving credit component of the US$2.5 billion syndicated multi-currency revolving credit facility that was due for expiry in September 2002, was extended for a further period of 364 days to September 2003.

Outlook

The global economy remains weak, with China among the few countries to show growth. Although petroleum prices have risen with geo-political tensions in the Middle East, and rising steel production in North East Asia and China continues to support the iron ore and metallurgical coal markets, the prices of many of our products remain at very low levels. We anticipate that the current quarter will be just as difficult as the last.

Annual General Meeting

The Annual General Meetings of BHP Billiton Limited and BHP Billiton Plc will both be held simultaneously on Monday 4 November 2002 in Melbourne and in London, and will be linked by video. The meeting in Melbourne will be held at the Melbourne Concert Hall at the Victorian Arts Centre and will commence at 7.30pm. The meeting in London will be held at the Millennium Hotel, Mayfair, London and will commence at 8.30am.

Dividend

A dividend of 7.0 US cents per share will be paid to BHP Billiton Limited and BHP Billiton Plc shareholders on 4 December 2002. The previous dividend was 6.5 US cents per share and was paid in July 2002. The BHP Billiton Limited dividend will be fully franked for Australian taxation purposes.

Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African Rand to shareholders on the South African section of the register. The rates of exchange applicable two business days before the announcement date are used for conversion, and are detailed below.

The timetable in respect of this dividend will be:

Currency conversion	29 October 2002
Last day to trade Johannesburg Stock Exchange (JSE)	8 November 2002
Ex-dividend Australian Stock Exchange (ASX)	11 November 2002
Ex-dividend Johannesburg Stock Exchange (JSE)	11 November 2002
Ex-dividend London Stock Exchange (LSE)	13 November 2002
Record	15 November 2002
Ex-dividend Euronext Paris	16 November 2002

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. The record date for ADSs is 14 November 2002.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings, nor will they be able to effect transfers between the UK register and the South African register between the dates of 11 November 2002 and 15 November 2002.

The following table details the exchange rates applicable for conversion of the dividend payable on 4 December 2002:

Dividend 7 US cents	**Exchange Rate**	**Dividend per ordinary share in local currency**
Australian cents	0.5590	12.5224
British pence	1.5575	4.4944
South African cents	10.0300	70.2100
New Zealand cents	0.4895	14.3003
Canadian cents	1.5635	10.9445

TRADING REVIEW

EBIT

The following table details major factors affecting EBIT.

	Total US$M
EBIT for the quarter ended 30 September 2001	**867**
Change in volumes	60
Change in sales prices	(40)
Price-linked costs	(15)
Inflation on costs	(50)
Cost efficiency	15
New and acquired operations	10
Ceased, sold and discontinuing operations	(40)
Exchange rates	55
Exploration	20
Other items	(38)
EBIT for the quarter ended 30 September 2002	**844**

Volumes

Higher sales volumes of titanium minerals, nickel, petroleum products, metallurgical coal and diamonds were partly offset by lower sales volumes of copper, resulting in a positive net volume impact on EBIT of approximately US$60 million.

Prices

Lower prices for export energy coal, diamonds, aluminium, alumina and silver decreased turnover by approximately US$125 million. This decrease was partly offset by higher prices for petroleum products and nickel which increased turnover by approximately US$85 million.

Costs

Favourable operating costs increased EBIT by approximately US$15 million compared with the corresponding period. The Group's cost reduction initiatives and reduced maintenance costs at Hillside (South Africa) lowered costs by approximately US$45 million. These factors were partially offset by higher costs at Queensland Coal, due to roof control problems, higher operating costs at Bass Strait and an unfavourable cost variance at Escondida due to the lower production levels. The Group remains on track to deliver the US$270 million in merger benefits by the end of this financial year.

Increases in price-linked costs depressed EBIT by approximately US$15 million, mainly due to higher royalties and taxes for petroleum products, partially offset by lower London Metals Exchange (LME) linked costs in Aluminium.

Costs increased by approximately US$50 million due to inflationary pressures.

New and acquired operations

New and acquired operations increased EBIT by approximately US$10 million due to the higher ownership interest in Cerrejon Zona Norte (Colombia) from February 2002 and the commencement of commercial production at Antamina (Peru) in November 2001.

Ceased, sold and discontinuing operations

The corresponding period included contribution to EBIT of approximately US$40 million, mainly from PT Arutmin (Indonesia), divested in November 2001, and Rietspruit energy coal mine (South Africa), which was closed in May 2002.

Exchange rates

Foreign currency fluctuations had a favourable effect of approximately US$55 million. This was mainly due to the impact of lower Rand/US$ exchange rates on operating costs and the conversion of monetary assets and liabilities (approximately US$45 million), together with reduced losses on legacy A$/US$ currency hedging (approximately US$40 million) compared with the corresponding period. This was partly offset by the impact of stronger A$/US$ exchange rates on operating costs and the conversion of monetary assets and liabilities (approximately US$25 million).

Exploration

Exploration expense was down by approximately US$20 million.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(prepared in accordance with UK GAAP)

US$ millions Quarter ended 30 September	2002 Continuing Operations	2002 Discontinued Operations/ Exceptional Items	2002 Total	2001 Continuing Operations	2001 Discontinued Operations	2001 Exceptional Items	2001 Total
Turnover (including share of joint ventures and associates)	3 922	-	3 922	3 811	650	-	4 461
Less: share of joint ventures and associates' turnover	(478)	-	(478)	(246)	(47)	-	(293)
Group turnover	3 444	-	3 444	3 565	603	-	4 168
Net operating costs (excluding depreciation and amortisation)	(2 305)	-	(2 305)	(2 400)	(530)	-	(2 930)
Depreciation and amortisation [(b)]	(386)	-	(386)	(381)	(34)	-	(415)
Group operating profit	753	-	753	784	39	-	823
Share of operating profit/(loss) of joint ventures and associates	85	-	85	72	(1)	-	71
Operating profit (including share of profit of joint ventures and associates)	838	-	838	856	38	-	894
Income from other fixed asset investments	3	-	3	6	-	-	6
Profit on sale of fixed assets	3	-	3	5	16	-	21
Loss on sale of discontinued operations	-	(19)	(19)	-	-	-	-
Profit before net interest and similar items payable, and taxation (EBIT) [(a)]	844	(19)	825	867	54	-	921
Net interest and similar items payable [(1)]							
- Group	(49)	-	(49)	(64)	1	-	(63)
- Joint ventures and associates	(18)	-	(18)	1	(3)	-	(2)
Profit before taxation	777	(19)	758	804	52	-	856
Taxation [(1)]	(193)	-	(193)	(228)	(9)	-	(237)
Profit after taxation	584	(19)	565	576	43	-	619
Equity minority interests	(12)	-	(12)	(10)	(1)	-	(11)
Attributable profit	572	(19)	553	566	42	-	608
EBITDA [(a) + (b)]	1 230	(19)	1 211	1 248	88	-	1 336
Earnings per ordinary share (basic) (US cents) [(2)]	9.2	(0.3)	8.9	9.4	0.7	-	10.1
Earnings per ordinary share (diluted) (US cents) [(3)]	9.2	(0.3)	8.9	9.4	0.7	-	10.1

(1) Net interest shown against discontinued operations includes that amount of net external interest which is directly attributable to the discontinued operations. Taxation is the nominal charge on the profit before taxation.

(2) Based on attributable profit divided by the weighted average number of ordinary shares (ranking for dividend). The weighted average number of ordinary shares for the quarter ended 30 September 2002 was 6,196 million (2001 : 6,024 million). The BHP Billiton Plc equalisation bonus issue associated with the BHP Steel demerger is reflected in the weighted average number of ordinary shares from 1 July 2002. The weighted average number of shares used for the purposes of calculating basic earnings per ordinary share is calculated after deduction of the shares held by the Billiton Employee Share Ownership Trust, adjusted for the BHP Billiton Limited bonus issue effective 29 June 2001.

(3) Based on attributable profit divided by the weighted average diluted number of ordinary shares. The weighted average diluted number of ordinary shares is calculated by adjusting the weighted average basic number of ordinary shares for the effect of options, partly paid shares and the executive share awards which are dilutive at 30 September 2002. The weighted average diluted number of ordinary shares for the quarter ended 30 September 2002 was 6,207 million (2001 : 6,039 million). The BHP Billiton Plc equalisation bonus issue associated with the BHP Steel demerger is reflected in the weighted average diluted number of ordinary shares from 1 July 2002.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the Customer Sector Group results for the quarter ended 30 September 2002 and the comparative period.

Quarter ended 30 September (US$ Million)	Turnover [1]			EBIT [2]		
	2002	2001	Change %	2002	2001	Change %
Petroleum	817	787	3.8	384	325	18.2
Aluminium	777	698	11.3	135	114	18.4
Base metals	389	359	8.4	16	53	-69.8
Carbon steel materials	851	830	2.5	267	292	-8.6
Diamonds and speciality products	333	383	-13.1	70	65	7.7
Energy coal	428	538	-20.4	68	149	-54.4
Stainless steel materials	220	214	2.8	23	(11)	
Group and unallocated items	185	145	27.6	(119)	(120)	0.8
BHP Billiton Group from continuing operations	**3 922**	**3 811**	**2.9**	**844**	**867**	**-2.7**

(1) Turnover does not add to BHP Billiton Group due to intersegment transactions.
(2) EBIT is earnings before interest and taxation (excluding exceptional items).

An explanation of the factors influencing EBIT, including joint ventures and associates (excluding exceptional items) by Customer Sector Group, is as follows:

Petroleum

Petroleum contributed EBIT of US$384 million, up from US$325 million, an increase of 18.2% compared with the corresponding period.

The increase in EBIT was due mainly to a higher average realised oil price of US$26.97 per barrel compared to US$25.97 per barrel in the corresponding period together with a higher average realised liquefied petroleum gas (LPG) price of US$241.53 per tonne compared to US$233.64 per tonne in the corresponding period. Sales volumes at North West Shelf (Australia) and Bass Strait were higher as a result of timing of shipments and strong production, partly offset by lower oil and condensate production at Liverpool Bay (UK), which was mainly due to scheduled shutdowns, and lower oil production at Griffin (Australia) resulting from natural field decline. In addition, EBIT was favourably impacted by lower petroleum exploration costs in the current period.

These factors were partly offset by higher costs as a result of an increase in price-linked costs (royalties and taxes) and higher operating costs at Bass Strait.

Aluminium

Aluminium contributed EBIT of US$135 million, up from US$114 million, an increase of 18.4% compared with the corresponding period.

The increase in EBIT was mainly attributable to lower maintenance costs at Hillside, with the completion of the pot-relining program in June 2002, lower operational costs at Hillside and Worsley (Australia) as a result of the continued success of operational excellence projects and the end of power restrictions in Brazil. The weakening of the Rand/US$ and Brazilian Real/US$ exchange rates also had a favourable impact on operating costs.

These factors were partially offset by the lower average LME price for aluminium, down US$69 per tonne or 5%.

Base Metals

Base Metals contributed EBIT of US$16 million, down from US$53 million, a decrease of 69.8% compared with the corresponding period.

The EBIT reduction was mainly due to lower volumes at Escondida and Tintaya (Peru), reflecting the decision to temporarily reduce production in reaction to the global deterioration of base metals markets. A decline in the average realised price for silver also had an unfavourable impact on EBIT.

These factors were partly offset by the contribution from Antamina which commenced commercial operations in November 2001.

Carbon Steel Materials

Carbon Steel Materials contributed EBIT of US$267 million, down from US$292 million, a decrease of 8.6% compared with the corresponding period.

The decrease in EBIT was mainly attributable to the unfavourable impact of stronger A$/US$ exchange rates on operating costs compared to the corresponding period, together with higher costs reported at Queensland Coal operations due to continued roof control problems at Crinum and plant maintenance activities.

These factors were partially offset by significantly increased market demand for manganese alloy and strong demand from Asian markets for West Australian iron ore resulting in record shipping volumes during the September 2002 quarter.

Diamonds and Specialty Products

Diamonds and Specialty Products contributed EBIT of US$70 million, up from US$65 million, an increase of 7.7% compared with the corresponding period.

The increase in EBIT was primarily due to higher earnings from the titanium minerals operations mainly due to timing of shipments, together with increased diamond production, mainly due to increased plant throughput and processing efficiencies.

These factors were partially offset by lower average realised diamond prices as a result of a change in product mix compared with the corresponding period.

Energy Coal

Energy Coal contributed EBIT of US$68 million, down from US$149 million, a decrease of 54.4% compared with the corresponding period.

The decrease in EBIT was primarily due to a significant decline in export market prices, with average prices 19% below the corresponding period. Export prices reached a low early in the quarter before improving over the balance of the period. Equity sales volumes decreased by 12% as a result of the divestment of PT Arutmin and the closure of the Rietspruit mine.

These factors were partially offset by the favourable impact of the weakening Rand/US$ exchange rates on operating costs and the contribution from the additional interest acquired in the Cerrejon Zona Norte operation.

Stainless Steel Materials

Stainless Steel Materials contributed EBIT of US$23 million, compared with a loss of US$11 million in the corresponding period.

The increase in EBIT was driven by higher realised prices for nickel, up by 20%, together with a 20% increase in nickel production reflecting the continued ramp-up of production from Cerro Matoso Line 2 (Colombia), and higher recoveries at QNI (Australia), along with the favourable effect of the lower Rand/US$ exchange rate on operating costs in Chrome.

Group and Unallocated Items

Corporate overheads for the quarter decreased by US$12 million to US$49 million, from US$61 million in the corresponding period. Losses on legacy A$/US$ currency hedging also decreased to US$55 million from US$93 million in the corresponding period. These decreases were partly offset by the unfavourable impact of the strengthening A$/US$ exchange rate on operating costs and other one-off items.

STATEMENT OF FINANCIAL PERFORMANCE

(prepared in accordance with Australian GAAP)

Quarter ended 30 September	2002 US$M	2001 US$M
Revenue from ordinary activities		
Sales	3 457	4 150
Other revenue	70	90
	3 527	4 240
Profit from ordinary activitites before depreciation, amortisation and borrowing costs	1 251	1 455
Deduct: Depreciation and amortisation	397	426
Borrowing costs	90	155
Profit from ordinary activities before tax	764	874
Deduct: Tax expense attributable to ordinary activities	209	267
Net profit	555	607
Outside equity interests in net profit	(13)	(10)
Net profit attributable to members of combined BHP Billiton Group	**542**	**597**
Basic earnings per fully paid ordinary share (US cents)	8.7	9.9

Basis of Preparation

The results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc, for the quarter ended 30 September 2002, and the corresponding period, have been prepared in accordance with Australian GAAP and Practice Note 71 'Financial reporting by Australian entities in dual listed company arrangements' issued by the Australian Securities and Investments Commission (ASIC).

The financial information has been prepared using the same accounting policies as were used in preparing the results for the BHP Billiton Group as presented in the BHP Billiton Limited financial statements for the year ended 30 June 2002.

The results are unaudited.

Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Company Secretary

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

4 November 2002

Australian Stock Exchange
Company Announcements Office
4th Floor, 20 Bridge Street
SYDNEY NSW 2000

Please find attached a copy of prepared addresses currently being delivered by the Chairman and Chief Executive to shareholders at the BHP Billiton Limited Annual General Meeting in Melbourne.

Yours sincerely,

Karen Wood
Company Secretary

BHP BILLITON ANNUAL GENERAL MEETING
Monday, 4 November 2002

CHAIRMAN'S AND CHIEF EXECUTIVE'S ADDRESSES

Chairman

Welcome ladies and gentlemen.

My name is Don Argus and it is my pleasure to open this historic annual general meeting. This is the first time we have held a joint annual general meeting of the two arms of our dual listed company and I extend a very warm welcome to shareholders and guests in London and here in Melbourne.

Chairing the meeting in London is Deputy Chairman John Jackson. John is attending his last meeting today as a director of BHP Billiton. I will be saying more about John later in the meeting.

Let me begin on a sad note. Many of you will recall that when I opened the annual general meetings last year I started by acknowledging the terrorist attacks that had so impacted the United States and the world in September 2001. Today I again relay our thoughts and prayers for families devastated by terrorism – on the island of Bali, just to the north of Australia and more recently in the city of Moscow where young and old alike were caught, innocent victims to a campaign waged by people with motives we find difficult to understand. In whatever hemisphere we live the effects of these blatant acts of terrorism make it clear that none of us is immune from such wilful destruction of life.

Turning now to today's meeting:

I am advised that there is a quorum present so I now formally declare the meeting open.

There are three major parts to the agenda today.

First, your Chief Executive Brian Gilbertson and I, will report on how the business has performed in the first year since the merger of BHP and Billiton. I will also spend some time outlining the items of business that we have asked you to consider.

After moving to the formal items of business you will have the opportunity to ask questions on any of the resolutions and any other matter related to the Company's business. I will take questions from shareholders in London and here in Melbourne.

I will then ask John Jackson to take over the meeting in London and conduct the voting on the items of business, which I will also do here in Melbourne.

At the end of the meeting I invite you to join us for some light refreshments outside.

So let me begin by introducing your directors – both in London and in Melbourne.

(Directors introduced)

Before asking Brian Gilbertson to give you an overview of the business, let me recap some of the things we have achieved since the merger.

In May last year the shareholders of the former BHP Limited and Billiton plc agreed to a merger to establish a premier diversified global resources group.

At the time we said the objective of the merger was to create a formidable enterprise of global scale and diversity with the capacity and flexibility to pursue international growth opportunities and with outstanding access to global markets.

The transaction was completed on 29 June last year.

BHP Billiton is now the world's largest resources group and has met those objectives.

This is a group that is now made up of high quality assets, high quality people and a firm focus on strategic direction.

At the time we clearly articulated the rationale for the merger. We also laid out a timetable for the integration and set a number of goals we believe we needed to achieve.

We have met those targets and I am pleased to be able to report we have achieved much more.

Let me give you some examples:

- We finalised and published the Strategic Framework on 8 April. This publication sets out the Key Value Drivers that distinguish us from our competitors and outlined the strategic imperatives that will see us realise our full potential – I would recommend all shareholders read this publication.

- We have set performance measures against which we have invited the market to judge us. Brian will give you more detail of these later in the meeting.

- We approved twelve projects with a total capital investment of US$2.9 billion. This is an example of how we are investing for the future.

- There have been remarkable successes by the Petroleum exploration teams - for example in the Gulf of Mexico.

- Our Petroleum people took key leadership roles in the negotiations for the delivery of Liquefied Natural Gas from the North West Shelf Venture in Western Australia to Guangdong in China.

- All shareholders benefited from the successful demerger of BHP Steel earlier this year.

- There has been a smooth transition of chief executive responsibilities from Paul Anderson to Brian Gilbertson.

- And there has been a downsizing of the Board from 17 with 10 directors in office after this meeting. We will make announcements about further appointments in due course.

- We also finalised our responsible exit from the OK Tedi copper mine in PNG, transferring our equity in the mine to an independent company established to support the future social and economic development of PNG. Our commitment to the environment and to the health and safety of our workers remains undiminished. The Health Safety Environment & Community Report published at the same time as the Annual Report this year, reports on our performance in these critical areas against published targets.

- Both leading ratings agencies – Moody's and Standard & Poor's – have upgraded the Group's credit ratings.

- And despite difficult market conditions which prevailed during the year - which saw lower commodity prices and lower sales volumes – BHP Billiton generated Earnings Before Interest and Tax of US$3.1 billion.

- That strong performance has continued into this financial year. Last Thursday we announced the results for the first three months of the year. In addition to the higher first quarter profit of US$572 million, we announced a 7.7 per cent increase in the interim dividend to US seven cents a share, payable on 4 December.

Importantly we also maintained a very strong balance sheet with gearing of 35% and EBITDA interest coverage of 11.0 times[1].

Despite these achievements, I still read the odd article, and receive the occasional question from a shareholder on whether the dual listed company structure has created value.

The quick response to that question is "yes", we have created value and will continue to do so.

We have created the world's leading resources company with all the benefits we described at the time of the merger.

To measure value simply by reference to the price of a company's share, ignores of course the reality that value can be created through strategic positioning, diversification of cash flows, the spreading of risk, the growth in scale and hence the ability to use that base for further consolidation, and the ability to be included in the major indexes in the world.

Having the resilience both in earnings and cash flow to grow organically and replenish the source from which the group drives its profits, also preserves and adds value. The share price is the outcome.

What we cannot do, of course, is control the share price.

We cannot control the divide between what we report, in terms of financial performance, and how the share market treats our share price.

I know what often mystifies shareholders is why a company's share price rises or falls over a given period.

The slide that is on the screen shows the relative performance of BHP Billiton Plc against the FTSE 100 since the merger.

This next slide shows the performance of BHP Billiton Limited against the ASX 200.

Since the merger, Plc's share price has remained stable while the FTSE 100 index has fallen 27%. Over the same period, Limited's share price has increased 3% while the ASX 200 has fallen by 14%. In addition, the S&P 500 index has fallen by 35% during the 16 months since the merger completion.

This next slide shows even more graphically how BHP Billiton has performed over recent years. One thousand Australian dollars invested in BHP immediately before Paul Anderson joined the company in 1998 is today worth $1,929 when you include the benefits from the One Steel and BHP Steel de-mergers – a total shareholder return of 93% over that period.

So given a two year bear market, low commodity prices and an uncertain global economy, the BHP Billiton share price has performed better than its peers and the two major markets it trades in.

So while our share price did better than most, like you, we would like it to do better.

With so many factors likely to increase volatility and influence market value, our challenge is to better demonstrate to the market that our merged entities do in fact provide sustainable additional value.

We also need to show that the structure of the merged entity itself is an effective vehicle through which to deliver value. While dual listed structures are not new – Royal Dutch-Shell and Unilever have been around since 1903 and 1930 respectively - there is considerable focus on the DLC structure in Australia, where this type of vehicle has been used more recently.

Let me say that in the face of the regulatory impediments, the dual listed companies structure remains a valid and valuable means by which global entities can be created. The

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[1] Based on the accounts prepared in UK GAAP

DLC structure will be judged ultimately by what value we return to shareholders. While there is no doubt that the prevailing price differential allows for arbitrage activity between the two indices, we cannot lose sight of the performance of the Group.

As you have read in the Annual Report and seen in our first quarter profit report, in a hostile environment, BHP Billiton is performing strongly.

The next step then is to convince our investors that the fundamental value drivers of our business are consistent and stable. As Brian will show you shortly, BHP Billiton has demonstrated it is a company with strong stable cashflow.

What we need to better communicate to the markets are measures such as Consistent Earnings Per Share Growth – Consistent Return on Invested Capital in excess of weighted average cost of capital – earnings before interest and tax margins are maintained and improved – Good cost control is embedded in the Group culture – Free cash flow generation – and a strong Balance Sheet are more assured methods of developing long term value rather than focussing on just capital gains.

The old adage of, price is what you pay and value is what you get, is very much applicable in the current market. Management can control the "E", or the earnings in the Price Earnings equation, but the price is what the market determines.

Before handing over to Brian to give a brief report, let me do two further things.

The first is to thank, on your behalf, all of BHP Billiton's employees for their contribution in a year of such extraordinary change and challenge.

The second is to give you a general view of the outlook as we see it at this point in time.

The short-term economic outlook continues to be dominated by the ongoing adjustment of the major economies to the 2001 recession, problems in emerging markets, in particular Latin America, and the seemingly endless ability of China to post continued high growth rates.

The latest decline in the OECD Leading Indicator of Industrial Production rate suggests a weaker outlook for industrial production. This is now beginning to be reflected in commodity prices with most metals having declined since September.

Falling equity prices and uncertainty surrounding the geo-political tensions in the Middle East are having an adverse effect on consumer and business confidence across the major economies.

On balance, with expansionary fiscal policy and near record low interest rates in place, the world economy should avoid a return to recession. However, growth in the near term will be below average and the risks remain on the downside.

The outlook implies a challenging business environment for the Group. We will continue to focus, within a well-articulated strategy, on the fundamental drivers of business success including operating efficiencies, customers, and margins. Moreover, a rigorous approach to project evaluation and implementation will ensure that projects meet their stated objectives, are on budget and deliver returns commensurate with the risk profile.

Ladies and gentlemen let me now introduce our Chief Executive, Mr Brian Gilbertson.

CHIEF EXECUTIVE

Good evening Ladies and Gentlemen, here in Melbourne.

Good morning in London.

In April this year I presented to our investors a Strategic Framework which would guide our decisions over the next few years.

At the heart of that Framework lies the proposition that BHP Billiton offers shareholders exceptional VALUE
--- VALUE based on the remarkable STABILITY of our cash flows;

and VALUE based on our potential for above-average GROWTH.

Those 3 words, STABILITY, GROWTH and VALUE, appear in large letters on the cover of our Annual Report.

This equation, S + G = V
has become the mantra of the BHP Billiton executive team.

It reads:
STABILITY plus GROWTH equals VALUE !

When you come to study that Annual Report, please remember also its companion volume, entitled "Policy into Practice".

There we have detailed the many initiatives underway to achieve excellence in the fields of Health, Safety, the Environment, and Community Relations.

The STABILITY of our cash flows, you may recall, arises in 3 ways:
- Firstly from the outstanding quality of our individual assets, which have long lives and low operating costs, and hence generate cash flows even when commodity prices are weak.

- Secondly, from initiatives in our Marketing area, where we strive for preferred supplier status with our customers, offering them integrated supply packages, sourced from our own and third party production.

- Thirdly - and most importantly - from the Portfolio Effect.

When the cash flows of the individual assets are combined, any fluctuation in one variable - say the commodity price or the exchange rate - tends to be offset, at least partly, by fluctuations in others.

This slide gives a sense of the outstanding geographic and commodity diversification of the Group.

The GROWTH dimension of our VALUE proposition rests on this remarkable pipeline of potential investments.

Since the merger, we have given the go-ahead to 12 projects, committing to capital expenditures of $2.9 billion over the next 3 years.

These slides illustrate the REAL ASSETS being created in the Gulf of Mexico, in Colombia, in Chile, in Mozambique and in Australia.

I am happy to say that all are pretty much on schedule and within budget, and that there are no adverse developments that I need to report to you today.

Another key to our GROWTH lies in our Petroleum assets.

At the Framework presentation in April I said that these Petroleum assets gave us a unique advantage over our traditional competitors, bringing diversification to our cash flows, and effectively breaking through the "ceiling-to-growth" which might limit some Minerals businesses.

Even in this past year, Petroleum rewarded that confidence, with successes in the CASCADE and NEPTUNE projects in the Gulf of Mexico, and in the choice of the North West Shelf Venture as LNG supplier to the Guangdong Terminal in China.

The latter was particularly pleasing for us, for BHP Billiton was the JV's representative, and worked closely with the Western Australian and Federal Governments towards this successful outcome.

Over the past few months, I have met with many of our investors, in Australia, in Europe, and in the USA.

In those meetings, I have been struck by the importance now attached to the STABILITY of our cash flows - more importance even than to our GROWTH potential.

Of course, no cash flows can be perfectly stable in volatile markets, but ours have so far proved stable to a remarkable degree.
The BHP Billiton merger is now 5 quarters old.

Quarter after quarter, up to and including the 5th set of quarterlies that we released only last Thursday, our EBITDA has been rock-steady, around US$1.2 billion per quarter.

And that, Ladies and Gentlemen, notwithstanding the great turmoil in the world economies, despite the weakness in the financial and commodity markets.

Of course, 5 swallows do not make an everlasting summer.

Our results history is still too short to extrapolate with great confidence.

But we can estimate that future variability by looking backward, by analysing historical data.

On the screen now is the most remarkable slide you will see today.

In this, we applied prices dating back to 1989 - that's 55 quarters !

- to our current production profile, and calculated what our cash flows WOULD HAVE been in those circumstances.

The results here show that the cash flows have been remarkably stable over that long period, fluctuating within the relatively narrow band of US$940 million to US$1,270 million per quarter - thus strongly suggesting future stability.

Those meetings with shareholders around the world exposed a renewed interest in dividends.

We responded last week by raising our interim dividend from 6½ cents per share to 7 cents, up nearly 8%.

This increase, in trying market conditions, and at a time of heavy capital investment, is evidence of our growing confidence in the cash flow stability provided by our business model.

But enough now of propositions and business models !

At the Strategic Framework presentation I offered a set of Performance Measures for the market to judge us.

These Measures are repeated in the right-hand column of this slide.

I shall not run through the entire column as today is not a results presentation.

But let me mention two.

I start with the first line of the second box, our credit rating, an asset to treasure in these troubled times.

In October 2002, Moody's Investor Services raised our long-term rating from A3 to A2, and the short term rating from P-2 to P-1.

In their own words: "This upgrade reflects the successful combination of the Group's operations following the merger in June 2001, the benefit of a diversified portfolio, and the continued focus on prudent financial policies."

The Standard & Poor rating remains on positive watch after being upgraded in September 2001 to the current long term A and short term A-1.

I might add that our first Eurobond issue took place in early October.

That issue - Euro 750 million in five year notes - was oversubscribed, and we achieved an excellent interest rate, right at the low end of market expectations.

This success in prevailing market conditions - when other companies were cancelling their issues - again reflects the Group's strong credit credentials.

Another Performance Measure of much interest to shareholders is our progress in cutting operating costs.

I have spoken elsewhere of my confidence that, by the end of this financial year, we will deliver at least the US$270 million of merger synergies that we promised 18 months ago.

Much more challenging to the executive team is the additional US$500 million that I have undertaken to eliminate over the 3 year period starting July 2002.

Many analysts have asked how we will achieve this, when our assets already define the low end of the cost curve.

The answer is that it will not be easy, but we shall try, by focussing relentlessly on all costs across our entire business.

Progress will come in small incremented steps, rather than in leaps and bounds.

In some areas though, we do hope for step changes through technical innovation.

I thought you might like to share today in one such potential leap, from among a number that we are pursuing.

It is an Australian invention that could change open cut mining around the world.

As you watch this video clip, please have in mind that the bucket could easily hold 4 or 5 Falcon motor cars, while the boom is 100m long - which is the length of a football field (I am talking rugby of course, not footy !).

(Video shown)

Ladies and Gentlemen, you have heard enough from me today.

Let me conclude by reminding you that the merger of BHP and Billiton created a major resources company.

The re-rating that has taken place since then has delivered to you, our shareholders, the number one resources company in the world.

I now return you to our Chairman, Mr Argus, to continue with the business of the meeting.

CHAIRMAN

Thank you Brian.

Before moving to the formal part of the meeting I want to pay tribute to those Directors who retired during the year.

Ben Alberts, John Conde, Derek Keys and Barry Romeril all retired from the Board at the end of June.

All of these directors have made enormous contributions to the decisions of the Group. I am sure all shareholders join me in thanking them for their contributions, without which, the merger would not have been possible.

I would also like to pay tribute to my other Board colleagues who demonstrated extraordinary commitment and professionalism in assisting in the delivery of this merger.

John Jackson, John Ralph and Paul Anderson all retire at the end of this meeting.

John Jackson, as you know, is chairing our meeting in London today.

In addition to his role as Deputy Chairman, John has fulfilled the role of Senior Independent Director of Plc. He was one of the people instrumental in bringing the merger into being and has worked tirelessly since that time to ensure a smooth transition.

John Ralph will be known to many of you. John has made an immeasurable contribution to BHP Billiton over the 5 years of his directorship. The Company has been lucky indeed to have had his services. John has recently celebrated his 70th birthday. I, and I know my colleagues on the Board, will greatly miss his wise counsel.

There is, of course, never a right time for a successful CEO to move on to new interests. Paul Anderson retires today after 4 years, firstly with BHP and latterly BHP Billiton.

In mentioning Paul's contribution to the Group I would like to display on screen a chart which to me needs very few words in terms of analysis. The graph on the chart starts from the date of Paul's appointment to BHP. It shows the relative share performance of the

Company and more recently, the Group, against the ASX 200 through to June of this year – that is, one year into the merger.

As I wrote in the Annual Report, Paul Anderson would have few peers in terms of achieving success, and his contribution to BHP and subsequently BHP Billiton has been outstanding.

I would now like to turn to one of the issues that has received so much attention in recent times – that of executive remuneration. There are a number of elements to this – some of which we are asking you to consider at this meeting. Before moving to the particular remuneration arrangements that we are asking you to consider, let me start by talking about payments made to retiring executives, a subject that has received considerable press in recent times. In many cases criticism of both the quantum paid and the circumstances in which it was paid is justified, but let me take a few moments to correct some of the misinformation which has circulated about Paul Anderson's severance package.

I am sure all shareholders here in Australia, at least, will recall the difficulties BHP was in prior to Paul's engagement in 1998; I don't need to go over old ground.

However, I will extract for you a break-up of Paul's salary package for each year that he has been with the Company so that everyone has a full understanding of exactly what he has been paid. All of these payments were made in accordance with his original contract of employment negotiated in 1998.

That contract was dated 2 November, 1998 and the share element was approved by shareholders on 26 February 1999.

As you will observe, when we engaged Paul it was necessary to compensate him for loss of benefits accruing to him with this former employer. This is not uncommon when you are enticing executives to change companies.

During the last financial year he was paid approximately the same as for each other year of his employment.

Most significantly though, 55% of his remuneration was "at risk" and probably more significantly, the quantum was set by the share price. That is, just over half of this amount would <u>not</u> have been paid if he had not performed against the rigorous hurdles the Board put in place.

Let me now turn to the payments made on termination.

Not $30million, not $18million as I have seen reported, but $5,140,600. While it is tempting to lump his remuneration for last year with the termination payment, the fact is that this is misleading.

The amount he was paid on termination was exactly the amount that was due to him under the terms of his contract.

The obligation to pay two years' salary in circumstances where **the company** brings the contract to an end – not because the executive is not performing, but because it was a necessary component of the merger - is, in my view, completely fair and reasonable. Indeed, without offering this kind of protection it is difficult to conceive how companies would be able to convince these talented individuals to put their careers on the line to concentrate on delivering value for the organisation.

The final point that should be made on the subject of Paul's payments is that the obligation on the Company to make that payment has never been a secret. This obligation has been reported to shareholders on a number of occasions. The most recent, apart from this year's Annual Report, was in the explanatory material sent to shareholders at the time of the merger.

I think we should all be grateful that he has restored real value to BHP and I expect that history will treat him with great respect for his part in the creation of BHP Billiton. I would also expect similar accolades for Brian Gilbertson's role in the merger.

The fact that so large a proportion of executive remuneration is "at risk" is often overlooked in the "Executive Remuneration debate".

In Brian Gilbertson's case 66% of his remuneration will be at risk this year.

If the Executives do not perform, they sacrifice in excess of 50% of their potential annual salary package.

In my view the key questions for shareholders should therefore be:

1. What is the total potential remuneration?
2. Is it sufficient to attract the best people for the job?
3. What proportion of it is "at risk"?
4. What does the executive need to achieve before the "at risk" portion is paid? - in other words, what are the performance hurdles? and
5. When do the incentives - the shares or options - vest?

These are the questions that you, the owners of the Company, have delegated to the Board to resolve and they represent one of the most important tasks for the Board - that is to properly define the performance required by the executives and to ensure that those executives are given the necessary incentives to achieve that performance.

Now, let me talk for a moment about some of the things we are doing differently this year in an effort to bring the whole issue of executive remuneration closer to shareholders.

As you know, at the time of the merger we committed ourselves to adopt the better of the prevailing standards of governance across the entire Group – whether those standards were UK or Australian based. This policy will mean that you will have seen differences in the information contained in the Annual Report and also differences in the items of business that we are asking you to consider today.

First, we have prepared an extensive report on remuneration. This report contains information that goes beyond what shareholders will have been familiar with in the UK and in Australia.

As well as setting out information on remuneration rates it also includes an outline of BHP Billiton's policy on remuneration. The **second** difference is that we are asking shareholders to consider and vote on that policy.

Third, we are asking shareholders to vote on a new incentive scheme. A vote on this scheme is not required under Australian law but we are asking shareholders to vote on this matter.

And finally, we are asking shareholders to vote on the participation of executive directors in the scheme. A vote on this item is not required under UK law but again, we are asking shareholders to vote on this item. We will come to these motions later in the meeting.

All of these initiatives not only demonstrate our commitment to adopt a uniform governance platform across the Group that reflects best practice but they also extend the role and participation of our shareholders in the governance of the Company.

One of the key planks of BHP Billiton's remuneration policy – on which you will be asked to vote - is the Group Incentive Scheme. Let me spend a few moments at the outset explaining the operation of that Scheme.

A little explanation now on these matters may clarify some of the misinformation and generalisations that I have read on these items.

The slide that is now on the screen shows the structure of the Salary Packaging under the proposed new Scheme. Let me walk through it.

The reward structure comprises **first** a Base Salary which, in the case of the Chief Executive is equal to 34% of his possible remuneration for the year. The base is set by reference to the scope and nature of his role, experience, performance, and of course, current market data.

The Remuneration Committee, which is made up of independent non-executive directors, actively seeks market data to benchmark Base Salary levels before setting the remuneration levels for the year ahead.

Second, at the beginning of every financial year the Remuneration Committee and the Board set performance hurdles for the Chief Executive. These then flow down to the other participants in the Scheme.

Those hurdles are divided into categories:

- Financial, which is the financial performance that the Board expects the Company to deliver and includes things like return on capital employed and free cash flow;
- Occupational, health and safety and the environment. Our performance against published targets is, as I said earlier, published in the HSEC Report.
- Operational – this may include business related initiatives such as the development of one part of the business or exit from another;
- community – the Company is committed to enhancing the quality of life in the communities in which we operate. For example, we target a contribution of 1% of

pre-tax profit to community programs each year. Last year our contribution was 1.4%; and finally

- personal – this may include – for example - elements of leadership or special projects.

All of these hurdles are driven off the strategic drivers for the Group that Brian showed you earlier.

Third, at the end of that financial year, executive performance is assessed against these performance hurdles and a decision is made as to the extent to which they have been met. It is this assessment that quantifies the annual bonus to be paid to the executive.

The **fourth** step is to divide that bonus in half.

Half is paid in cash to the executive.

The other half must be used to convert into deferred shares.

The Remuneration Committee may, at its discretion, allow the executive to convert that half of the bonus into some options and some shares. Irrespective of whether the bonus is converted into shares or options, those shares or options must be held by the executive for a further two years and will only vest to the executive if the executive is still employed by the Company at the end of that period.

This means that it is 3 years from the beginning of the period in which the bonus was earned before the shares or options will vest.

I again emphasise that there is no further performance required because the performance had to be there before the shares or options could have been issued in the first place.

The **fifth** step involves the issue of Performance Shares to match the number of Deferred Shares (or options), which have been issued.

These shares must be held for a further 3 years and will only vest if additional hurdles are met. These additional hurdles are based on the Total Shareholder Return (compared against a group of other companies) and Earnings Per Share growth over the period. If these hurdles are not met then the Performance Shares will not vest.

BHP Billiton's proposed Group Incentive Scheme is transparent.

Before moving to your questions, I thought it would be useful to share with you the five main questions that I have been asked about the new Scheme.

The first is - *why is BHP Billiton proposing a share scheme that contains options - aren't these just a way to line the pockets of the executives?*

Let me say at the outset that there is nothing wrong with option schemes if, and only if, they contain sufficiently testing performance hurdles.

Options are not free shares.

They are simply a right to buy a share at a certain price, if designated performance hurdles are met.

The second is - *what is the cost of this new Scheme likely to be?*

I can tell you that the estimated profit and loss impact of the long term incentive component will be US$42.7 million for FY2003 assuming target performance is met.

This compares to an annual wages and salary bill of US$2 billion, and I remind you, EBIT last year of 3.1 billion.

The third is *whether BHP Billion fully expenses its options?*

The answer is that BHP Billiton does what the accounting standards require – that it expenses them at their intrinsic value.

We very much look forward to the new accounting standards which we hope will allow us to more comprehensively account for options and we urge the government to try to get at least this part of international standards in place as soon as possible.

I might add that if we were able to show the full impact on the profit and loss statement of options granted in recent years, it would show a cost of $41.9 million in 2001 and $36.7 million in 2002.

The fourth is *whether there is any cap on the number of shares that can be allocated to executives?*

The answer is most definitively – yes.

If you approve this Scheme today 654 executives will participate. We cannot allot more than 5% of the combined – and I repeat that – combined - ordinary capital of the Group in any 10 year period.

The final question I have been asked is *how are we, at BHP Billiton, responding to the concerns about executive remuneration.*

I repeat what I said earlier – first we have published a comprehensive remuneration report. Second, we are asking shareholders to vote on the Group's remuneration policy. Third, we have devised new incentive arrangements to replace all of the old plans with new and more rigorous performance hurdles that we are asking shareholders to consider today and fourthly, we are asking shareholders to vote on the participation in that Scheme by the executive directors every year.

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

5 November 2002

To: Company Announcements Office
The Australian Stock Exchange
4th Floor, 20 Bridge Street
SYDNEY NSW 2000
Australia

Company Announcements Office
The London Stock Exchange
Old Broad Street
London EC2N 1HP
United Kingdom

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse (Euronext)
Deutchse Bank

For Announcement to the Market

I advise the following results of the business conducted at the meetings of shareholders of BHP Billiton Limited ("Limited") and BHP Billiton Plc ("Plc") held on 4 November 2002.

The final proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendices 1 and 2. As required by the Dual Listed Companies Structure, a poll was conducted on each of the proposed resolutions. Because of the nature of that Structure, the poll results for each company on Joint Electorate Actions are identical.

The poll results were:

	Business	Votes For	Votes Against	Votes Abstain	Results
1	Receipt of Financial Statements and Reports of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	2,945,996,613	2,036,694	Nil	Carried
2	Receipt of Financial Statements and Reports of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,940,272,470	1,824,008	Nil	Carried
3	Re-election of Mr B P Gilbertson as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	2,882,959,882	23,962,199	Nil	Carried

	Business	Votes For	Votes Against	Votes Abstain	Results
4	Re-election of Mr B P Gilbertson as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,823,515,266	29,489,675	Nil	Carried
5	Re-election of Dr D A L Jenkins as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	2,873,328,138	18,158,541	Nil	Carried
6	Re-election of Dr D A L Jenkins as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,860,265,511	24,395,273	Nil	Carried
7	Re-election of Dr J M Schubert as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	2,829,069,920	18,232,259	Nil	Carried
8	Re-election of Dr J M Schubert as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,820,144,391	20,175,793	Nil	Carried
9	Election of Mr C W Goodyear as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	2,966,197,842	6,219,236	Nil	Carried
10	Election of Mr C W Goodyear as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,962,573,329	5,197,351	Nil	Carried
11	Appointment of auditors of BHP Billiton Limited and BHP Billiton Plc and authorise auditors' remuneration (an ordinary resolution and Joint Electorate Action)	2,929,787,123	34,275,486	Nil	Carried
12	Renewal of Directors' authority to issue shares of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,807,850,193	161,188,314	Nil	Carried

	Business	Votes For	Votes Against	Votes Abstain	Results
13	Renewal of disapplication of pre-emption rights in BHP Billiton Plc (a special resolution and Joint Electorate Action)	2,818,539,053	143,036,194	Nil	Carried
14	Renewal of the authority given in the Contingent Purchase Contract of BHP Billiton Plc (a special resolution and Joint Electorate Action)	2,754,760,532	140,969,761	Nil	Carried
15	Approval of the Remuneration Policy (an ordinary resolution and Joint Electorate Action)	2,493,575,814	228,083,912	Nil	Carried
16	Approval of the Group Incentive Schemes (an ordinary resolution and Joint Electorate Action)	2,547,740,837	214,000,881	Nil	Carried
17	Approval of the grant of Performance Shares to Mr B P Gilbertson (an ordinary resolution and Joint Electorate Action)	2,447,664,326	337,109,846	Nil	Carried
18	Approval of the grant of Performance Shares to Mr C W Goodyear (an ordinary resolution and Joint Electorate Action)	2,454,809,533	337,249,043	Nil	Carried

K J Wood
Company Secretary

Appendix 1

Final Proxy Position – BHP Billiton Limited

	Limited	Plc
1 Receipt of Financial Statements and Reports of BHP Billiton Limited		
⇒ Total number of proxy votes exercisable by all proxies validly appointed		
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -	1,530,491,880	1,481,976,994
♦ was to vote for the resolution	1,348,065,074	1,327,362,531
♦ was to vote against the resolution	1,574,478	451,510
♦ was to abstain on the resolution	29,778,767	36,704,392
♦ may vote at the proxy's discretion	151,073,561	117,458,561
2 Receipt of Financial Statements and Reports of BHP Billiton Plc		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1,526,142,999	1,481,976,994
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	1,220,632,382	1,440,579,163
♦ was to vote against the resolution	1,363,511	450,428
♦ was to abstain on the resolution	30,417,565	37,499,652
♦ may vote at the proxy's discretion	273,729,541	3,447,751
3 Re-election of Mr B P Gilbertson as a director of BHP Billiton Limited		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1,534,544,226	1,481,976,994
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	1,352,415,760	1,260,409,913
♦ was to vote against the resolution	4,620,433	19,323,532
♦ was to abstain on the resolution	26,578,753	85,034,170
♦ may vote at the proxy's discretion	150,929,280	117,209,379

	Limited	Plc
4 Re-election of Mr B P Gilbertson as a director of BHP Billiton Plc		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1,527,512,623	1,481,976,994
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	1,222,064,454	1,321,184,504
♦ was to vote against the resolution	3,925,983	25,546,095
♦ was to abstain on the resolution	26,534,642	131,801,098
♦ may vote at the proxy's discretion	274,987,544	3,445,297
5 Re-election of Dr D A L Jenkins as a director of BHP Billiton Limited		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1,531,855,363	1,481,976,994
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	1,352,029,298	1,250,780,656
♦ was to vote against the resolution	5,949,162	12,205,745
♦ was to abstain on the resolution	22,597,874	101,789,728
♦ may vote at the proxy's discretion	151,279,029	117,200,865
6 Re-election of Dr D A L Jenkins as a director of BHP Billiton Plc		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1,527,512,673	1,481,976,994
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	1,224,322,937	1,355,270,929
♦ was to vote against the resolution	5,405,724	18,988,753
♦ was to abstain on the resolution	22,444,065	104,272,015
♦ may vote at the proxy's discretion	275,339,947	3,445,297

	Limited	Plc
7 Re-election of Dr J M Schubert as a director of BHP Billiton Limited		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1,531,854,859	1,481,976,994
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	1,351,636,938	1,207,033,362
♦ was to vote against the resolution	6,360,874	11,839,397
♦ was to abstain on the resolution	22,615,872	145,903,370
♦ may vote at the proxy's discretion	151,241,175	117,200,865
8 Re-election of Dr J M Schubert as a director of BHP Billiton Plc		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1,527,512,694	1,481,976,994
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	1,223,923,571	1,315,775,154
♦ was to vote against the resolution	5,772,919	14,370,886
♦ was to abstain on the resolution	22,612,934	148,385,657
♦ may vote at the proxy's discretion	275,203,270	3,445,297
9 Election of Mr C W Goodyear as a director of BHP Billiton Limited		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1,531,850,804	1,481,976,994
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	1,363,539,534	1,340,411,597
♦ was to vote against the resolution	5,377,149	761,841
♦ was to abstain on the resolution	11,588,699	31,863,945
♦ may vote at the proxy's discretion	151,345,422	108,939,611

		Limited	Plc
10	Election of Mr C W Goodyear as a director of BHP Billiton Plc		
	⇒ Total number of proxy votes exercisable by all proxies validly appointed	1,527,508,344	1,481,976,994
	⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
	♦ was to vote for the resolution	1,236,449,708	1,445,684,256
	♦ was to vote against the resolution	4,354,637	765,306
	♦ was to abstain on the resolution	11,512,691	32,086,664
	♦ may vote at the proxy's discretion	275,191,308	3,440,768
11	Appointment of auditors of BHP Billiton Limited and BHP Billiton Plc and authorise auditors' remuneration		
	⇒ Total number of proxy votes exercisable by all proxies validly appointed	1,531,850,912	1,481,976,994
	⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
	♦ was to vote for the resolution	1,355,773,470	1,418,930,133
	♦ was to vote against the resolution	14,952,134	21
	♦ was to abstain on the resolution	11,065,647	40,692,110
	♦ may vote at the proxy's discretion	150,059,661	3,105,195
12	Renewal of Directors' authority to issue shares of BHP Billiton Plc		
	⇒ Total number of proxy votes exercisable by all proxies validly appointed	1,531,876,949	1,481,976,994
	⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
	♦ was to vote for the resolution	1,291,044,176	1,361,873,477
	♦ was to vote against the resolution	76,120,152	84,935,084
	♦ was to abstain on the resolution	14,690,269	32,087,358
	♦ may vote at the proxy's discretion	150,022,352	3,081,075

		Limited	Plc
13	Renewal of disapplication of pre-emption rights in BHP Billiton Plc		
	⇒ Total number of proxy votes exercisable by all proxies validly appointed	1,524,398,467	1,481,976,994
	⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
	♦ was to vote for the resolution	1,308,921,142	1,354,210,672
	♦ was to vote against the resolution	50,249,439	92,587,624
	♦ was to abstain on the resolution	14,680,016	32,094,867
	♦ may vote at the proxy's discretion	150,547,870	3,083,831
14	Renewal of the authority given in the Contingent Purchase Contract of BHP Billiton Plc		
	⇒ Total number of proxy votes exercisable by all proxies validly appointed	1,543,274,989	1,481,976,994
	⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
	♦ was to vote for the resolution	1,265,611,037	1,332,883,392
	♦ was to vote against the resolution	57,217,753	83,702,731
	♦ was to abstain on the resolution	69,198,830	62,306,827
	♦ may vote at the proxy's discretion	151,247,369	3,084,044
15	Approval of the Remuneration Policy		
	⇒ Total number of proxy votes exercisable by all proxies validly appointed	1,524,471,919	1,481,976,994
	⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
	♦ was to vote for the resolution	1,233,647,006	1,104,787,846
	♦ was to vote against the resolution	50,089,640	177,608,774
	♦ was to abstain on the resolution	90,275,470	196,497,330
	♦ may vote at the proxy's discretion	150,459,803	3,083,044

	Limited	Plc
16 Approval of the Group Incentive Schemes		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1,490,080,501	1,481,976,994
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	1,199,627,235	1,246,247,313
♦ was to vote against the resolution	115,933,965	97,577,788
♦ was to abstain on the resolution	76,793,381	135,068,849
♦ may vote at the proxy's discretion	97,725,920	3,083,044
17 Approval of the grant of Performance Shares to Mr B P Gilbertson		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1,482,358,568	1,481,976,994
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	1,147,590,034	1,198,464,654
♦ was to vote against the resolution	161,968,148	174,731,428
♦ was to abstain on the resolution	75,318,172	105,698,932
♦ may vote at the proxy's discretion	97,482,214	3,081,980
18 Approval of the grant of Performance Shares to Mr C W Goodyear		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1,489,800,363	1,481,976,994
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	1,154,855,011	1,198,445,994
♦ was to vote against the resolution	162,012,427	174,741,066
♦ was to abstain on the resolution	75,432,611	105,696,053
♦ may vote at the proxy's discretion	97,500,314	3,093,881

02 NOV 12 AM 11:07

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

5 November 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3Z of the Listing Rules

Final Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Final Notification is filed in consequence of Listing Rules of the ASX which requires the following information concerning a director on retirement from that office.

We (the entities) advise the following information under ASX Listing Rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy .

Name of director	Mr P M Anderson
Date of last notice	13 September 2002
Date that Director ceased to be a director	4 November 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
1 934 014 ordinary shares in BHP Billiton Limited

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
—	—

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	26 February 1999
Period during which or date on which exercisable	23 February 2002 – 22 April 2009
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	$7.62 (exercise price divided by bonus factor)
Total number of securities over which options or other rights held at the date of this notice	2 065 100 ordinary shares of BHP Billiton Limited.
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Ms E Hobley – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Ms E Hobley Tel: +44 20 7747 3854 Fax: +44 20 7747 3852

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

5 November 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3Z of the Listing Rules

Final Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Final Notification is filed in consequence of Listing Rules of the ASX which requires the following information concerning a director on retirement from that office.

We (the entities) advise the following information under ASX Listing Rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy .

Name of director	Mr J B Jackson
Date of last notice	22 July 2002
Date that Director ceased to be a director	4 November 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
13 303 ordinary shares in BHP Billiton Plc

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
—	—

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Ms E Hobley – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Ms E Hobley Tel: +44 20 7747 3854 Fax: +44 20 7747 3852

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

5 November 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3Z of the Listing Rules

Final Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Final Notification is filed in consequence of Listing Rules of the ASX which requires the following information concerning a director on retirement from that office.

We (the entities) advise the following information under ASX Listing Rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy .

Name of director	Mr J T Ralph AC
Date of last notice	4 January 2002
Date that Director ceased to be a director	4 November 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
2 066 ordinary shares in BHP Billiton Limited

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
National Australia Trustees Limited, as trustee of a private superannuation fund of which Mr Ralph is a potential beneficiary.	27 124 ordinary shares in BHP Billiton Limited

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Ms E Hobley – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Ms E Hobley Tel: +44 20 7747 3854 Fax: +44 20 7747 3852